

2022
ANNUAL REPORT



PRIMIS
FINANCIAL CORP.



Richmond, Virginia

CHALLENGING THE STATUS QUO

IT'S WHO WE ARE

You shouldn't have to celebrate when your bank gets it right. Or when you're surprised at how easy things are. Or when there's a real person on the other line. Or when products and services seamlessly fit your needs and wants.

That's why Primis reimagined banking — to build a better bank. A best bank. We're committed to bringing our customers *more*, our investors *more* and our communities *more*. And we're just getting started.





Primis Bank President & CEO Dennis J. Zember Jr. and Primis Financial Corp. Board Chairman W. Rand Cook.

BUILDING THE BEST BANK

DEAR SHAREHOLDERS

I am writing this letter shortly after the end of 2022 and I have never believed in our vision for this Company or our strategies to deliver results more than I do now. Financially, our whole vision centers around producing higher than average returns for our shareholders, with growth rates and quality that are reliably better than our peers. That is not an easy vision, particularly when you commit to doing it organically.

My whole career has been centered on building organizations through M&A. The speed at which you can effect positive financial change through rapid-fire acquisitions is astounding. It is a solid strategy, and one that I believe Primis can one day execute to further build earnings, tangible book value, and operating ratios. However, acquisitions can also negatively impact a company if the operational backbone, culture, management team, and board are not prepared. Three years ago, we committed to focus internally, to build an organization that could grow with or without M&A, in order to thrive and produce the results that our shareholders demand.

We have developed cultural, management, and technical expertise by building three unique concepts from scratch. Panacea, our first concept barely two years old, has achieved national brand recognition, banking over 4,000 doctors, veterinarians, and dentists with a fully digital solution. Our life premium finance division also garners national attention, delivering cash-secured financing for life insurance contracts with a digital approach that cuts the average funding time by nearly 75%. Lastly, our digital deposit platform operates nationwide with seamless account opening, wholly unique features in a highly functional app. We believe these three solutions will continue to grow meaningfully on both sides of the balance sheet for years to come in ways that are highly accretive to our credit quality, efficiency ratio, and return on assets.

Additionally, in 2022, our community bank delivered the best year of growth that we have seen in a decade. With that momentum, we finished the year by restructuring the bank into three distinct regions: Washington DC MSA, Richmond VA MSA and Hampton Roads/Tidewater MSA. This market-centric structure will accentuate our local approach to banking, and should accelerate our bank as the ideal choice for consumer and commercial clients.

In June 2022, we successfully completed the purchase of SeaTrust Mortgage, giving us the opportunity to offer mortgage solutions in-house. Our success in recruiting highly effective teams for our mortgage platform is quickly working to diversify our revenue sources away from solely interest spread and deposit fees, and is strengthening the quality of our earnings long-term.

All of this work over the past few years has been expensive. Our team understands the accountability that comes with these new strategies and investments, and we believe we are very close to realizing the fruits of our hard labor. On behalf of our board of directors, I would like to say "thank you!" for the continued support and confidence. 2023 should be a significant year for our Company!



Dennis J. Zember Jr.
President & CEO



"I'm an involved owner. Before V1BE, I was always running. I still hustle, but now I have a hand."

Kalypso's Sports Tavern Owner Vicky Hadjikyriakou was one of the very first V1BE customers and relies on the service multiple times each week to keep her business running smoothly.

V1BE

IT'S BANKING ON WHEELS

One of the best ways to serve our communities is to make banking easier, more accessible, and convenient. In August 2021, Primis introduced V1BE, the first banking delivery app that brings the services of a branch right to the doorstep of our customers. In 2022, we expanded V1BE, both in coverage and offerings.

V1BE debuted in Richmond, Virginia, and expanded significantly in 2022, now servicing nearly 250 new zip codes, which cover nearly 70% of the Primis branch footprint. V1BE's product suite continues to grow as well. For example, Next Day Cash, offered exclusively via V1BE, gives the business owner same-day credit for deposits made into a compact safe located at their business and maintained by V1BE.

Vicky Hadjikyriakou, a restaurant owner in Reston, Virginia, has seen it all in her career. She was practically born in a restaurant and grew up learning about the business. V1BE is her secret weapon for attracting the best employees. Because of the "bring me cash" feature, she can give nightly tip-outs to her team, helping her restaurant stand out to potential servers.

Vicky shared, "I don't know anyone whose bank does this, but mine."



552,252
Total Minutes Saved



$99.5+ million
in Deposits Serviced
by V1BE



"I'm a huge fan of the digital experience. Using the Primis digital platform was so easy. Anyone can do it! I'm able to seamlessly open new accounts and check on my finances with the stroke of a button. And, I find comfort in knowing Primis has a 24/7 customer care center that is only a phone call or email away."

Jackie Konzelman in Burgess, VA was one of the first customers to join the new digital platform, and hasn't looked back!

DIGITAL PLATFORM

LET'S TALK TECH

The increasing demand for a harmonious digital banking experience is transforming banking, and we're proud to be in the driver's seat, leading the pack. 2022 was a landmark year for our digital platform, launching publicly in September with personal checking and savings accounts, and personal CDs shortly after. Nearly 600 new accounts opened on the new digital platform in 2022 and the growth is just beginning. The first quarter of 2023 saw over 11,000 personal checking and savings accounts opened, and business offerings are slated to launch mid 2023. Our progressive, cloud-based, API driven program creates a seamless, faster, premium experience for our customers.

In September, our mobile-first, sales-first new primisbank.com launched. Mobile users have increased by 110% and site sessions increased over 700% (December 2021 compared to December 2022). We continue to redefine and refine our customer interactions. By mid-2023, our website will offer a personalized, customized experience and our 24/7 customer care center's reimagined customer interaction experience will be well under way. Using AI, messaging, video, voice, co-browsing and more, our goal is to decrease customer effort, increase customer service efficiency, and deliver a humanized banking experience, digitally.

While we're high on tech, we also know that real people are at the center of all banking relationships. When retired-nurse, Jackie Konzelman, wanted to open a new account, she looked no further than a bank she'd trusted in the past for managing her rental property and garden club accounts. In November, Jackie was impressed with the new digital platform and decided to deepen her relationship with Primis.



"Primis Mortgage was always one step ahead of the game. Not only was Amber personable, but she has experience. Her knowledge and constant reassurance gave us encouragement and comfort."

— Evie and Jason Ehret

Adding Primis Mortgage to our team helps us serve more customers, like Marine Corps veterans, the Ehrets, in Spring Grove, VA.

LINES OF BUSINESS

ON THE LINE

When it comes to customers with highly specific, individualized needs, our lines of business keep us in the forefront. Establishing and growing existing lines of businesses is a major differentiator for our organization and allows us to offer more services to more people.

We're not doctors. Luckily, the founders of Panacea Financial are. They know the nuances of banking for doctors, and grew Panacea Financial with solutions tailored specifically to the doctor community—physicians, dentists, and veterinarians alike. Panacea Financial launched in November 2020 and has already grown to bank over 4,000 doctors in the U.S. In 2022, Panacea originated 2,347 loans totaling $229.8 million and in the fourth quarter alone, opened over 500 new deposit accounts.

In November 2021, Primis launched our life premium financing product delivering to the life insurance marketplace the customer-centric promise of receiving an unparalleled financing experience. Since that time, the division has gained an exponential amount of national and industry recognition. In 2022, financing for life insurance premiums equaled over $193.8 million in loan balances (net of fees). Notably, our life premium financing is completed in an average of 29 days (from order submission to closing), which is significantly less than the historical industry average.

In May 2022, Primis Financial Corp. acquired SeaTrust Mortgage, which became Primis Mortgage, a wholly owned subsidiary. Nine months later, by the end of the first quarter of 2023, Primis Mortgage grew its lending footprint to 40 states and Washington D.C. Originations also increased during 2022, with a 35% increase in fourth quarter (over third quarter) despite typical seasonal lulls.

When Jason and Evie Ehret found the farmland of their dreams, they needed a mortgage team that could make it happen. As Marine Corps veterans, they knew they had earned benefits such as special loan programs, but their realtor was sending mixed messages. Once they found their Primis loan officer, Amber Kilian, they gained the peace of mind that they deserved.



"Because of Primis Works, I went from barely getting by, to having so many doors to walk through. Not only can I continue to grow, but I can be myself."

—Simone Vinson

Simone Vinson graduated in the first Primis Works class and is now a CDD/EDD & OFAC Specialist.

SOCIAL RESPONSIBILITY

IT'S OUR PROMISE

We're growing every single day, but our roots remain solid. We're rooted in community support and are unwavering in our commitment to serving our neighbors. To maximize our giving back opportunities, Primis welcomed Director of Corporate Responsibility Diane Beirne in July 2022. This key role allows the bank to meaningfully expand social and economic outreach, initially focusing on social and philanthropic support, and eventually, environmental impact.

True to our core, we believe everyone can be a leader. One of our focus areas is empowering women and girls. By using our influence and offering meaningful support to women and girls throughout our community, we believe everyone can reach their potential. We are developing programs and supporting like-minded organizations with complementary

focuses to offer opportunities and build foundations for brighter futures.

Primis' flagship program, Primis Works, empowers single mothers by providing a life-changing opportunity to establish and grow meaningful careers. This four-month experience offers full benefits, paid childcare, and combines classroom education, mentorship, personal and professional development, and extensive job training in a variety of departments at Primis. After the program, applicants are invited to interview for permanent roles at Primis.

The inaugural Primis Works class began in September of 2021. Since then, the program continues to expand, welcoming two new classes each year.

Simon Vinson joined the Primis Works program in 2021 after learning about it at her church. She needed a change. She needed peace of mind for her growing family. Simone flourished in the program, and ultimately had her pick from four job offers in different divisions of the bank. She chose the BSA/FRAUD team and is now a CDD/EDD and OFAC specialist. In addition to beginning a new career path, Simone also gained a family. "The support, it means everything," she shared. And the feeling is mutual. "Simone brings so much to our team. She's a fast learner and never passes up the opportunity to learn something new," shared Director of BSA Glenda Gaubert.

GROSS LOANS
IN BILLIONS
EXCLUDING PAYCHECK PROTECTION
PROGRAM LOANS



2018	2019	2020	2021	2022
$2.18	$2.19	$2.13	$2.26	$2.94

NET INTEREST MARGIN



Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022
3.00%	2.96%	3.33%	3.57%	3.67%

TANGIBLE BOOK VALUE
PER SHARE
IN DOLLARS



2018		2019		2020		2021		2022	
$9.88	$9.99	$11.09	$11.05	$11.60	$11.46	$12.43	$12.38	$11.61	$12.66

● Tangible Book Value   ● Adjusted Tangible Book Value for AOCI

FINANCIAL HIGHLIGHTS

A YEAR OF BUILDING

GROSS LOANS

2022 was a banner year for loan growth with over 30% growth for the year (excluding Paycheck Protection Program balances). Over half of the growth came from our newest business lines — Panacea Financial and Life Premium Finance.

NET INTEREST MARGIN

The bank strengthened its net interest margin throughout 2022 as excess liquidity was deployed into loans. In addition to loan growth, our solid net interest margin is a direct result of the efforts we have placed on driving core deposit growth in the bank. At year end, core deposits* were 95.8% of total deposits, up from 77.5% at the end of 2018.

TANGIBLE BOOK VALUE

Tangible book value per share, a key measure of shareholder value, ended 2022 at $11.61. Excluding market value adjustments on our securities portfolio, which are expected to reverse as the securities mature, our tangible book value per share was $12.66, up $2.67 from the end of 2018 and after $1.56 of dividends paid over that timeframe.

*Core Deposit totals exclude brokered and listing service deposits.

AN ALL-STAR ROSTER
BOARD OF DIRECTORS



W. Rand Cook

Chairman
Vice President, McCaul,
Martin, Evans and Cook, P.C.



Dennis J. Zember Jr.

President and Chief Executive Officer
Primis Financial Corp.



John F. Biagas

President and Chief
Executive Officer
Bay Electric Co, Inc.



Robert Y. Claggett

Attorney-at-Law



Deborah B. Diaz

Chief Executive Officer
Catalyst ADV



John M. Eggemeyer

Managing Principal
Castle Creek Capital



F. L. Garrett III

Realtor
Shaheen, Ruth, Martin &
Fonville Real Estate



Eric A. Johnson

President
Mason Realty Inc.



Dr. Allen Jones Jr.

Chief Executive Officer
Dominion Physical Therapy &
Associates Inc.



Charles A. Kabbash

President and Chief Executive Officer
414 Associates & 414 Associates
South Real Estate Investment Holding
Company

COMMITTED TO GREATNESS

EXECUTIVE TEAM



Dennis J. Zember Jr.

President and
Chief Executive Officer



Matthew A. Switzer

Executive Vice President
Chief Financial Officer



Barry P. Almond

Executive Vice President
Chief Retail Officer



Julia E. Fredricks

Executive Vice President
Chief Risk Officer



Ann-Stanton C. Gore

Executive Vice President
Chief Marketing Officer



Marie Taylor Leibson

Executive Vice President
Chief Credit Officer



G. Cody Sheflett Jr.

Executive Vice President
Chief Information Officer



C. Tyler Stafford

Primis Executive Vice President
Panacea Financial CEO and
Co-Founder



Stephen B. Weber

Executive Vice President
Chief Strategy Officer



Susan B. Williamson

Executive Vice President
Director of Regulatory
Relations



Cheryl B. Wood

Executive Vice President
Chief Administrative Officer

Cautionary Note Regarding Forward-Looking Statements This Annual Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "estimate", "expect", "intend", "anticipate" and similar expressions and variations thereof identify certain of such forward-looking statements, which speak only as of the dates which they were made. Primis undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements. Please refer to Primis' filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, for a summary of important factors that may affect Primis' forward-looking statements.

 PRIMIS
FINANCIAL CORP. | ANNUAL REPORT 2022
FORM 10-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission file number: 001-33037

PRIMIS FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Virginia	**20-1417448**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

6830 Old Dominion Drive
McLean, Virginia 22101
(Address of principal executive offices) (Zip code)

(703) 893-7400
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	FRST	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b – 2 of the Exchange Act.:

Large accelerated filer ☐   Accelerated filer ☒   Smaller reporting company ☐   Emerging growth company ☐

Non-accelerated filer ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issues its audit report. ☒ Yes   ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2022 was approximately $297.6 million based on the closing price of the common stock on such date.

The number of shares of common stock outstanding as of March 6, 2023 was 24,685,458.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 in conjunction with the registrant's 2023 Annual Meeting of Shareholders are incorporated by reference into Part III, Items 10-14 of this Annual Report on Form 10-K.

PRIMIS FINANCIAL CORP.
FORM 10-K
TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

CAUTIONARY NOTE
REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements about future expectations, activities and events that constitute forward-looking statements within the meaning of, and subject to the protection of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act and are intended to be covered by the safe harbor provided by the same. Forward-looking statements are not historical facts and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. The words "believe," "may," "forecast," "should," "anticipate," "contemplate," "estimate," "expect," "project," "predict," "intend," "continue," "would," "could," "hope," "might," "assume," "objective," "seek," "plan," "strive" or similar words, or the negatives of these words, identify forward-looking statements.

Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. In addition to the other factors discussed in the "Risk Factors" section of this Annual Report on Form 10-K, factors that could contribute to those differences include, but are not limited to:

- the effects of future economic, business and market conditions and disruptions in the credit and financial markets, domestic and foreign;
- the ongoing impact of COVID-19 pandemic on our assets, business, cash flows, financial condition, liquidity, prospects and results of operations; potential increases in the provision for credit losses; and other general competitive, economic, political, and market factors, including those affecting our business, operations, pricing, products, or services;
- our ability to implement our various strategic and growth initiatives, including our Panacea Financial and Life Premium Finance Divisions, new digital banking platform, V1BE fulfillment service and Primis Mortgage Company;
- adverse results from current or future litigation, regulatory examinations or other legal and/or regulatory actions;
- changes in the local economies in our market areas which adversely affect our customers and their ability to transact profitable business with us, including the ability of our borrowers to repay their loans according to their terms or a change in the value of the related collateral;
- changes in interest rates, inflation, loan demand, real estate values, or competition, as well as labor shortages, supply chain disruptions, the threat of recession and volatile equity capital markets;
- changes in the availability of funds resulting in increased costs or reduced liquidity, as well as the adequacy of our cash flow from operations and borrowings to meet our short-term liquidity needs;
- a deterioration or downgrade in the credit quality and credit agency ratings of the investment securities in our investment securities portfolio;
- impairment concerns and risks related to our investment securities portfolio of collateralized mortgage obligations, agency mortgage-backed securities and obligations of states and political subdivisions;
- the incurrence and possible impairment of goodwill associated with current or future acquisitions and possible adverse short-term effects on our results of operations;
- increased credit risk in our assets and increased operating risk caused by a material change in commercial, consumer and/or real estate loans as a percentage of our total loan portfolio, including as a result of the financial impact of COVID-19, rising interest rates, inflation and recessionary concerns;
- the concentration of our loan portfolio in loans collateralized by real estate;
- our level of construction and land development and commercial real estate loans;
- failure to prevent a breach to our Internet-based system and online commerce security;
- changes in the levels of loan prepayments and the resulting effects on the value of our loan portfolio;

- the failure of assumptions and estimates underlying the establishment of and provisions made to the allowance for credit losses;
- our ability to expand and grow our business and operations, including the establishment of additional branches and acquisition of additional branches and banks, and our ability to realize the cost savings and revenue enhancements we expect from such activities;
- government intervention in the U.S. financial system, including the effects of legislative, tax, accounting and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Jumpstart Our Business Startups Act, the Consumer Financial Protection Bureau, the capital ratios of Basel III as adopted by the federal banking authorities, the Tax Cuts and Jobs Act of 2017 and the CARES Act, as well as the possibility that the U.S. could default on its debt obligations and the risk of inflation and interest rate increases resulting from monetary and fiscal stimulus response, which may have unanticipated adverse effects on our customers, and our financial condition and results of operations;
- uncertainty related to the transition away from the London Inter-bank Offered Rate ("LIBOR");
- increased competition for deposits and loans adversely affecting rates and terms;
- the continued service of key management personnel;
- the potential payment of interest on demand deposit accounts to effectively compete for customers;
- potential environmental liability risk associated with properties that we assume upon foreclosure;
- increased asset levels and changes in the composition of assets and the resulting impact on our capital levels and regulatory capital ratios;
- risks of current or future mergers and acquisitions, including the related time and cost of implementing transactions and the potential failure to achieve expected gains, revenue growth or expense savings;
- increases in regulatory capital requirements for banking organizations generally, which may adversely affect our ability to expand our business or could cause us to shrink our business;
- acts of God or of war or other conflicts, including the current Ukraine/Russia conflict, acts of terrorism, pandemics or other catastrophic events that may affect general economic conditions;
- changes in accounting policies, rules and practices and applications or determinations made thereunder, including the impact of the adoption of the current expected credit losses ("CECL") methodology;
- fraudulent and negligent acts by loan applicants, mortgage brokers and our employees;
- failure to maintain effective internal controls and procedures;
- the risk that our deferred tax assets could be reduced if future taxable income is less than currently estimated, if corporate tax rates in the future are less than current rates, or if sales of our capital stock trigger limitations on the amount of net operating loss carryforwards that we may utilize for income tax purposes;
- our ability to attract and retain qualified employees, including as a result of heightened labor shortages;
- risks related to environmental, social and governance ("ESG") strategies and initiatives, the scope and pace of which could alter our reputation and shareholder, associate, customer and third-party affiliations; and
- other factors and risks described under "Risk Factors" herein and in any of our subsequent reports that we file with the Securities and Exchange Commission (the "Commission" or "SEC") under the Exchange Act.

Forward-looking statements are not guarantees of performance or results and should not be relied upon as representing management's views as of any subsequent date. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. We caution you, however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. When considering forward-looking statements, you should refer to the risk factors and other cautionary statements in this Annual Report on Form 10-K and in our periodic and current reports filed with the SEC for specific factors that could cause our actual results to be different from those expressed or implied by our forward-looking statements. These statements speak only as of the date of this Annual Report on Form 10-K (or an earlier date to the extent applicable). Except as required by applicable law, we undertake no obligation to update publicly these statements in light of new information or future events.

PART I

Item 1. Business

Overview

Primis Financial Corp. ("Primis," "we," "us," "our" or the "Company") is the bank holding company for Primis Bank ("Primis Bank" or the "Bank"), a Virginia state-chartered bank which commenced operations on April 14, 2005. Primis Bank provides a range of financial services to individuals and small and medium-sized businesses. As of December 31, 2022, Primis had $3.57 billion in total assets, $2.95 billion in total loans, $2.72 billion in total deposits and $394.4 million in total stockholders' equity. At December 31, 2022, Primis Bank had thirty-two full-service branches in Virginia and Maryland and also provides services to customers through certain online and mobile applications. Thirty full-service retail branches are in Virginia and two full-service retail branches are in Maryland. The Company is headquartered in McLean, Virginia and has administrative offices in Tysons Corner, Virginia and Glen Allen, Virginia and an operations center in Atlee, Virginia. Our deposits are insured, up to applicable limits, by the Federal Deposit Insurance Corporation (the "FDIC"). Primis Bank also owns Primis Mortgage Company, a residential mortgage lender.

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available free of charge on our website at www.primisbank.com as soon as reasonably practicable after we electronically file such material with the SEC. These reports are also available without charge on the SEC's website at www.sec.gov.

Strategy

Primis is focused on building a new, innovative, and better banking experience for its consumers and small and medium-sized businesses. The bank intends to grow its business, expand its customer base and improve profitability. This is being achieved through a seven-pronged approach:

1. Ensuring deposit and lending products are competitive, easy to understand and readily accessible;
2. Developing business and cash management services that are robust and easy to use;
3. Supporting lines of business that offer differentiable value to consumers and businesses;
4. Executing intuitive, forward-thinking and pioneering electronic banking services that go beyond merely providing access to finances 24-hours a day, 7-days a week;
5. Maintaining a relationship-oriented and needs-based approach to banking;
6. Providing employees with resources for personal and professional development; and,
7. Providing Primis communities and the people within them purposeful and meaningful financial support and volunteerism.

Critical to executing this approach:

- *Utilizing the Primis Management Team's Strength.* The experience and market knowledge of the Bank's management team is one of its greatest strengths and competitive advantages. Since the Company's board of directors appointed Mr. Dennis J. Zember, Jr. as the new president and chief executive officer, effective February 19, 2020, Mr. Zember has added several members to the executive management team. These additional members all bring strong expertise and years of experience.

- *Leveraging the Existing Foundation for Additional Growth.* Based on the management team's depth of experience and certain infrastructure investments, Primis looks to take advantage of certain economies of scale typically enjoyed by larger organizations, thus expanding its operations both organically and through strategic cost-effective branch or bank acquisitions. Primis' investments in data processing, risk management infrastructure, and the staff and branch network will support a much larger asset base. Primis is committed to controlling additional growth in a manner designed to minimize risk and to maintain strong capital ratios.

- *Continuing to Pursue Selective Acquisition Opportunities*. Primis has the skillsets and experience necessary to acquire and successfully integrate financial institutions, banks and branches. This, along with its strong capital position, well-positions Primis to take advantage of acquisition opportunities.

- *Focusing on the Business Owner*. Primis looks to be the primary bank for small- and medium-sized businesses by offering a suite of competitive electronic banking services, robust treasury services and comprehensive lending options. We believe that Primis' localized decision-making capabilities, prompt credit decisions, and superior customer service, supported by a highly experienced and knowledgeable management team, offers Primis a distinct competitive advantage in the marketplace.

- *Focusing on Asset Quality and Underwriting*. Strong asset quality is of primary importance. Therefore, despite the growth in the Bank's loan portfolio, Primis has taken measures to ensure it maintains a strong asset quality by upholding its well-defined underwriting standards.

- *Building a Stable Core Deposit Base*. Primis continues to grow a stable core deposit base of business and retail customers. Primis intends to continue its practice of developing a deposit relationship with each of its loan customers.

BANKING SERVICES

Our principal business is the acquisition of deposits from the general public through our branch offices and deposit intermediaries and the use of these deposits to fund our loan and investment security portfolios. We seek to be a full service bank that provides a wide variety of financial services to our middle market corporate clients as well as to our retail clients. We are an active commercial lender, and also invest funds in mortgage-backed securities, collateralized mortgage obligations, securities issued by agencies of the federal government and obligations of states and political subdivisions.

Lending Activities Overview

Primis offers a wide range of commercial banking services; however, we are focused on making loans secured primarily by commercial real estate and other types of secured and unsecured commercial loans to small and medium-sized businesses in a number of industries, as well as loans to individuals for a variety of purposes, including home equity lines of credit. We are a Small Business Administration ("SBA") lender with Preferred Lending Partner ("PLP") status that allows us to offer this program nationwide. We also invest in real estate-related securities, including collateralized mortgage obligations and agency mortgage backed securities. Our principal sources of funds for loans and investing in securities are deposits and, to a lesser extent, borrowings.

The following is a discussion of each of the major types of lending in which we engage. For more information on our lending activities, see "Item 7. Management's Discussion and Analysis of Financial Condition."

Commercial Lending

Commercial Business Lending. These loans consist of lines of credit, revolving credit facilities, demand loans, term loans, equipment loans, SBA loans, stand-by letters of credit, and unsecured loans. Commercial business loans are generally secured by business assets, equipment, accounts receivable, inventory and other collateral, such as readily marketable stocks and bonds with adequate margins, cash value in life insurance policies and savings and time deposits at Primis Bank.

Commercial Real Estate Lending. Commercial real estate lending includes loans for permanent financing. Commercial real estate lending typically involves higher loan principal amounts and the repayment of loans is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Owner occupied real estate is evaluated in conjunction with the operations of the business.

Construction Lending. Primis provides construction loans for commercial, multi-family, assisted living and other non-residential properties, and builder/developer lines for established companies in our market footprint. Construction loan borrowers are generally pre-qualified for the permanent loan by us or a third party.

Secured Asset Based Lending (SABL). Primis has developed a proprietary Asset Based Lending software system that allows the Bank to monitor the collateral of its commercial borrowers who have pledged their working assets (accounts receivables and other qualifying assets such as inventory) as collateral. SABL has the ability to track other offsets (liabilities, e.g. other loans the customer has with the Bank) to the line of credit. SABL serves to provide more stringent controls and supervision that this type of lending requires.

SBA Lending. Primis has developed expertise in the federally guaranteed SBA programs. The SBA programs provide economic development programs which finance start-up and expansion of small businesses. We are a nationwide Preferred Lender. As an SBA Preferred Lender, our pre-approved status allows us to quickly respond to customers' needs. Under the SBA program, we generally originate and fund SBA 7(a) and 504 loans. Benefits to Primis are low LTV commercial loans and government guarantees up to 80%.

Panacea Practice Solutions. Primis, through its Panacea division, provides financing for medical, dental and veterinary businesses. Financing purposes cover a range of needs in this sector to include acquisition, start-up, expansion, real estate purchase and refinance, leasehold, equipment financing, as well as practice buy-ins.

Mortgage Warehouse Lending. Primis provides warehouse lending lines of credit to residential mortgage originators. Program parameters and underwriting guidelines are processed and monitored through our Warehouse Loan System (WLS) to ensure program compliance.

Consumer Lending

Primis offers various types of secured and unsecured consumer loans. We make consumer loans primarily for personal, family or household purposes.

Residential Mortgage. Primis originates residential mortgage loans for its portfolio through Primis Mortgage Company. Primis also purchases originated residential mortgages from our Warehouse Line clients, as well as other loan pools. We have no sub-prime loans.

Home Equity Lines of Credit. Primis offers credit lines secured by primary residential properties with maximum loan-to-values of 80%. The product provides for a 10 year draw period followed by a 20 year repayment period.

Secured Personal Loans. Primis offers secured personal loans for a variety of purposes including auto, motorcycle, boats, and recreational vehicles. Pledged collateral could also include marketable securities and certificates of deposits.

Premium Life Finance. Primis offers life insurance premium financing. The loan is utilized to pay the annual premiums due on the whole or universal life policy. The loan is fully secured by the cash value of the policy and personal liquid assets of the borrower or guarantor.

Unsecured Personal Loans. Primis offers unsecured personal loans up to $50,000 and overdraft protection loans up to $10,000, based on specified underwriting criteria.

Panacea Consumer Loans. Panacea offers several unsecured consumer loan products to include student loan refinancing and pro re nata ("PRN") loans. PRN loans may be utilized by graduating doctors to fund costs as they move into their chosen professions. Strict criteria has been established around these products.

Because future loan losses are so closely intertwined with our underwriting policy, we have instituted what management believes is a stringent loan underwriting policy. Our underwriting guidelines are tailored for particular credit types, including lines of credit, revolving credit facilities, demand loans, term loans, equipment loans, real estate loans, SBA loans, stand-by letters of credit and unsecured loans. We have instituted a no exceptions policy for our consumer credit programs.

Deposit Activities Overview

We offer a broad range of deposit products, including checking, NOW, savings, and money market accounts and certificates of deposit, supporting the needs of businesses and individuals. We actively pursue business relationships by utilizing the business contacts of our senior management, other bank officers and our directors, thereby capitalizing on our knowledge of our local market areas.

Commercial deposit products are enhanced by a robust suite of treasury and cash management services, including:

- Investment/sweep accounts
- Wire transfer services
- Employer services/payroll processing services
- Zero balance accounts
- Night depository services
- Depository transfers
- Merchant services (third party)
- ACH originations
- Business debit cards
- Controlled disbursement accounts
- Remote deposit capture
- Mobile and online banking

Other products and services offered by the Bank include: Debit cards, ATM services, notary services, and wire transfer.

Lines of Businesses

Panacea Financial. In November 2020, the Company launched the Panacea Financial division, which focuses on providing unique financial products and services for the medical, dental and veterinary communities. Panacea offers personal loans, student debt refinance and practice loans as well as deposit products nationally. Panacea has partnerships with fourteen national and state associations. Additionally, its In-Training Medical/Dental School Loan Refinance product allows physicians and dentists that are in training the opportunity to refinance their student debt at a lower interest rate, while benefiting from affordable monthly payments during training. As of December 31, 2022, Panacea had approximately $248.4 million in outstanding loans. The division has successfully built a nationally-recognized brand and finished 2022 with a growing team of industry-leading commercial bankers experienced in providing financial services to its target communities across the United States.

Life Premium Financing. The Company launched a division in the fourth quarter of 2021 focused on financing life insurance premiums for high net worth individuals across the United States. As of December 31, 2022, the Life Premium Finance Division had outstanding balances, net of deferred fees, of $193.8 million. Outstanding balances on these loans grow over three to five years. Consequently, the Company expects a sustainable growth rate in the division with each new loan originated.

Primis Mortgage Company. On May 31, 2022, Primis Bank acquired Primis Mortgage Company (previously SeaTrust Mortgage Company), a regional residential mortgage company headquartered in Wilmington, North Carolina. Primis Mortgage Company has since expanded to offer residential mortgages in the majority of the U.S. Residential mortgage loans originated through Primis Mortgage Company are primarily sold in the secondary market for fee income. As of December 31, 2022, Primis Mortgage originated $294.9 million loans.

Digital Banking

In 2022, Primis successfully launched its new digital bank platform. The platform includes an all-new mobile banking application that provides a quick and seamless account opening process all from within the app.

Also in the fourth quarter of 2021, Primis launched its new V1BE service, the first bank delivery app for on-demand ordering of branch services. V1BE brings in-branch banking services right to the customer's doorstep, including cash delivery/withdrawals, cash pick-up/deposits, check deposits, change orders, cashier checks, and the instant issue of replacement debit cards. V1BE was initially piloted in the Richmond market but now covers the majority of our footprint, including the greater Washington, D.C. region. With V1BE, Primis is able to support any market and grow customer relationships without the need for a large branch presence.

Funding and Revenue Sources

The principal sources of funds for our lending and investment activities are deposits, repayment of loans, prepayments from mortgage-backed securities, repayments of maturing investment securities, Federal Home Loan Bank ("FHLB") advances and other borrowed money.

Principal sources of revenue are interest and fees on loans and investment securities as well as fee income derived from the maintenance of deposit accounts and income from bank-owned life insurance policies. Our principal expenses include interest paid on deposits, advances from the FHLB of Atlanta, junior subordinated debt, senior subordinated notes and other borrowings, and operating expenses.

CREDIT ADMINISTRATION

Because future loan losses are so closely intertwined with our underwriting policy, we have instituted what management believes are well-defined loan underwriting criteria and portfolio management practices. Our underwriting guidelines are tailored for particular credit types, including lines of credit, revolving credit facilities, demand loans, term loans, equipment loans, real estate loans, SBA loans, stand-by letters of credit and unsecured loans. We will make extensions of credit based, among other factors, on the potential borrower's creditworthiness and likelihood of repayment.

The Board of Directors has delegated assignment of individual credit authorities up to $10 million to the Chief Executive Officer and Chief Credit Officer. For loans less than $2.5 million, we have named Credit Officers and two Specialty Executive Credit Officers, each with extensive industry specific experience with individual credit authority to $4 million. These individual lending authorities are based on the individual's technical ability and experience. All credits over $10 million are reviewed and approved by Executive Loan Committee, as defined in credit policy. All credit extensions in excess of 60% of the Bank's legal lending limit are also reviewed and approved by the Board of Directors. As of December 31, 2022, our legal lending limit was approximately $62.2 million.

Portfolio management is an integral part of sound credit practices. The responsible relationship manager in conjunction with credit administration will service loan credits through their life cycle. Primis has a dedicated Special Assets team that provides oversight on credit collection activities, to include legal negotiations, forbearance agreements, collateral sale, foreclosures and management of other real estate owned ("OREO"). This coordinated approach to credit provides a high quality portfolio. Credit Administration is responsible for monthly reporting to the Board of Directors on asset quality and performance.

COMPETITION

The banking business is highly competitive, and our profitability depends principally on our ability to compete in the market areas in which our banking operations are located. We experience substantial competition in attracting and retaining deposits and in lending funds. The primary factors we encounter in competing for deposits are convenient office locations and rates offered. Direct competition for deposits comes from other commercial bank and thrift institutions, money market mutual funds and corporate and government securities which may offer more attractive rates than insured depository institutions are willing to pay. The primary factors we encounter in competing for loans include, among others, interest rate and loan origination fees and the range of services offered. Competition for origination of loans normally comes from other commercial banks, thrift institutions, mortgage bankers, mortgage brokers, insurance companies and fintech or digital lending companies. We have been able to compete effectively with other financial institutions by:

- emphasizing customer service and technology;
- establishing long-term customer relationships and building customer loyalty; and
- providing products and services designed to address the specific needs of our customers.

HUMAN CAPITAL

At Primis, we are committed to ensuring that our employees reach their personal, professional and financial peaks. We are attracting, developing, retaining and planning for the succession of key talent and executives to achieve our strategic objectives. Primis is continually investing in our workforce to further emphasize diversity and inclusion and to foster our employees' growth and career development. At December 31, 2022, we had 565 employees, nearly all of whom are full-time and of which approximately 66% were female and 21% were minorities.

Employee Feedback. Fostering an inclusive environment requires that all employees are heard. Our Intranet houses the "Employee Voice," which is a vehicle for employees to make suggestions, asks questions or voice opinions regarding the Company's practices.

Recruitment. While the majority of our employees reside in Virginia, our recruitment efforts are both local and nationwide. We utilize a wide range of recruitment vehicles ranging from college recruitment sites such as "Handshake", "V3" program to recruit veterans to posting on popular job boards and conducting nationwide profile searches to find diverse and qualified candidates. Primis realizes that great people know other great people so we also offer a referral bonus to our employees.

Benefits. Primis offers a comprehensive and competitive benefits package to meet a variety of individual needs. We offer three different medical plans, two of which allow for the employee to make contributions and receive an employer match on a Health Savings Account. In addition to dental insurance, supplemental insurance and a 401k, Primis offers employer paid short-term and long-term disability and life insurance. Our employees also enjoy a cash incentive for participating in our Wellness Program.

Development. All new employees benefit from training to learn how to utilize key Company systems. New employees are also required to complete multiple learning modules that cover important compliance and regulatory requirements in the banking industry. Continuing education and advance training is offered to employees throughout their tenure at Primis. We encourage all employees to obtain job related training by covering the cost of the classes and/or learning materials and tests.

Volunteerism. Primis is committed to the communities we serve and to supporting our employees in their volunteerism. Beginning in 2021, each employee receives eight paid hours to volunteer in their community or charity of choice each year. We maintain a commitment to the prosperity of each community the Company serves, donating to community, civic and philanthropic organizations in 2022. In addition to providing financial products built for the needs of our customers, the Company uses associate volunteerism and corporate philanthropy to build strong community partnerships. The employees volunteered for 125 hours in 2022.

SUPERVISION AND REGULATION

Bank holding companies and banks are extensively regulated under federal and state law. This discussion is a summary and is qualified in its entirety by reference to the particular statutory and regulatory provisions described below, and is not intended to be an exhaustive description of the statutes or regulations applicable to Primis or the Bank. The business of Primis and the Bank is subject to extensive regulation and supervision under federal and state law, including oversight by the Board of Governors of the Federal Reserve System ("Federal Reserve") and the Virginia Bureau of Financial Institutions ("VBFI"), a regulatory division of the Virginia State Corporation Commission.

Changes in laws and regulations may alter the structure, regulation and competitive relationships of financial institutions. In addition, bank regulatory agencies may issue enforcement actions, policy statements, interpretive letters and similar written guidance applicable to us or the Bank. It cannot be predicted whether and in what form new laws and regulations, or interpretations thereof, may be adopted or the extent to which the business of Primis and the Bank may be affected thereby, but they may have a material adverse effect on our business, operations, and earnings.

Violations of laws and regulations, or other unsafe and unsound practices, may result in regulatory agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and other parties participating in the affairs of a bank or bank holding company. Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, federal and state banking regulators have the authority to compel or restrict certain actions on our part if they determine that we have insufficient capital or other resources, or are otherwise operating in a manner that may be deemed to be inconsistent with safe and sound banking practices. Under this authority, our bank regulators can require us or our subsidiaries to enter into informal or formal supervisory agreements, including board resolutions, memoranda of understanding, written agreements and consent or cease and desist orders, pursuant to which we would be required to take identified corrective actions to address cited concerns and to refrain from taking certain actions.

If we become subject to and are unable to comply with the terms of any future regulatory actions or directives, supervisory agreements, or orders, then we could become subject to additional, heightened supervisory actions and orders, possibly including consent orders, prompt corrective action restrictions and/or other regulatory actions, including prohibitions on the payment of dividends on our common stock and preferred stock. If our regulators were to take such additional supervisory actions, then we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such supervisory action could have a material negative effect on our business, reputation, operating flexibility, financial condition, and the value of our common stock and preferred stock.

Supervision, regulation, and examination of Primis, the Bank, and our respective subsidiaries by the appropriate regulatory agencies, as described herein, are intended primarily for the protection of consumers, bank depositors and the Deposit Insurance Fund ("DIF") of The Federal Deposit Insurance Corporation ("FDIC") and the U.S. banking and financial system, rather than holders of our capital stock.

Bank Holding Company Regulation

Primis is subject to extensive supervision and regulation by the Federal Reserve pursuant to the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). We are required to file with the Federal Reserve periodic reports and such other information as the Federal Reserve may request. Ongoing supervision is provided through regular examinations by the Federal Reserve and other means that allow the regulators to gauge management's ability to identify, assess and control risk in all areas of operations in a safe and sound manner and to ensure compliance with laws and regulations. In addition to regulation by the Federal Reserve as a bank holding company, Primis is subject to supervision and regulation by the VBFI under the banking and general business corporation laws of the Commonwealth of Virginia.

Activity Limitations. Primis is registered with the Federal Reserve as a bank holding company. Bank holding companies generally are limited to the business of banking, managing or controlling banks, and other activities that the Federal Reserve determines to be closely related to banking, or managing or controlling banks as to be a proper incident thereto. Bank holding companies are prohibited from acquiring or obtaining control of more than five percent (5%) of the outstanding voting interests of any company that engages in activities other than those activities permissible for bank holding companies. Examples of activities that the Federal Reserve has determined to be permissible are making, acquiring, brokering, or servicing loans; leasing personal property; providing certain investment or financial advice; performing certain data processing services; acting as agent or broker in selling credit life insurance and other insurance products in certain locations; and performing certain insurance underwriting activities. The Bank Holding Company Act does not place geographic limits on permissible non-banking activities of bank holding companies. Even with respect to permissible activities, however, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or its control of any subsidiary when the Federal Reserve has reasonable cause to believe that continuation of such activity or control of such subsidiary would pose a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

Source of Strength Obligations. A bank holding company is required to act as a source of financial and managerial strength to its subsidiary bank. The term "source of financial strength" means the ability of a company, such as us, that directly or indirectly owns or controls an insured depository institution, such as the Bank, to provide financial assistance to such insured depository institution in the event of financial distress. The appropriate federal banking agency for the depository institution (in the case of the Bank, this agency is the Federal Reserve) may require reports from us to assess our ability to serve as a source of strength and to enforce compliance with the source of strength requirements by requiring us to provide financial assistance to the Bank in the event of financial distress. If we were to enter bankruptcy or become subject to the orderly liquidation process established by the Dodd-Frank Act, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee or the FDIC, as appropriate, and entitled to a priority of payment. In addition, the FDIC provides that any insured depository institution generally will be liable for any loss incurred by the FDIC in connection with the default of, or any assistance provided by the FDIC to, a commonly controlled insured depository institution. The Bank is an FDIC-insured depository institution and thus subject to these requirements.

Acquisitions. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve or waiver of such prior approval before it (1) acquires ownership or control of any voting shares of any bank if, after such acquisition, such bank holding company will own or control more than five percent (5%) of the voting shares of such bank, (2) acquires all of the assets of a bank, or (3) merges with any other bank holding company. In reviewing a proposed covered acquisition, among other factors, the Federal Reserve considers (1) the financial and managerial resources of the companies involved, including pro forma capital ratios; (2) the risk to the stability of the United States banking or financial system; (3) the convenience and needs of the communities to be served, including performance under the CRA; and (4) the effectiveness of the companies in combatting money laundering. The Federal Reserve also reviews any indebtedness to be incurred by a bank holding company in connection with a proposed acquisition to ensure that the bank holding company can service such indebtedness without adversely affecting its ability to serve as a source of strength to its bank subsidiaries. Well capitalized and well managed bank holding companies are permitted to acquire control of banks in any state, subject to federal regulatory approval, without regard to whether such a transaction is prohibited by the laws of any state. However, a bank holding company may not, following an interstate acquisition, control more than 10% of nationwide insured deposits or 30% of deposits within any state in which the acquiring bank operates.

Change in Control. Federal law restricts the amount of voting stock of a bank holding company or a bank that a person (including an entity) may acquire without the prior approval of banking regulators. Under the federal Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to and obtain approval from the Federal Reserve before acquiring control of any bank holding company, such as Primis. The Change in Bank Control Act creates a rebuttable presumption of control if a person or group acquires the power to vote 10% or more of our outstanding common stock. The overall effect of such laws is to make it more difficult to acquire a bank holding company or a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Investors should be aware of these requirements when acquiring shares of our stock.

Virginia Law. Certain state corporation laws may have an anti-takeover affect. Virginia law restricts transactions between a Virginia corporation and its affiliates and potential acquirers. The following discussion summarizes the two Virginia statutes that may discourage an attempt to acquire control of Primis.

Virginia Code Sections 13.1-725 – 727.1 govern "Affiliated Transactions." These provisions, with several exceptions discussed below, require approval by the holders of at least two-thirds of the remaining voting shares of material acquisition transactions between a Virginia corporation and any holder of more than 10% of its outstanding voting shares. Affiliated Transactions include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder, or any reclassification, including a reverse stock split, recapitalization, or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by any 10% shareholder by more than 5%.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any 10% shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. Primis "opted out" of the Affiliated Transactions provisions when it incorporated.

Virginia law also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of the three thresholds (20%, 33.33% or 50%) have no voting rights for those shares exceeding that threshold, unless granted by a majority vote of shares not owned by the acquiring person. This provision empowers an acquiring person to require the Virginia Corporation to hold a special meeting of shareholders to consider the matter within 50 days of the request. Primis also "opted out" of this provision at the time of its incorporation.

Governance and Financial Reporting Obligations. We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC, the Public Company Accounting Oversight Board, and NASDAQ. In particular, we are required to include management and independent registered public accounting firm reports on internal controls as part of our Annual Report on Form 10-K in order to comply with Section 404 of the Sarbanes-Oxley Act. We have evaluated our controls, including compliance with the SEC rules on internal controls, and have and expect to continue to spend significant amounts of time and money on compliance with these rules. Our failure to comply with these internal control rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, and the values of our securities.

Corporate Governance. The Dodd-Frank Act addressed many investor protections, corporate governance, and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act (1) granted shareholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhanced independence requirements for Compensation Committee members; and (3) required companies listed on national securities exchanges to adopt incentive-based compensation claw-back policies for executive officers.

Incentive Compensation. The Dodd-Frank Act required the banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1.0 billion in assets, such as Primis and the Bank, which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. The federal banking agencies issued proposed rules in 2011 and previously issued guidance on sound incentive compensation policies. In 2016, the federal banking agencies also proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. As of December 31, 2022, these rules have not been implemented. We and Primis Bank have undertaken efforts to ensure that our incentive compensation plans do not encourage inappropriate risks, consistent with three key principles—that incentive compensation arrangements should appropriately balance risk and financial rewards, be compatible with effective controls and risk management, and be supported by strong corporate governance. On October 26, 2022, the SEC adopted final rules to implement Section 954 of the Dodd-Frank Act that require public companies to adopt and disclose a policy for the recovery of incentive-based compensation received by current or former executive officers that is based on erroneously reported financial information in the event of a required accounting restatement. The rules also require disclosure of the policy, including filing the policy as an exhibit to annual reports on Form 10-K and additional disclosure in the event an accounting restatement is required and recovery is triggered under the policy. The stock exchanges have up to 90 days after publication of the rules in the Federal Register to submit proposed listing standards to the SEC for approval, and the proposed listing standards must be effective no later than one year after the publication date. Following the effective date of the new listing standards, public companies will have 60 days to adopt the required clawback policy.

Shareholder Say-On-Pay Votes. The Dodd-Frank Act requires public companies to take shareholders' votes on proposals addressing compensation (known as say-on-pay), the frequency of a say-on-pay vote, and the golden parachutes available to executives in connection with change-in-control transactions. Public companies must give shareholders the opportunity to vote on the compensation at least every three years and the opportunity to vote on frequency at least every six years, indicating whether the say-on-pay vote should be held annually, biennially, or triennially.

Anti-tying rules. A bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with extensions of credit, leases or sales of property, or furnishing of services.

Capital Requirements

Primis and the Bank are each required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the federal banking agencies may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution's exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution's ability to manage those risks are important factors that are to be taken into account in assessing an institution's overall capital adequacy. The following is a brief description of the relevant provisions of these capital rules and their potential impact on our capital levels.

Primis and the Bank are each subject to the following risk-based capital ratios: a common equity Tier 1 ("CET1") risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital, and a total risk-based capital ratio, which includes Tier 1 and Tier 2 capital. CET1 is primarily comprised of the sum of common stock instruments and related surplus net of treasury stock, plus retained earnings and certain qualifying minority interests, less certain adjustments and deductions, including with respect to goodwill, intangible assets, mortgage servicing assets and deferred tax assets subject to temporary timing differences. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock, tier 1 minority interests and grandfathered trust preferred securities. Tier 2 capital consists of instruments disqualified from Tier 1 capital, including qualifying subordinated debt, other preferred stock and certain hybrid capital instruments, and a limited amount of loan loss reserves up to a maximum of 1.25% of risk-weighted assets, subject to certain eligibility criteria. The capital rules also define the risk-weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the risk-based capital rules, including, for example, certain "high volatility" commercial real estate, past due assets, structured securities and equity holdings.

The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average total consolidated assets net of goodwill, certain other intangible assets, and certain required deduction items. The required minimum leverage ratio for all banks is 4%.

In addition, effective January 1, 2019, the capital rules require a capital conservation buffer of CET1 of 2.5% above each of the minimum capital ratio requirements (CET1, Tier 1, and total risk-based capital), which is designed to absorb losses during periods of economic stress. These buffer requirements must be met for a bank or bank holding company to be able to pay dividends, engage in share buybacks or make discretionary bonus payments to executive management without restriction.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, requires the federal bank regulatory agencies to take "prompt corrective action" regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five regulatory capital tiers: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized". A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDICIA imposes progressively more restrictive restraints on operations, management and capital distributions, depending on the category in which an institution is classified.

To be well-capitalized, the Bank must maintain at least the following capital ratios:

- 6.5% CET1 to risk-weighted assets;
- 8.0% Tier 1 capital to risk-weighted assets;
- 10.0% Total capital to risk-weighted assets; and
- 5.0% leverage ratio.

The Federal Reserve has not yet revised the well-capitalized standard for bank holding companies to reflect the higher capital requirements imposed under the current capital rules. For purposes of the Federal Reserve's Regulation Y, bank holding companies, such as Primis, must maintain a Tier 1 risk-based capital ratio of 6.0% or greater and a total risk-based capital ratio of 10.0% or greater to be well-capitalized. If the Federal Reserve were to apply the same or a similar well-capitalized standard to bank holding companies as that applicable to the Bank, Primis' capital ratios as of December 31, 2022 would exceed such revised well-capitalized standard. Also, the Federal Reserve may require bank holding companies, including Primis, to maintain capital ratios substantially in excess of mandated minimum levels, depending upon general economic conditions and a bank holding company's particular condition, risk profile and growth plans.

Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. Failure to meet minimum capital requirements could also result in restrictions on Primis' or the Bank's ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on its growth.

Both Primis and the Bank's regulatory capital ratios were above the applicable well-capitalized standards and met the capital conservation buffer as of December 31, 2022. Based on current estimates, we believe that Primis and the Bank will continue to exceed all applicable well-capitalized regulatory capital requirements and the capital conservation buffer in 2023.

On October 29, 2019, the federal banking agencies jointly issued a final rule to simplify the regulatory capital requirements for eligible banks and holding companies with less than $10 billion in consolidated assets that opt into the Community Bank Leverage Ratio ("CBLR") framework. A qualifying community banking organization with total consolidated assets of less than $10 billion that exceeds the CBLR threshold would be exempt from the agencies' current capital framework, including the risk-based capital requirements and capital conservation buffer described above, and would be deemed well-capitalized under the agencies' prompt corrective action regulations. Under the final rule, if a qualifying community banking organization elects to use the CBLR framework, it will be considered "well-capitalized" so long as its CBLR is greater than 9%. Primis does not use the CBLR framework.

Payment of Dividends

Primis is a legal entity separate and distinct from the Bank and other subsidiaries. Its primary source of cash, other than securities offerings, is dividends from the Bank. Under the Federal Deposit Insurance Act, no dividends may be paid by an insured bank if the bank is in arrears in the payment of any insurance assessment due to the FDIC. The payment of dividends by the Bank may also be affected by other regulatory requirements and policies, such as the maintenance of adequate capital. If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in, or is about to engage in, an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that the bank cease and desist from that practice. The Federal Reserve has formal and informal policies which provide that insured banks should generally pay dividends only out of current operating earnings.

Under a Federal Reserve policy adopted in 2009, the board of directors of a bank holding company must consider certain factors to ensure that its dividend level is prudent relative to maintaining a strong financial position, and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company's dividends if:

- its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;
- its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or
- it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Bank Regulation

The operation of the Bank is subject to state and federal statutes applicable to state banks and the regulations of the Federal Reserve, the FDIC and the Consumer Financial Protection Bureau ("CFPB"). The operations of the Bank may also be subject to applicable Office of the Comptroller of the Currency ("OCC") regulation to the extent state banks are granted parity with national banks. Such statutes and regulations relate to, among other things, required reserves, investments, loans, mergers and consolidations, issuances of securities, payments of dividends, establishment of branches, consumer protection and other aspects of the Bank's operations. Violations of laws and regulations, or other unsafe and unsound practices, may result in these agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and other parties participating in the affairs of a bank or bank holding company.

Safety and Soundness. The Federal Deposit Insurance Act requires the federal prudential bank regulatory agencies, such as the Federal Reserve, to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (1) internal controls; (2) information systems and audit systems; (3) loan documentation; (4) credit underwriting; (5) interest rate risk exposure; and (6) asset quality. The agencies also must prescribe standards for asset quality, earnings, and stock valuation, as well as standards for compensation, fees and benefits. The federal banking agencies have adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards used to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if a regulator determines that a bank fails to meet any standards prescribed by the guidelines, the regulator may require the bank to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans.

Examinations. The Bank is subject to regulation, reporting, and periodic examinations by the Federal Reserve and the VBFI. These regulatory authorities routinely examine the Bank's reserves, loan and investment quality, consumer compliance, management policies, procedures and practices and other aspects of operations. The Federal Reserve has adopted the Federal Financial Institutions Examination Council's ("FFIEC") rating system and assigns each financial institution a confidential composite rating based on an evaluation and rating of six essential components of an institution's financial condition and operations, including Capital Adequacy, Asset Quality, Management, Earnings, Liquidity and Sensitivity to Market Risk, as well as the quality of risk management practices.

Consumer Protection. The Dodd-Frank Act established the CFPB, an independent regulatory authority housed within the Federal Reserve having centralized authority, including examination and enforcement authority, for consumer protection in the banking industry. The CFPB has rule writing, examination, and enforcement authority with regard to the Bank's (and Primis') compliance with a wide array of consumer financial protection laws, including the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, the Home Mortgage Disclosure Act, the S.A.F.E. Mortgage Licensing Act, the Fair Credit Reporting Act (except Sections 615(e) and 628), the Fair Debt Collection Practices Act, and the Gramm-Leach-Bliley Act (sections 502 through 509 relating to privacy), among others. The CFPB has broad authority to enforce a prohibition on unfair, deceptive, or abusive acts and practices. Authority to supervise and examine Primis and the Bank for compliance with federal consumer laws remains largely with the Federal Reserve. However, the CFPB may participate in examinations on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce consumer protection rules adopted by the CFPB against certain institutions.

Deposit Insurance Assessments. The Deposit Insurance Fund ("DIF") of the FDIC insures the deposits of the Bank generally up to a maximum of $250,000 per depositor, per insured bank, for each account ownership category. The FDIC charges insured depository institutions quarterly premiums to maintain the DIF. Deposit insurance assessments are based on average total consolidated assets minus its average tangible equity, and take into account certain risk-based financial ratios and other factors. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits.

As of June 30, 2020, the DIF reserve ratio fell to 1.30%, below the statutory minimum of 1.35%. The FDIC, as required under the Federal Deposit Insurance Act, established a plan on September 15, 2020 to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35% within eight years. On October 18, 2022, the FDIC adopted an amended restoration plan to increase the likelihood that the reserve ratio would be restored to at least 1.35 percent by September 30, 2028. The FDIC's amended restoration plan increases the initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. The FDIC could further increase the deposit insurance assessments for certain insured depository institutions, including the Bank, if the DIF reserve ratio is not restored as projected.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a bank's federal regulatory agency. In addition, the Federal Deposit Insurance Act provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution, including those of the parent bank holding company.

Insider Transactions. The Federal Reserve has adopted regulations that restrict preferential loans and loan amounts to "affiliates" and "insiders" of banks, require banks to keep information on loans to major shareholders and executive officers and bar certain director and officer interlocks between financial institutions.

Reserves. The Bank is subject to Federal Reserve regulations that require the Bank to maintain reserves against transaction accounts (primarily checking accounts). These reserve requirements are subject to annual adjustment by the Federal Reserve. Effective March 26, 2020, reserve requirement ratios were reduced to zero percent.

Anti-Money Laundering. A continued focus of governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing. The USA PATRIOT Act broadened the application of anti-money laundering regulations to apply to additional types of financial institutions such as broker-dealers, investment advisors and insurance companies, and strengthened the ability of the U.S. Government to help prevent, detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA PATRIOT Act require that regulated financial institutions, including state member banks: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. Failure of a financial institution to comply with the USA PATRIOT Act's requirements could have serious legal and reputational consequences for the institution. Primis Bank has augmented its systems and procedures to meet the requirements of these regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by law.

FinCEN has adopted rules that require financial institutions to obtain beneficial ownership information with respect to legal entities with which such institutions conduct business, subject to certain exclusions and exemptions. Bank regulators are focusing their examinations on anti-money laundering compliance, and we continue to monitor and augment, where necessary, our anti-money laundering compliance programs.

Bank regulators routinely examine institutions for compliance with these anti-money laundering obligations and have been active in imposing "cease and desist" and other regulatory orders and money penalty sanctions against institutions found to be in violation of these requirements. On January 1, 2021, Congress passed federal legislation that made sweeping changes to federal anti-money laundering laws, including changes that will be implemented in subsequent years.

Economic Sanctions. The Office of Foreign Assets Control ("OFAC") is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and acts of Congress. OFAC publishes, and routinely updates, lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, including the Specially Designated Nationals and Blocked Persons List. If we find a name on any transaction, account or wire transfer that is on an OFAC list, we must undertake certain specified activities, which could include blocking or freezing the account or transaction requested, and we must notify the appropriate authorities.

Concentrations in Lending. During 2006, the federal bank regulatory agencies released guidance on "Concentrations in Commercial Real Estate Lending" (the "Guidance") and advised financial institutions of the risks posed by CRE lending concentrations. The Guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. Higher allowances for credit losses and capital levels may also be required. The Guidance is triggered when CRE loan concentrations exceed either:

- Total reported loans for construction, land development, and other land of 100% or more of a bank's total risk based capital; or
- Total reported loans secured by multifamily and nonfarm nonresidential properties and loans for construction, land development, and other land of 300% or more of a bank's total risk based capital.

The Guidance also applies when a bank has a sharp increase in CRE loans or has significant concentrations of CRE secured by a particular property type.

Community Reinvestment Act. The Bank is subject to the provisions of the CRA, which imposes a continuing and affirmative obligation, consistent with their safe and sound operation, to help meet the credit needs of entire communities where the bank accepts deposits, including low- and moderate-income neighborhoods. The Federal Reserve's assessment of the Bank's CRA record is made available to the public. Further, a less than satisfactory CRA rating will slow, if not preclude, expansion of banking activities and prevent a company from becoming or remaining a financial holding company. Federal CRA regulations require, among other things, that evidence of discrimination against applicants on a prohibited basis, and illegal or abusive lending practices be considered in the CRA evaluation. On September 21, 2020, the Federal Reserve issued an advanced notice of proposed rulemaking that would modernize and substantially revise the regulations implementing the CRA. The Bank has a rating of "Satisfactory" in its most recent CRA evaluation.

On May 5, 2022, the OCC, FRB, and FDIC issued a notice of proposed rulemaking to provide for a coordinated approach to modernize their respective CRA regulations, such that all banks will be subject to the same set of CRA rules. No final rule has been issued, but the rulemaking may affect the Bank's CRA compliance obligations in the future.

Consumer Regulation. Activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. These laws and regulations include, among numerous other things, provisions that:

- limit the interest and other charges collected or contracted for by the Bank, including rules respecting the terms of credit cards and of debit card overdrafts;
- govern the Bank's disclosures of credit terms to consumer borrowers;
- require the Bank to provide information to enable the public and public officials to determine whether it is fulfilling its obligation to help meet the housing needs of the community it serves;
- prohibit the Bank from discriminating on the basis of race, creed or other prohibited factors when it makes decisions to extend credit;
- govern the manner in which the Bank may collect consumer debts; and
- prohibit unfair, deceptive or abusive acts or practices in the provision of consumer financial products and services.

Mortgage Rules. Pursuant to rules adopted by the CFPB, banks that make residential mortgage loans are required to make a good faith determination that a borrower has the ability to repay a mortgage loan prior to extending such credit, require that certain mortgage loans contain escrow payments, obtain new appraisals under certain circumstances, comply with integrated mortgage disclosure rules, and follow specific rules regarding the compensation of loan originators and the servicing of residential mortgage loans.

Transactions with affiliates. There are various restrictions that limit the ability of the Bank to finance, pay dividends or otherwise supply funds to Primis or other affiliates. In addition, banks are subject to certain restrictions under Section 23A and B of the Federal Reserve Act on certain transactions, including any extension of credit to its bank holding company or any of its other affiliates, on investments in the securities thereof, and on the taking of such securities as collateral for loans to any borrower.

Privacy and Cybersecurity. The Bank is subject to federal and state banking regulations that limit its ability to disclose non-public information about consumers to non-affiliated third parties. These limitations require us to periodically disclose our privacy policies to consumers and allow consumers to prevent disclosure of certain personal information to a non-affiliated third party under certain circumstances. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services. Banking institutions are required to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information. These security and privacy policies and procedures for the protection of confidential and personal information are in effect across our lines of business. Furthermore, the federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cyber risk management. A financial institution is expected to implement multiple lines of defense against cyber-attacks and ensure that their risk management procedures address the risk posed by potential cyber threats. A financial institution is further expected to maintain procedures to effectively respond to a cyber-attack and resume operations following any such attack. Primis has adopted and implemented policies and procedures to comply with these privacy, information security, and cybersecurity requirements. On November 18, 2021, the federal banking agencies issued a new rule effective in 2022 that requires banks to notify their regulators within 36 hours of a "computer-security incident" that rises to the level of a "notification incident."

Non-Discrimination Policies. Primis Bank is also subject to, among other things, the provisions of the Equal Credit Opportunity Act and the Fair Housing Act, both of which prohibit discrimination based on race or color, religion, national origin, sex, and familial status in any aspect of a consumer or commercial credit or residential real estate transaction. The Department of Justice, and the federal bank regulatory agencies have issued an Interagency Policy Statement on Discrimination in Lending that provides guidance to financial institutions in determining whether discrimination exists, how the agencies will respond to lending discrimination, and what steps lenders might take to prevent discriminatory lending practices. The DOJ has increased its efforts to prosecute what it regards as violations of the ECOA and FHA.

LIBOR. On March 15, 2022, Congress enacted the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act") to address references to LIBOR in contracts that (i) are governed by U.S. law; (ii) will not mature before June 30, 2023; and (iii) lack fallback provisions providing for a clearly defined and practicable replacement for LIBOR. On December 16, 2022, the FRB adopted a final rule to implement the LIBOR Act by identifying benchmark rates based on SOFR (Secured Overnight Financing Rate) that will replace LIBOR in certain financial contracts after June 30, 2023. The final rule identifies replacement benchmark rates based on SOFR to replace overnight, one-month, three-month, six-month, and 12-month LIBOR in contracts subject to the LIBOR Act.

Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution's holding company can be used to satisfy this requirement. Independent auditors must receive examination reports, supervisory agreements and reports of enforcement actions. For insured institutions with total assets of $1.0 billion or more, financial statements prepared in accordance with U.S. GAAP, management's certifications concerning responsibility for the financial statements, internal controls and compliance with legal requirements designated by the FDIC, and an attestation by the independent auditor regarding the statements of management relating to the internal controls must be submitted. For insured institutions with total assets of more than $3.0 billion, independent auditors may be required to review quarterly financial statements. The FDICIA requires that institutions with total assets of $1.0 billion or more have independent audit committees, consisting of outside directors only. The committees of insured institutions with total assets of $3.0 billion or more must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

The foregoing is only a brief summary of certain statutes, rules, and regulations that may affect Primis and the Bank. Numerous other statutes and regulations also will have an impact on the operations of Primis and the Bank. Supervision, regulation and examination of banks by the regulatory agencies are intended primarily for the protection of depositors, not shareholders.

Item 1A. Risk Factors

An investment in our common stock involves risks. The following is a description of the material risks and uncertainties that Primis Financial Corp. believes affect its business and should be considered before making an investment in our common stock. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us and our business. If any of the risks described in this Annual Report on Form 10-K were to actually occur, our financial condition, results of operations and cash flows could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly and you could lose part or all of your investment. This Form 10-K also contains forward-looking statements that may not be realized as a result of certain factors, including, but not limited to, the risks described herein and in our other public filings with the SEC. Please refer to the section in this Form 10-K entitled "Special Cautionary Notice Regarding Forward-Looking Statements" for additional information regarding forward-looking statements.

Credit Risks

We are subject to risks related to our concentration of construction and land development and commercial real estate loans.

As of December 31, 2022, we had $148.7 million of construction and land development loans, or 5.0% of our loan portfolio. Construction and land development loans are subject to risks during the construction phase that are not present in standard residential real estate and commercial real estate loans. These risks include:

- the viability of the contractor;
- the contractor's ability to successfully complete the project, to meet deadlines and time schedules and to stay within cost estimates, especially in the event of supply disruptions and labor shortages; and
- concentrations of such loans with a single contractor and its affiliates.

Real estate construction and land development loans may involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan and also present risks of default in the event of declines in property values or volatility in the real estate market during the construction phase. Our practice, in the majority of instances, is to secure the personal guaranty of individuals in support of our real estate construction and land development loans which provides us with an additional source of repayment. As of December 31, 2022, we did not have any nonperforming construction and land development loans. If one or more of our larger borrowers were to default on their construction and land development loans, and we did not have alternative sources of repayment through personal guarantees or other sources, or if any of the aforementioned risks were to occur, we could incur significant losses.

As of December 31, 2022, we had $1.19 billion of commercial real estate loans outstanding, or 40.3% of our loan portfolio, including multi-family residential loans and loans secured by farmland. Commercial real estate lending typically involves higher loan principal amounts and the repayment is dependent, in large part, on sufficient income from the properties securing the loan to cover operating expenses and debt service.

A significant amount of our loans are secured by real estate and any declines in real estate values in our primary markets could be detrimental to our financial condition and results of operations.

Real estate lending (including commercial, construction, land development, and residential loans) is a large portion of our loan portfolio, constituting $2.01 billion, or approximately 68.2% of our total loan portfolio, as of December 31, 2022. Although residential and commercial real estate values are currently strong in our market area, such values may not remain elevated. If loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then we may not be able to realize the full value of the collateral that we anticipated at the time of originating the loan, which could require us to increase our provision for credit losses and adversely affect our financial condition and results of operations.

As of December 31, 2022, 40.3% of our loan portfolio was comprised of loans secured by commercial real estate, including multi-family residential loans and loans secured by farmland. As of December 31, 2022, $674.9 million, or approximately 22.9% of our total loans, were secured by single-family residential real estate. This includes $609.7 million in residential 1-4 family loans and $65.2 million in home equity lines of credit. If housing prices in our market areas do not remain strong or deteriorate, we may experience an increase in nonperforming loans, provision for credit losses and charge-offs. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

If our nonperforming assets increase, our earnings will suffer.

At December 31, 2022, our nonperforming assets (which consist of nonaccrual loans, loans past due 90 days and accruing and OREO) totaled $38.8 million, or 1.32% of total loans and OREO, which is an increase of $22.4 million, or 135.8%, compared with nonperforming assets of $16.5 million, or 0.70% of total non-covered loans and OREO at December 31, 2021. At December 31, 2020, our non-covered nonperforming assets (which consist of non-covered nonaccrual loans, loans past due 90 days and accruing and OREO) totaled $17.5 million, or 0.72% of total non-covered loans and OREO.

Economic and market conditions are unstable, and although our nonperforming assets as a percentage of total loans and OREO remains manageable, we may incur losses if there is an increase in nonperforming assets in the future. Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or OREO, thereby adversely affecting our net interest income, and increasing loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related loan to the then fair value of the collateral, which may ultimately result in a loss. We must reserve for probable losses, which is established through a current period charge to the provision for credit losses as well as from time to time, as appropriate, a write down of the value of properties in our OREO portfolio to reflect changing market values. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to our OREO. Further, the resolution of nonperforming assets requires the active involvement of management, which can distract them from more profitable activity. Finally, an increase in the level of nonperforming assets increases our regulatory risk profile. There can be no assurance that we will not experience future increases in nonperforming assets.

If our allowance for credit losses is not adequate to cover actual loan losses, our earnings will decrease.

As a lender, we are exposed to the risk that our borrowers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to ensure repayment. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of the borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. The amount of the allowance represents management's best estimate of current expected credit losses on loans considering available information, from internal and external sources, relevant to assessing collectability over the loans' contractual terms, adjusted for expected prepayments when appropriate. If our assumptions prove to be incorrect or if we experience significant loan losses, our current allowance may not be sufficient to cover actual loan losses and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. A material addition to the allowance for credit losses could cause our earnings to decrease. Due to the relatively unseasoned nature of portions of our loan portfolio, we may experience an increase in delinquencies and losses as these loans continue to mature.

In addition, federal regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or recognize further charge-offs, based on judgments different than those of our management. Any significant increase in our allowance for credit losses or charge-offs required by these regulatory agencies would result in a decrease in net income and capital and could have a material adverse effect on our results of operations and financial condition.

We are subject to credit quality risks and our credit policies may not be sufficient to avoid losses.

We are subject to the risk of losses resulting from the failure of borrowers, guarantors and related parties to pay interest and principal amounts on their loans. Although we maintain credit policies and credit underwriting, monitoring and collection procedures, these policies and procedures may not prevent losses, particularly during periods in which the local, regional or national economy suffers a general decline. If borrowers fail to repay their loans, our financial condition and results of operations would be adversely affected.

Interest rates on our outstanding financial instruments might be subject to change based on developments related to LIBOR, which could adversely affect our revenue, expense, and the value of our financial instruments.

On July 27, 2017, the FCA, which regulates LIBOR, publicly announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. On November 30, 2020, a joint announcement by the Board of Governors of the Federal Reserve, the FDIC, and the OCC was released and included a statement that the administrator of LIBOR has announced it will consult on its intention to cease the publication of the one week and two month USD LIBOR settings immediately following the LIBOR publication on December 31, 2021, and the remaining USD LIBOR settings immediately following the LIBOR publications on June 30, 2023. In the U.S., the Alternative Reference Rates Committee has proposed SOFR as the preferred alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repurchase market. On December 16, 2022, the FRB adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on SOFR that will replace LIBOR in certain financial contracts after June 30, 2023. At this time, various iterations of the SOFR index are being used within the market, as are other indices such as the Bloomberg Short-Term Bank Yield index and the American Financial Exchange's AMERIBOR index. It is unclear as to the degree to which the market will adopt such non-LIBOR indices or how the industry may transition various products to an accepted alternative to LIBOR.

The uncertainty regarding the future of LIBOR as well as the transition from LIBOR to another benchmark rate or rates is complex and could have a range of adverse effects on our business, financial condition and results of operations. In particular, any such transition could:

- adversely affect the interest rates paid or received on, and the revenue and expense associated with, and the value of floating rate obligations, loans, deposits and other financial instruments tied to LIBOR rates, or other securities or financial arrangements given LIBOR's role in determining market interest rates globally;

- prompt inquiries or other actions from regulators in respect of our preparation and readiness for the replacement of LIBOR with an alternative reference rate;

- result in disputes, litigation or other actions with counterparties regarding the interpretation and enforceability of certain fallback language, or the absence of such language, in LIBOR-based instruments, including securities and loans;

- result in customer uncertainty and disputes around how variable rates should be calculated in light of the foregoing, thereby damaging our reputation and resulting in a loss of customers and additional costs to us; and

- require the transition to or development of appropriate systems and analytics to effectively transition risk management processes from LIBOR-based products to those based on an applicable alternative pricing benchmark.

The manner and impact of this transition, as well as the effect of these developments on our funding costs, loan, and investment and trading securities portfolios, asset liability management and business are uncertain.

The Company's mortgage revenue is cyclical and is sensitive to the level of interest rates, changes in economic conditions, decreased economic activity, and slowdowns in the housing market, any of which could adversely impact our profits.

The Bank originates residential mortgage loans through Primis Mortgage Company which lends to borrowers nationwide. The success of our mortgage business is dependent upon its ability to originate loans and sell them to investors, in each case at or near current volumes. Loan production levels are sensitive to changes in the level of interest rates and changes in economic conditions. Loan production levels may suffer if we experience a slowdown in housing markets, tightening credit conditions or increasing interest rates. Any sustained period of decreased activity caused by fewer refinancing transactions, higher interest rates, housing price pressure, or loan underwriting restrictions would adversely affect our mortgage originations and, consequently, could significantly reduce our income from mortgage activities. As a result, these conditions would also adversely affect the Company's results of operations.

Deteriorating economic conditions may also cause home buyers to default on their mortgages. In certain cases, where the we have originated loans and sold them to investors, we may be required to repurchase loans or provide a financial settlement to investors if it is proven that the borrower failed to provide full and accurate information on, or related to, their loan application, if appraisals for such properties have not been acceptable or if the loan was not underwritten in accordance with the loan program specified by the loan investor. In the ordinary course of business, we record an indemnification reserve relating to mortgage loans previously sold based on historical statistics and loss rates. If such reserves were insufficient to cover claims from investors, such repurchases or settlements would adversely affect our results of operations.

Market Risks

Our profitability depends significantly on local economic conditions in the areas where our operations and loans are concentrated, and our geographic concentration makes us vulnerable to local weather catastrophes, public health issues, and other external events, which could adversely affect our results of operations and financial condition.

We operate in a mixed market environment with influences from both rural and urban areas. Our profitability depends on the general economic conditions in our market areas of Northern Virginia, Maryland, Washington, D.C., Charlottesville, Northern Neck, Middle Peninsula, Richmond, Hampton Roads and the surrounding areas. Unlike larger banks that are more geographically diversified, we provide banking and financial services to clients primarily in these market areas. As of December 31, 2022, a significant portion of our commercial real estate, real estate construction and residential real estate loans were made to borrowers in our market area. The local economic conditions in this area have a significant impact on our commercial, real estate and construction and consumer loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. In addition, if the population or income growth in these market areas slows, stops or declines, income levels, deposits and housing starts could be adversely affected and could result in the curtailment of our expansion, growth and profitability. Political conditions could also impact our earnings.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

The majority of our assets and liabilities are monetary in nature and subject us to significant risk from changes in interest rates. These rates are highly sensitive to many factors beyond our control, including general economic conditions and the policies of the Federal Reserve and other governmental and regulatory agencies. Like most financial institutions, changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities, which is the difference between interest earned from interest-earning assets, such as loans and investment securities, and interest paid on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" will negatively impact our earnings.

Based on our analysis of the interest rate sensitivity of our assets, an increase in the general level of interest rates may negatively affect the market value of the portfolio equity as well as negatively affect our net interest income since a majority of our assets are fixed rate loans. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans as well as increase our funding costs. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan and mortgage-backed securities portfolios, but also allow us to reduce funding costs. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume, loan and mortgage-backed securities portfolios, funding, and our overall results. While it is expected that the FRB will continue to increase the target federal funds rate in 2023 to combat recent inflationary trends, we are unable to predict changes in interest rates, which are affected by factors beyond our control, including inflation, deflation, recession, unemployment, money supply, and other changes in financial markets.

Although our asset liability management strategy is designed to keep our risk within acceptable parameters, it may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition.

Unstable global economic conditions may have serious adverse consequences on our business, financial condition, and operations.

We are operating in an uncertain economic environment. The global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence declines in economic growth, increases in unemployment rates, high rates of inflation, and uncertainty about economic stability and a potential recession. The U.S. government's decisions regarding its debt ceiling and the possibility that the U.S. could default on its debt obligations may cause further interest rate increases, disrupt access to capital markets, and deepen recessionary conditions. While our management team continually monitors market conditions and economic factors, throughout our footprint, we are unable to predict the duration or severity of such conditions or factors. If conditions were to worsen nationally, regionally, or locally, then we could see a sharp increase in our total net charge-offs and also be required to significantly increase our allowance for credit losses. Furthermore, the demand for loans and our other products and services could decline. An increase in our non-performing assets and related increases in our provision for loan losses, coupled with a potential decrease in the demand for loans and other products and services, could negatively affect our business and could have a material adverse effect on our capital, financial condition, results of operations, and future growth. Our clients may also be adversely impacted by changes in regulatory, trade (including tariffs), and tax policies and laws, all of which could reduce demand for loans and adversely impact our borrowers' ability to repay our loans.

There can be no assurance that further deterioration in markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn or recession, volatile business environment, hostile third-party action, or continued unpredictable and unstable market conditions. The effects of any economic downturn or recession could continue for many years after the downturn or recession is considered to have ended.

Declines in asset values may result in impairment charges and adversely affect the value of our investment securities, financial performance and capital.

We maintain an investment securities portfolio that includes, but is not limited to, collateralized mortgage obligations, agency mortgage-backed securities and municipal securities. The market value of investment securities may be affected by factors other than the underlying performance of the issuer or composition of the bonds themselves, such as ratings downgrades, adverse changes in the business climate and a lack of liquidity for resales of certain investment securities. At each reporting period, we evaluate investment securities and other assets for impairment indicators. We may be required to record additional impairment charges if our investment securities suffer a decline in value that is considered other-than-temporary. During the years ended December 31, 2022, 2021 and 2020, we incurred no other-than-temporary impairment charges related to credit losses or sales of securities. If in future periods we determine that a significant impairment has occurred, we would be required to charge against earnings the credit-related portion of the other-than-temporary impairment, which could have a material adverse effect on our results of operations in the periods in which the write-offs occur.

Our stock price can be volatile.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

- actual or anticipated variations in quarterly results of operations;
- recommendations by securities analysts;
- operating and stock price performance of other companies that investors deem comparable to us;
- news reports relating to trends, concerns and other issues in the financial services industry;
- perceptions in the marketplace regarding us and/or our competitors;

- new technology used, or services offered, by competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
- failure to integrate acquisitions or realize anticipated benefits from acquisitions;
- changes in valuations of Goodwill and other Intangible Assets;
- changes in government regulations; and
- geopolitical conditions such as acts or threats of terrorism, military conflicts or pandemics.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of operating results.

The trading volume in our common stock is less than that of other larger financial services companies.

Although our common stock is listed for trading on the NASDAQ Global Market, the trading volume is low, and you are not assured liquidity with respect to transactions in our common stock. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

Inflation could negatively impact our business, our profitability and our stock price.

Prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including increasing funding costs and expense related to talent acquisition and retention, and negatively impacting the demand for our products and services. Additionally, inflation may lead to a decrease in consumer and client's purchasing power and negatively affect the need or demand for our products and services. If significant inflation continues, our business could be negatively affected by, among other things, decreases in loan collateral values and increased default rates leading to credit losses which could decrease our appetite for new credit extensions. These inflationary pressures could result in missed earnings and budgetary projections causing our stock price to suffer.

ESG risks could adversely affect our reputation and shareholder, employee, client, and third party relationships and may negatively affect our stock price.

Our business faces increasing public scrutiny related to ESG activities. We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, such as DEI, environmental stewardship, including with respect to climate change, human capital management, support for our local communities, corporate governance, and transparency, or fail to consider ESG factors in our business operations.

Furthermore, as a result of our diverse base of clients and business partners, we may face potential negative publicity based on the identity of our clients or business partners and the public's (or certain segments of the public's) view of those entities. Such publicity may arise from traditional media sources or from social media and may increase rapidly in size and scope. If our client or business partner relationships were to become intertwined in such negative publicity, our ability to attract and retain clients, business partners, and employees may be negatively impacted, and our stock price may also be negatively impacted. Additionally, we may face pressure to not do business in certain industries that are viewed as harmful to the environment or are otherwise negatively perceived, which could impact our growth.

Additionally, investors and shareholder advocates are placing ever increasing emphasis on how corporations address ESG issues in their business strategy when making investment decisions and when developing their investment theses and proxy recommendations. We may incur meaningful costs with respect to our ESG efforts and if such efforts are negatively perceived, our reputation and stock price may suffer.

Operational Risks

Our business strategy includes strategic growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by growing companies such as the continuing need for infrastructure and personnel, the time and costs inherent in integrating a series of different operations and the ongoing expense of acquiring and staffing new banks or branches. We may not be able to expand our presence in our existing markets or successfully enter new markets and any expansion could adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Our ability to grow successfully will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth.

Although there can be no assurance of success or the availability of branch or financial services acquisitions in the future, we may seek to supplement our internal growth through attractive acquisitions. We cannot predict the number, size or timing of acquisitions, or whether any such acquisition will occur at all. Our acquisition efforts have traditionally focused on targeted entities in markets in which we currently operate and markets in which we believe we can compete effectively. However, as consolidation of the financial services industry continues, the competition for suitable acquisition candidates may increase and, as the number of appropriate targets decreases, the prices for potential acquisitions could increase which could reduce our potential returns, and reduce the attractiveness of these opportunities to us. We may compete with other financial services companies for acquisition opportunities, and many of these competitors have greater financial resources than we do and may be able to pay more for an acquisition than we are able or willing to pay.

We must respond to rapid technological changes and these changes may be more difficult or expensive than anticipated.

If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly and in order to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive than we anticipate.

New lines of business, products or services and technological advancements may subject us to additional risks.

From time to time, we implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services we invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology driven products and services or be successful in marketing these products and services to our customers. In addition, our implementation of certain new technologies, such as those related to artificial intelligence, automation and algorithms, in our business processes may have unintended consequences due to their limitations or our failure to use them effectively. In addition, cloud technologies are also critical to the operation of our systems, and our reliance on cloud technologies is growing. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, any new line of business, new product or service and/or new technology could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business, new products or services and/or new technologies could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully integrate our acquisitions or to realize the anticipated benefits of them.

A successful integration of each acquired business with ours will depend substantially on our ability to successfully consolidate operations, corporate cultures, systems and procedures and to eliminate redundancies and costs. While we have substantial experience in successfully integrating institutions we have acquired, we may encounter difficulties during integration, such as:

- the loss of key employees;
- the disruption of operations and businesses;
- loan and deposit attrition, customer loss and revenue loss;
- possible inconsistencies in standards, control procedures and policies;
- unexpected issues with expected branch closures; and/or
- unexpected issues with costs, operations, personnel, technology and credit;

,all of which could divert resources from regular banking operations. Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit our successful merger integrations.

Further, we acquire businesses with the expectation that these mergers will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of these mergers is subject to a number of uncertainties, including whether we integrate these institutions in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in a reduction in the price of our shares as well as in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy and could materially and adversely affect our business, financial condition and operating results.

The carrying value of goodwill and other intangible assets may be adversely affected.

When the Company completes an acquisition, goodwill and other intangible assets are often recorded on the date of acquisition as an asset. Current accounting guidance requires goodwill to be tested for impairment, and we perform such impairment analysis at least annually. A significant adverse change in expected future cash flows or sustained adverse change in the value of our common stock could require the asset to become impaired. If impaired, we would incur a charge to earnings that would have a significant impact on the results of operations. Our carrying value of goodwill and net amortizable intangibles were approximately $104.6 million and $3.3 million, respectively, at December 31, 2022.

We rely on third-party vendors to provide key components of our business infrastructure.

Third-party vendors provide key components of our business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, Internet connections and network access. We have selected these third-party vendors carefully and have conducted the due diligence consistent with regulatory guidance and best practices. While we have ongoing programs to review third-party vendors and assess risk, we do not control their actions. Any problems caused by these third parties, including those resulting from disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor, failure of a vendor to provide services for any reason or poor performance of services, could adversely affect our ability to deliver products and services to our customers and otherwise conduct our business. Financial or operational difficulties of a third-party vendor could also hurt our operations if those difficulties interfere with the vendor's ability to serve us. Furthermore, our vendors could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints. Replacing these third-party vendors could also create significant delay and expense. Accordingly, use of such third parties creates an unavoidable inherent risk to our business operations.

We face significant cyber and data security risk that could result in the disclosure of confidential information, adversely affect our business or reputation and expose us to significant liabilities.

As a financial institution, we are under threat of loss due to hacking and cyber-attacks. This risk has increased in recent years, and continues to increase, as we continue to expand customer capabilities to utilize internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from customer or our accounts. The attempts to breach sensitive customer data, such as account numbers and social security numbers, are less frequent but would present significant reputational, legal and/or regulatory costs to us if successful. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. While we have not experienced any material losses relating to cyber-attacks or other information security breaches, we have been subject to hacking and cyber-attack and there can be no assurance that we will not suffer additional losses in the future.

Due to changing behaviors since the COVID-19 pandemic, we have allowed a portion of our employees to work remotely from their homes on a full-time or hybrid schedule. Technology in employees' homes may not be as robust as in our offices and could cause the networks, information systems, applications, and other tools available to employees to be more limited or less reliable than in our offices. The continuation of these work-from-home measures also introduces additional operational risk, including increased cybersecurity risk. These cyber risks include greater phishing, malware, and other cybersecurity attacks, vulnerability to disruptions of our information technology infrastructure and telecommunications systems for remote operations, increased risk of unauthorized dissemination of confidential information, limited ability to restore the systems in the event of a systems failure or interruption, greater risk of a security breach resulting in destruction or misuse of valuable information, and potential impairment of our ability to perform critical functions, including wiring funds, all of which could expose us to risks of data or financial loss, litigation and liability and could seriously disrupt our operations and the operations of any impacted customers.

The occurrence of any cyber-attack or information security breach could result in material adverse consequences to us including damage to our reputation and the loss of customers. We also could face litigation or additional regulatory scrutiny. Litigation or regulatory actions in turn could lead to significant liability or other sanctions, including fines and penalties or reimbursement of customers adversely affected by security breach. Even if we do not suffer any material adverse consequences as a result of other future events, successful attacks or systems failures at the Bank or at other financial institutions could lead to a general loss of customer confidence in financial institutions including the Bank.

Our ability to mitigate the adverse consequences of occurrences is in part dependent on the quality of our information security procedures and contracts and our ability to anticipate the timing and nature of any such event that occurs. In recent years, we have incurred significant expense towards improving the reliability of our systems and their security from attack. Nonetheless, there remains the risk that we may be materially harmed by cyber-attacks and information security breaches in the future. Methods used to attack information systems change frequently (with generally increasing sophistication), often are not recognized until launched against a target, may be supported by foreign governments or other well-financed entities, and may originate from less regulated and remote areas around the world. As a result, we may be unable to address these methods in advance of attacks, including by implementing adequate preventive measures. If such an attack or breach does occur, we might not be able to fix it timely or adequately. To the extent that such an attack or breach relates to products or services provided by others, we seek to engage in due diligence and monitoring to limit the risk. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs.

We are dependent on key personnel and the loss of one or more of those key personnel could impair our relationship with our customers and adversely affect our business.

Many community banks attract customers based on the personal relationships that the banks' officers and customers establish with each other and the confidence that the customers have in the officers. We significantly depend on the continued service and performance of our key management personnel. We also believe our management team's depth and breadth of experience in the banking industry is integral to executing our business plan. The loss of the services of members of our senior management team or other key employees or the inability to attract additional qualified personnel as needed could have a material adverse effect on our business.

The ongoing COVID-19 pandemic has adversely impacted, and could continue to adversely impact, our business, financial condition, liquidity, capital, and results of operations.

While the level of disruption caused by, and the economic impact of, the COVID-19 pandemic lessened in 2022, there is no assurance that the pandemic will not worsen again, included as a result of the emergence of new strains of the virus, or another health related emergency will not emerge. Any worsening of the pandemic, a new health related emergency, and their effects on the economy could further impact our business, our provision and allowance for credit losses, and the value of certain assets that we carry on our balance sheet such as goodwill. Our clients, business partners, and third-party providers, including those who perform critical services for our business, may also be adversely affected.

Liquidity Risks

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, results of operations and cash flows.

Liquidity is essential to our business. Our ability to implement our business strategy will depend on our ability to obtain funding for loan originations, working capital, possible acquisitions and other general corporate purposes. An inability to raise funds through deposits, borrowings, securities sold under agreements to repurchase, the sale of loans and other sources could have a substantial negative effect on our liquidity. We anticipate that our retail and commercial deposits will be sufficient to meet our funding needs in the foreseeable future. We may rely on deposits obtained through intermediaries, FHLB advances, and other wholesale funding sources to obtain the funds necessary to implement our growth strategy.

Our access to funding sources in amounts adequate to finance our activities or on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general, including a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry. Access to liquidity may also be negatively impacted by the value of our securities portfolio, if liquidity and/or business strategy necessitate the sales of securities in a loss position. To the extent we are not successful in obtaining such funding, we will be unable to implement our strategy as planned which could have a material adverse effect on our financial condition, results of operations and cash flows.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC stated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. If any parties with whom we conduct business are unable to access deposits with another financial institution, funds pursuant to such instruments or lending arrangements with such a financial institution, such parties' credit quality, ability to pay their obligations to us, or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to SVB credit agreements and arrangements, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of SVB and uncertainty remains over liquidity concerns in the broader financial services industry. Additionally, confidence in the safety and soundness of regional banks specifically or the banking system generally could impact where customers choose to maintain deposits, which could materially adversely impact our liquidity, loan funding capacity, ability to raise funds, and results of operations. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our funding relationships as we believe necessary or appropriate, our access to funding sources and other arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, our customers, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform our obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we or our customers have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

Additionally, we could be impacted by current or future negative perceptions and expectations about the prospects for the financial services industry (including the impact of Moody's Investors Service's rating change of the outlook of the US banking system from "stable" to "negative"), which could worsen over time and result in downward pressure on, and continued or accelerated volatility of, bank securities.

Capital Adequacy Risks

Future growth or operating results may require us to raise additional capital, but that capital may not be available, be available on unfavorable terms or may be dilutive.

Primis Bank is required by the FRB to maintain adequate levels of capital to support our operations. In the event that our future operating results erode capital, if the Bank is required to maintain capital in excess of well-capitalized standards, or if we elect to expand through loan growth or acquisitions, we may be required to raise additional capital. Our ability to raise capital will depend on conditions in the capital markets, which are outside our control, and on our financial performance. Accordingly, we cannot be assured of our ability to raise capital on favorable terms when needed, or at all. If we cannot raise additional capital when needed, we will be subject to increased regulatory supervision and the imposition of restrictions on our growth and business. These outcomes could negatively impact our ability to operate or further expand our operations through acquisitions or the establishment of additional branches and may result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our financial condition and results of operations. In addition, in order to raise additional capital, we may need to issue shares of our common stock that would dilute the book value of our common stock and reduce our current shareholders' percentage ownership interest to the extent they do not participate in future offerings.

We may issue a new series of preferred stock or debt securities, which would be senior to our common stock and may cause the market price of our common stock to decline.

We have issued $27.0 million in aggregate principal amount of 5.875% Fixed-to-Floating Rate Subordinated Notes due January 31, 2027 and $60.0 million of fixed-to-floating rate Subordinated Notes due 2030. In the future, we may increase our capital resources by making additional offerings of debt or equity securities, which may include senior or additional subordinated notes, classes of preferred shares and/or common shares. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Preferred shares and debt, if issued, have a preference on liquidating distributions or a preference on dividend or interest payments that could limit our ability to make a distribution to the holders of our common stock. Future issuances and sales of parity preferred stock, or the perception that such issuances and sales could occur, may also cause prevailing market price for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us. Further issuances of our common stock could be dilutive to holders of our common stock.

We currently intend to pay dividends on our common stock; however, our future ability to pay dividends is subject to restrictions.

We declared the first cash dividend on our common stock in February 2012, and each quarter thereafter through 2022. There are a number of restrictions on our ability to pay dividends. It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

Our principal source of funds to pay dividends on our common stock is cash dividends that we receive from the Bank. The payment of dividends by the Bank to us is subject to certain restrictions imposed by federal banking laws, regulations and authorities. The federal banking statutes prohibit federally insured banks from making any capital distributions (including a dividend payment) if, after making the distribution, the institution would be "under capitalized" as defined by statute. In addition, the relevant federal regulatory agencies have authority to prohibit an insured bank from engaging in an unsafe or unsound practice, as determined by the agency, in conducting an activity. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending on the financial condition of the Bank. Regulatory authorities could impose administratively stricter limitations on the ability of the Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Regulatory Risks

We are heavily regulated by federal and state agencies; changes in laws and regulations or failures to comply with such laws and regulations may adversely affect our operations and our financial results.

We and the Bank are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us and the Bank, and our respective operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operations or the powers, authority and operations of the Bank, which could have a material adverse effect on our financial condition and results of operations.

Further, bank regulatory authorities have the authority to bring enforcement actions against banks and their holding companies for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate bank regulatory agency or any written agreement with the agency. Possible enforcement actions against us could include the issuance of a cease-and-desist order that could be judicially enforced, the imposition of civil monetary penalties, the issuance of directives to increase capital or enter into a strategic transaction, whether by merger or otherwise, with a third party, the appointment of a conservator or receiver, the termination of insurance on deposits, the issuance of removal and prohibition orders against institution-affiliated parties, and the enforcement of such actions through injunctions or restraining orders. The exercise of this regulatory discretion and power may have a negative impact on us.

As a regulated entity, Primis and the Bank must maintain certain required levels of regulatory capital that may limit our operations and potential growth.

As further described above under Supervision and Regulation—Capital Requirements, Primis and the Bank each are subject to various regulatory capital requirements administered by the FRB.

Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's and our consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet commitments as calculated under these regulations.

As of December 31, 2022, Primis and the Bank exceeded the amounts required to be well capitalized with respect to all four required capital ratios. As of December 31, 2021, Primis' leverage, CET1 risk-based capital, Tier 1 risk-based capital and Total risk-based capital ratios were 9.68%, 10.30%, 10.63%, and 14.57%, respectively. As of December 31, 2022, the Bank's leverage, CET1 risk-based capital, Tier 1 risk-based capital and Total risk-based capital ratios were 11.39%, 12.64%, 12.64% and 13.84%, respectively.

Many factors affect the calculation of Primis and the Bank's risk-based assets and its ability to maintain the level of capital required to achieve acceptable capital ratios. For example, changes in risk weightings of assets relative to capital and other factors may combine to increase the amount of risk-weighted assets in the Tier 1 risk-based capital ratio and the Total risk-based capital ratio. Any increases in its risk-weighted assets will require a corresponding increase in its capital to maintain the applicable ratios. In addition, recognized loan losses in excess of amounts reserved for such losses, loan impairments, impairment losses on investment securities and other factors will decrease the Bank's capital, thereby reducing the level of the applicable ratios.

Primis and the Bank's failure to remain well capitalized for bank regulatory purposes could affect customer confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends on our capital stock, our ability to make acquisitions, and on our business, results of operations and financial condition. Under FRB rules, if the Bank ceases to be a well-capitalized institution for bank regulatory purposes, the interest rates that it pays on deposits and its ability to accept, renew or rollover brokered deposits may be restricted. As of December 31, 2022, we had $100.0 million of brokered certificates of deposits.

Financial Reporting Risks

Failure to maintain an effective system of disclosure controls and procedures could have a material adverse effect on our business, results of operations and financial condition and could impact the price of our common stock.

Failure to maintain an effective internal control environment could result in us not being able to accurately report our financial results, prevent or detect fraud, or provide timely and reliable financial information pursuant to our reporting obligations, which could have a material adverse effect on our business, financial condition, and results of operations. Further, it could cause our investors to lose confidence in the financial information we report, which could affect the trading price of our common stock.

Management regularly reviews and updates our disclosure controls and procedures, including our internal control over financial reporting. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

Item 1B. Unresolved Staff Comments

Primis Financial Corp. does not have any unresolved staff comments from the SEC to report for the year ended December 31, 2022.

Item 2. Properties

Primis Financial Corp.'s principal office is located at 6830 Old Dominion Drive, McLean, Virginia. The Company has administrative offices in Warrenton and Glen Allen, Virginia. Including these main locations, our bank owns 32 properties and leases 17 properties, all of which are used as branch locations or for housing operational units in Maryland and Virginia. At December 31, 2022, Primis Bank had thirty-two full-service branches in Virginia and Maryland and also provided services to customers through certain online and mobile applications. Thirty full-service retail branches are in Virginia (Ashland, Burgess, Callao, Central Garage, Charlottesville, Chester, Colonial Heights, Courtland, Gloucester, Gloucester Point, Hampton, Hartfield, Heathsville, Kilmarnock, Leesburg, McLean, Mechanicsville (2), Middleburg, Midlothian, Newport News, Quinton, Richmond, Surry, Tappahannock (2), Urbanna, Warrenton, Waverly, and Williamsburg) and two full-service retail branches are in Maryland (Rockville, and Upper Marlboro).

Primis believes its facilities are in good operating condition, are suitable and adequate for its operational needs and are adequately insured.

Item 3. Legal Proceedings

Primis and Primis Bank are from time to time a party, as both plaintiff and defendant, to various claims and proceedings arising in the ordinary course of the Bank's business, including administrative and/or legal proceedings that may include employment-related claims, as well as claims of lender liability, breach of contract, and other similar lending-related claims. While the ultimate resolution of these matters cannot be determined at this time, the Bank's management presently believes that such matters, individually and in the aggregate, will not have a material adverse effect on the Bank's financial condition or results of operations. There are no proceedings pending, or to management's knowledge, threatened, that represent a significant risk against Primis or Primis Bank as of December 31, 2022.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock Market Prices

Primis' common stock is traded on the Nasdaq Global Market under the symbol "FRST". There were 24,685,458 shares of our common stock outstanding at the close of business on March 6, 2023, which were held by 1,212 shareholders of record. As of that date, the closing price of our common stock on the NASDAQ Global Market was $11.56.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance under Equity Compensation Plans

As of December 31, 2022, Primis had outstanding stock options granted under the 2010 Stock Awards and Incentive Plan (the "2010 Plan") and the 2017 Equity Compensation Plan (the "2017 Plan"), which were approved by its shareholders. The following table provides information as of December 31, 2022 regarding Primis' equity compensation plans under which our equity securities are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options A	Weighted average exercise price of outstanding options B	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) C
Equity compensation plans approved by security holders	203,300	$ 11.41	333,032
Equity compensation plans not approved by security holders	—	—	—
Total	203,300	$ 11.41	333,032

Issuer Purchases of Equity Securities

None.

Dividends

We declared the first cash dividend on our common stock in February 2012, and each quarter thereafter through 2022. There are a number of restrictions on our ability to pay dividends. It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries. Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to Primis or by Primis to shareholders. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank, and the Bank is subject to regulatory limitations on the amount of cash dividends it may pay.

Performance Graph

The following chart compares the cumulative total shareholder return on Primis common stock during the five years ended December 31, 2022, with the cumulative total return of the Russell 2000 Index and the NASDAQ Bank Index for the same period. Dividend reinvestment has been assumed. This comparison assumes $100 invested on December 31, 2017 in Primis common stock, the Russell 2000 Index and the NASDAQ Bank Index. The historical stock price performance for Primis common stock shown on the graph below is not necessarily indicative of future stock performance.

	2017	2018	2019	2020	2021	2022
Primis Financial Corp.	100.00	84.09	106.48	81.85	104.47	84.77
Russell 2000 Index	100.00	88.99	111.70	134.00	153.85	122.41
NASDAQ Bank Index	100.00	83.60	137.18	87.20	137.31	115.65

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 7 of our Annual Report on Form 10-K generally discusses year-to-year comparisons between the years ended December 31, 2022 and 2021. Discussions of comparisons between 2021 and 2020 are not included in this Form10-K but can be found in "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form10-K for the year ended December 31, 2021.

Management's discussion and analysis is presented to aid the reader in understanding and evaluating the financial condition and results of operations of Primis. This discussion and analysis should be read with the consolidated financial statements, the footnotes thereto, and the other financial data included in this report.

CRITICAL ACCOUNTING POLICIES

We follow accounting and reporting policies that conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While we base estimates on historical experience, current information and other factors deemed to be relevant, actual results could differ from those estimates.

We consider accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on our financial statements.

Allowance for credit losses

Accounting policies related to the allowance for credit losses on financial instruments including loans and off-balance-sheet credit exposures are considered to be critical as these policies involve considerable subjective judgment and estimation by management. In the case of loans, the allowance for credit losses is a contra-asset valuation account, calculated in accordance with ASC 326, which is deducted from the amortized cost basis of loans to present the net amount expected to be collected.

In the case of off-balance-sheet credit exposures, the allowance for credit losses is a liability account, calculated in accordance with ASC 326. The allowance is reported as a component of other liabilities in our consolidated balance sheets. Adjustments to the allowance are reported in our income statement as a component of other expenses.

The amount of each allowance account represents management's best estimate of current expected credit losses on these financial instruments considering available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument. Relevant available information includes historical credit loss experience, current conditions and reasonable and supportable forecasts. While historical credit loss experience provides the basis for the estimation of expected credit losses, adjustments to historical loss information may be made for differences in current portfolio-specific risk characteristics, environmental conditions or other relevant factors. While management utilizes its best judgment and information available, the ultimate adequacy of our allowance accounts is dependent upon a variety of factors beyond our control, including the performance of our portfolios, the economy, changes in interest rates and the view of the regulatory authorities toward classification of assets.

Goodwill

Goodwill represents the excess of the purchase price over the sum of the estimated fair values of the tangible and identifiable intangible assets acquired less the estimated fair value of the liabilities assumed in a business combination. As of December 31, 2022 and 2021, the balance of goodwill was $104.6 million and $101.9 million, respectively. Goodwill has an indefinite useful life and is evaluated for impairment annually or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

In January 2017, the FASB issued ASU No. 2017-04, which simplifies the accounting for goodwill impairment for all entities by requiring impairment charges to be based on Step one of the previous accounting guidance's two-step impairment test under ASC Topic 350. Under the new guidance, if a reporting unit's carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The new standard eliminates the requirement to calculate a goodwill impairment charge using Step two which involved calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The standard does not change the guidance on completing Step one of the goodwill impairment test. An entity will still be able to perform today's optional qualitative goodwill impairment assessment before proceeding to the quantitative step of determining whether the reporting unit's carrying amount exceeds it fair value.

For our assessment of goodwill as of September 30, 2022, our annual test date, we performed a step one quantitative assessment to determine if the fair value of all our Bank reporting unit was less than its carrying amount. We concluded that the fair value of all our Bank reporting unit exceeded their carrying amounts and no impairment was present based on management's assessment. No impairment was indicated in 2022, 2021 or 2020. We determined that for Primis Mortgage, we did not need a quantitative assessment and performed a qualitative assessment. No impairment was indicated for 2022 for the Primis Mortgage segment.

We will continue to monitor the impact of current economic conditions and other events on the Company's business, operating results, cash flows and financial condition. If the current economic conditions and other events were to deteriorate and our stock price falls below current levels, we will have to reevaluate the impact on our financial condition and potential impairment of goodwill.

OVERVIEW

Primis Financial Corp. ("Primis," "we," "us," "our" or the "Company") is the bank holding company for Primis Bank ("Primis Bank" or the "Bank"), a Virginia state-chartered bank which commenced operations on April 14, 2005. Primis Bank provides a range of financial services to individuals and small and medium-sized businesses. At December 31, 2022, Primis Bank had thirty-two full-service branches in Virginia and Maryland and also provides services to customers through certain online and mobile applications. Thirty full-service retail branches are in Virginia and two full-service retail branches are in Maryland. The Company is headquartered in McLean, Virginia and has administrative offices in Tysons Corner, Virginia and Glen Allen, Virginia and an operations center in Atlee, Virginia.

While Primis Bank offers a wide range of commercial banking services, it focuses on making loans secured primarily by commercial real estate and other types of secured and unsecured commercial loans to small and medium-sized businesses in a number of industries, as well as loans to individuals for a variety of purposes. Primis Bank invests in real estate-related securities, including collateralized mortgage obligations and agency mortgage backed securities. Primis Bank's principal sources of funds for loans and investing in securities are deposits and, to a lesser extent, borrowings. Primis Bank offers a broad range of deposit products, including checking (NOW), savings, money market accounts and certificates of deposit. Primis Bank actively pursues business relationships by utilizing the business contacts of its senior management, other bank officers and its directors, thereby capitalizing on its knowledge of its local market areas.

FINANCIAL HIGHLIGHTS

- Net income for the year ended December 31, 2022 totaled $17.7 million, or $0.72 per basic and per diluted share, compared to $31.2 million, or $1.28 per basic and $1.27 per diluted share for the year ended December 31, 2021.
- Total assets as of December 31, 2022 were $3.57 billion, an increase of 4.8% compared to December 31, 2021.
- Total loans, excluding Paycheck Protection Program (PPP) balances as of December 31, 2022, were $2.94 billion, an increase of $681.6 million, or 30.1%, from December 31, 2021.

- Total deposits were $2.72 billion at December 31, 2022, a decrease of 1.5% compared to December 31, 2021.
- Non-time deposits decreased to $2.26 billion at December 31, 2022, a decrease of $145.3 million compared to December 31, 2021.
- Non-interest bearing demand deposits increased to $582.6 million, or 21.4% of total deposits, at December 31, 2022. Time deposits also increased to 17.1% of total deposits at December 31, 2022.
- Cost of deposits increased to 0.49% for the year ended December 31, 2022, compared to 0.48% for the year ended December 31, 2021.
- Return on average assets from continuing operations totaled 0.53% for the year ended December 31, 2022, compared to 0.93% for the year ended December 31, 2021.
- Net interest margin increased to 3.39% for the year ended December 31, 2022, compared to 3.01% for the year ended December 31, 2021.
- Provision for credit losses were $11.3 million for the year ended December 31, 2022, compared to recovery of credit losses of $5.8 million for the year ended December 31, 2021.
- Allowance for credit losses to total loans (excluding PPP balances) were 1.17% at December 31, 2022, compared to 1.29% at December 31, 2021.
- Book value per share of $15.98 at December 31, 2022, representing a decrease of $0.78 from December 31, 2021 after $0.40 in dividends paid over the last twelve months.

RESULTS OF OPERATIONS

Net Income

Net income from continuing operations for the year ended December 31, 2022 was $17.7 million, or $0.72 per basic and per diluted share, compared to $31.0 million, or $1.27 basic and $1.26 diluted earnings per share, for the year ended December 31, 2021. The 42.8% decrease in the net income during the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily driven by higher noninterest expenses from an increase in employee compensation and benefits expense in the current year. The decrease in net income was also attributable to provision for credit losses in 2022 compared to a recovery of credit losses in 2021 primarily as a result of robust loan growth.

Net income from discontinued operations for the year ended December 31, 2022 was zero, or zero basic and diluted earnings per share, compared to net income from discontinued operation for the year ended December 31, 2021 of $0.23 million, or $0.01 basic and diluted earnings per share. The net income from discontinued operation for the year ended December 31, 2021 was related to the closing of the STM transaction in 2021, as discussed in Note 1 - Organization and significant accounting policies.

Net Interest Income

Our operating results depend primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets such as loans and investments, and interest expense on interest-bearing liabilities such as deposits and borrowings.

Net interest income was $104.5 million for the year ended December 31, 2022, compared to $94.2 million for the year ended December 31, 2021. Primis' net interest margin for the year ended December 31, 2022 was 3.39%, compared to 3.01% for the year ended December 31, 2021. Net interest margin was impacted heavily by the origination of PPP loans in 2021. Net PPP fee income recognized was $0.3 million for the year ended December 31, 2022 versus $11.7 million for the year ended December 31, 2021. Total income on interest-earning assets was $126.1 million and $113.2 million for the years ended December 31, 2022 and 2021, respectively. The yield on average interest-earning assets was 4.09% and 3.62% for the years ended December 31, 2022 and 2021, respectively. The increase was primarily driven by market conditions. The cost of average interest-bearing deposits increased 4 basis points to 0.64% for the year ended December 31, 2022, compared to 0.60% cost on average interest-bearing deposits for the year ended December 31, 2021. Interest and fees on loans totaled $117.9 million and $107.0 million for the years ended December 31, 2022 and 2021, respectively. The accretion of the discount on loans acquired in the acquisitions contributed $0.9 million to net interest income during the year ended December 31, 2022, compared to $2.0 million during the year ended December 31, 2021. The decrease in accretion was due to slowdown in the volume of acquired loan prepayments and payoffs. Average loans during the year ended December 31, 2022 were $2.61 billion compared to $2.34 billion during the year ended December 31, 2021. The Company's loan growth over the past year and the improved asset mix has been the driver of positive movements in both margins and net interest income.

The following table details average balances of interest-earning assets and interest-bearing liabilities, the amount of interest earned/paid on such assets and liabilities, and the yield/rate for the periods indicated:

	Average Balance Sheets and Net Interest Analysis For the Year Ended								
	December 31, 2022			**December 31, 2021**			**December 31, 2020**		
	Average Balance	**Interest Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Yield/ Rate**
	(Dollar amounts in thousands)								
Assets									
Interest-earning assets:									
Loans held for sale	$ 12,722	$ 705	5.54 %	$ —	$ —	— %	$ —	$ —	— %
Loans, net of deferred fees [1][2]	2,592,801	117,162	4.52 %	2,342,802	107,021	4.57 %	2,400,896	$ 111,647	4.65 %
Investment securities	278,162	5,964	2.14 %	224,505	4,440	1.98 %	217,932	4,730	2.17 %
Other earning assets	200,828	2,243	1.12 %	560,994	1,782	0.32 %	114,275	1,402	1.23 %
Total earning assets	3,084,513	126,074	4.09 %	3,128,301	113,243	3.62 %	2,733,103	117,779	4.31 %
Allowance for credit losses	(30,236)			(33,088)			(20,638)		
Investments in mortgage company - held for sale	—			11,974			12,168		
Total non-earning assets	264,333			261,791			261,505		
Total assets	$ 3,318,610			$ 3,368,978			$ 2,986,138		
Liabilities and stockholders' equity									
Interest-bearing liabilities:									
NOW and other demand accounts	$ 698,907	$ 2,303	0.33 %	$ 860,482	$ 4,010	0.47 %	$ 481,470	$ 3,505	0.73 %
Money market accounts	807,330	6,357	0.79 %	726,059	4,246	0.58 %	508,260	4,188	0.82 %
Savings accounts	224,682	737	0.33 %	208,202	618	0.30 %	167,567	490	0.29 %
Time deposits	350,720	3,884	1.11 %	405,670	4,238	1.04 %	645,123	12,149	1.88 %
Total interest-bearing deposits	2,081,639	13,281	0.64 %	2,200,413	13,112	0.60 %	1,802,420	20,332	1.13 %
Borrowings	193,050	8,306	4.30 %	218,955	5,928	2.71 %	358,087	5,807	1.62 %
Total interest-bearing liabilities	2,274,689	21,587	0.95 %	2,419,368	19,040	0.79 %	2,160,507	26,139	1.21 %
Noninterest-bearing liabilities:									
Demand deposits	614,285			522,683			416,249		
Other liabilities	23,825			22,358			24,693		
Total liabilities	2,912,799			2,964,409			2,601,449		
Stockholders' equity	405,811			404,569			384,689		
Total liabilities and stockholders' equity	$ 3,318,610			$ 3,368,978			$ 2,986,138		
Net interest income		$ 104,487			$ 94,203			$ 91,640	
Interest rate spread			3.14 %			2.97 %			3.10 %
Net interest margin			3.39 %			3.01 %			3.35 %

[1]   Includes loan fees in both interest income and the calculation of the yield on loans.
[2]   Calculations include non-accruing loans in average loan amounts outstanding.

The following table summarizes changes in net interest income attributable to changes in the volume of interest-earning assets and interest-bearing liabilities compared to changes in interest rates. The change in interest, due to both rate and volume, has been proportionately allocated between rate and volume.

	Year Ended December 31, 2022 vs. 2021 Increase (Decrease) Due to Change in:			Year Ended December 31, 2021 vs. 2020 Increase (Decrease) Due to Change in:		
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands)					
Interest-earning assets:						
Loans held for sale	$ 705	$ —	$ 705	$ —	$ —	$ —
Loans, net of deferred fees	11,298	(1,157)	10,141	(2,725)	(1,901)	(4,626)
Investment securities	1,186	338	1,524	105	(395)	(290)
Other earning assets	(150)	611	461	471	(91)	380
Total interest-earning assets	13,039	(208)	12,831	(2,149)	(2,387)	(4,536)
Interest-bearing liabilities:						
NOW and other demand accounts	(641)	(1,066)	(1,707)	943	(438)	505
Money market accounts	456	1,655	2,111	152	(94)	58
Savings accounts	54	65	119	111	17	128
Time deposits	(676)	322	(354)	(3,591)	(4,320)	(7,911)
Total interest-bearing deposits	(807)	976	169	(2,385)	(4,835)	(7,220)
Borrowings	(587)	2,965	2,378	(193)	314	121
Total interest-bearing liabilities	(1,394)	3,941	2,547	(2,578)	(4,521)	(7,099)
Change in net interest income	$ 14,433	$ (4,149)	$ 10,284	$ 429	$ 2,134	$ 2,563

Provision for Credit Losses

The provision for credit losses is a current charge to earnings made in order to adjust the allowance for credit losses to an appropriate level for current expected losses in the loan portfolio based on an evaluation of the loan portfolio, current economic conditions, changes in the nature and volume of lending, historical loan experience and other known internal and external factors affecting loan collectability. Our allowance for credit losses is calculated by segmenting the loan portfolio by loan type and applying risk factors to each segment. The risk factors are determined by considering historical loss data, peer data, as well as applying management's judgment.

For the year ended December 31, 2022, the Company recorded a provision for credit losses of $11.3 million, compared to a recovery for credit losses for the year ended December 31, 2021 of $5.8 million, primarily as a result of robust loan growth. The provision for credit losses for the year ended December 31, 2020 was $19.5 million. We had charge-offs totaling $8.1 million during 2022, $2.5 million during 2021 and $2.3 million during 2020. There were recoveries totaling $2.2 million during 2022, $1.1 million during 2021 and $0.69 million during 2020.

The Financial Condition Section of Management's Discussion and Analysis provides information on our loan portfolio, past due loans, nonperforming assets and the allowance for credit losses.

Noninterest Income

The following tables present the major categories of noninterest income for the years ended December 31, 2022 and 2021 (in thousands):

(dollars in thousands)		For the Year Ended December 31,					
		2022		**2021**		**Change**	
Account maintenance and deposit service fees	$	5,745	$	7,309	$	(1,564)	
Income from bank-owned life insurance		1,994		1,687		307	
Mortgage banking income		5,054		—		5,054	
Gain on debt extinguishment		—		573		(573)	
Gain on sale of other investments		4,144		—		4,144	
Credit enhancement income		3,042		—		3,042	
Other noninterest income		1,349		1,566		(217)	
Total noninterest income	$	21,328	$	11,135	$	10,193	

Noninterest income increased 91.5% to $21.3 million for the year ended December 31, 2022, compared to $11.1 million for the year ended December 31, 2021. The increase in noninterest income was primarily driven by a $5.1 million increase in mortgage banking income in the current year associated with the Primis Mortgage acquisition in the second quarter of 2022, a $4.1 million gain on sale of other investments, and $3.0 million of credit enhancement income related to third party loan originations. These increases were offset by a decrease of $1.6 million from the previous year period in income on account maintenance and deposit service fees primarily due to a reduction in income from new debit card contracts driven by lower fees and $0.6 million gain on debt extinguishment in 2021.

Noninterest Expense

The following tables present the major categories of noninterest expense for the years ended December 31, 2022 and 2021 (in thousands):

(dollars in thousands)		For the Year Ended December 31,					
		2022		**2021**		**Change**	
Salaries and benefits	$	49,005	$	36,741	$	12,264	
Occupancy expenses		5,628		5,956		(328)	
Furniture and equipment expenses		5,231		3,622		1,609	
Amortization of core deposit intangible		1,325		1,364		(39)	
Virginia franchise tax expense		3,254		2,899		355	
Data processing expense		6,013		3,850		2,163	
Marketing expense		3,067		1,726		1,341	
Telephone and communication expense		1,433		1,790		(357)	
Net (gain) loss on other real estate owned		72		87		(15)	
Net loss on bank premises and equipment		684		—		684	
Professional fees		4,787		5,467		(680)	
Credit enhancement costs		1,369		—		1,369	
Other operating expenses		10,400		7,898		2,502	
Total noninterest expenses	$	92,268	$	71,400	$	20,868	

Noninterest expenses were $92.3 million during the year ended December 31, 2022, compared to $71.4 million during the year ended December 31, 2021. The 29.2% increase in noninterest expenses was primarily attributable to a $12.3 million increase in employee compensation driven by increased head count at the Bank, Primis Mortgage and Panacea and higher benefits expense mainly related to branch closures and consolidations in 2022. The increase in noninterest expense during the year ended December 31, 2022 was also driven by a $2.2 million increase in data processing expense in 2022 driven by higher technology expenses in the current year. Other notable drivers of the increase in the current year include

$1.3 million of higher marketing and advertising costs tied to the digital bank launch and V1BE adoption campaigns and $1.4 million of credit enhancement costs related to third party loan originations. Occupancy and furniture and equipment expenses increased $1.3 million during the year ended December 31, 2022 compared to year ended December 31, 2021. Professional fees decreased $0.7 million in 2022 compared to 2021 due to increased consulting fees and legal expenses in 2021 largely related to the STM transaction and from increased recruiter fees for management and Life Premium hires.

FINANCIAL CONDITION

Balance Sheet Overview

Total assets were $3.57 billion as of December 31, 2022 and $3.40 billion as of December 31, 2021. Total cash and cash equivalents were $77.9 million as of December 31, 2022 and $530.2 million as of December 31, 2021. Investment securities decreased from $294.3 million as of December 31, 2021 to $249.8 million as of December 31, 2022. Total loans increased 26.0%, from $2.34 billion at December 31, 2021 to $2.95 billion at December 31, 2022. Excluding PPP loans, loans outstanding increased $681 million, or 30.1%, since December 31, 2021. Total deposits were $2.72 billion at December 31, 2022, compared to $2.76 billion at December 31, 2021 and total equity was $394.4 million and $411.9 million at December 31, 2022 and December 31, 2021, respectively.

Stockholder's equity balances decreased $27.0 million from December 31, 2021 to December 31, 2022 as a result of unrealized mark-to-market adjustments on the Company's available-for-sale securities portfolio due to dramatic increases in market interest rates during 2022. The Company expects to hold these securities until maturity or recovery of the value and does not anticipate realizing any losses on the investments.

Loans

Total loans were $2.95 billion and $2.34 billion at December 31, 2022 and 2021, respectively. PPP loans totaled $4.6 million and $77.0 million at December 31, 2022 and 2021, respectively. Excluding PPP loans, loans outstanding increased $681.6 million, or 30.1%, since December 31, 2021.

As of December 31, 2022 and 2021, majority of our loans were to customers located in Virginia and Maryland. We are not dependent on any single customer or group of customers whose insolvency would have a material adverse effect on our operations.

The following table summarizes the composition of our loans, net of unearned income, at December 31 for the years indicated (in thousands):

| | December 31, 2022 | | December 31, 2021 | |
	Amount	Percent	Amount	Percent
Loans secured by real estate:				
Commercial real estate - owner occupied	$ 459,866	15.6 %	$ 387,703	16.6 %
Commercial real estate - non-owner occupied	579,733	19.7 %	588,000	25.1 %
Secured by farmland	7,116	0.2 %	8,612	0.4 %
Construction and land development	148,690	5.0 %	121,444	5.2 %
Residential 1-4 family	609,694	20.7 %	547,560	23.4 %
Multi- family residential	140,321	4.8 %	164,071	7.0 %
Home equity lines of credit	65,152	2.2 %	73,846	3.2 %
Total real estate loans	2,010,572	68.2 %	1,891,236	80.8 %
Commercial loans	521,794	17.7 %	301,980	12.9 %
Paycheck protection program loans	4,564	0.2 %	77,319	3.3 %
Consumer loans	405,278	13.7 %	60,996	2.6 %
Total Non-PCD loans	2,942,208	99.8 %	2,331,531	99.6 %
PCD loans	6,628	0.2 %	8,455	0.4 %
Total loans	$ 2,948,836	100.0 %	$ 2,339,986	100.0 %

The following table sets forth the contractual maturity ranges of our loan portfolio and the amount of those loans with fixed and floating interest rates in each maturity range as of December 31, 2022 (in thousands):

	One Year or Less	After 1 Year Through 5 Years Fixed Rate	Floating Rate	After 5 Years Through 15 Years Fixed Rate	Floating Rate	After 15 Years Fixed Rate	Floating Rate	Total
Loans secured by real estate:								
Commercial real estate - owner occupied	$ 34,800	$ 117,967	$ 17,465	$ 98,737	$ 117,744	$ 2,358	$ 70,795	$ 459,866
Commercial real estate - non-owner occupied	31,041	182,609	21,779	60,703	57,280	1,403	224,918	579,733
Secured by farmland	2,474	1,633	40	435	1,162	—	1,372	7,116
Construction and land development	107,310	25,633	9,815	36	3,543	689	1,664	148,690
Residential 1-4 family	16,761	57,501	5,105	29,512	52,879	76,171	371,765	609,694
Multi- family residential	7,208	60,057	18,776	7,186	19,168	—	27,926	140,321
Home equity lines of credit	8,766	1,226	12,608	—	6,606	—	35,946	65,152
Total real estate loans	208,360	446,626	85,588	196,609	258,382	80,621	734,386	2,010,572
Commercial loans	158,759	93,072	81,054	146,303	38,594	1,144	2,868	521,794
Paycheck protection program loans	1,285	3,066	—	213	—	—	—	4,564
Consumer loans	2,014	203,095	50,924	87,213	59,485	2,542	5	405,278
Total Non-PCD loans	370,418	745,859	217,566	430,338	356,461	84,307	737,259	2,942,208
PCD loans	3,176	1,370	12	—	1,524	403	143	6,628
Total loans	$ 373,594	$ 747,229	$ 217,578	$ 430,338	$ 357,985	$ 84,710	$ 737,402	$ 2,948,836

Asset Quality; Past Due Loans and Nonperforming Assets

Asset quality remained good during 2022, despite an increase in classified balances, which was largely due to a downgrade of one secured relationship, recognizing anticipated loss in the fourth quarter of 2022. While the impact of COVID-19 subsided, the residual effect of COVID-19 and its variants, as well as new risks emerging from geopolitical conflict, inflation and the threat of recession continue to cause economic instability and uncertainty in evaluating the impact on our asset quality. We will generally place a loan on nonaccrual status when it becomes 90 days past due. Loans will also be placed on nonaccrual status in cases where we are uncertain whether the borrower can satisfy the contractual terms of the loan agreement. Cash payments received while a loan is categorized as nonaccrual will be recorded as a reduction of principal as long as doubt exists as to future collections.

We maintain appraisals on loans secured by real estate, particularly those categorized as nonperforming loans and potential problem loans. In instances where appraisals reflect reduced collateral values, we make an evaluation of the borrower's overall financial condition to determine the need, if any, for impairment or write-down to their fair values. If foreclosure occurs, we record OREO at the lower of our recorded investment in the loan or fair value less our estimated costs to sell.

Our loan portfolio losses and delinquencies have been primarily limited by our underwriting standards and portfolio management practices. Whether losses and delinquencies in our portfolio will increase significantly depends upon the value of the real estate securing the loans and economic factors, such as the overall economy in our market area, rising interest rates, historically high inflation, global supply chain issues and potential recession.

Calculated reserves (prior to qualitative adjustments) increased at the end of December 31, 2022 compared to December 31, 2021, primarily due to a growth in unguaranteed loan balances, coupled with worsened economic forecasts, specifically in the House Price Index and Gross State Product factors. At December 31, 2022, the qualitative reserve decreased $2.5 million from the qualitative reserve applied at December 31, 2021. This decrease in qualitative reserves observed in 2022 is attributed to adjustments to the qualitative reserve framework's thresholds and key risk indicators as part of the annual model refresh.

The following table presents a comparison of nonperforming assets as of December 31, for the years indicated (in thousands):

	December 31, 2022	December 31, 2021
Nonaccrual loans	$ 35,484	$ 15,029
Loans past due 90 days and accruing interest	3,361	283
Total nonperforming loans	38,845	15,312
Other real estate owned	—	1,163
Total nonperforming assets	$ 38,845	$ 16,475
Troubled debt restructurings	$ 3,599	$ 3,401
SBA guaranteed amounts included in nonperforming loans	$ 3,969	$ 1,388
Allowance for credit losses to total loans	1.17 %	1.24 %
Allowance for credit losses to nonaccrual loans	97.35 %	193.66 %
Allowance for credit losses to nonperforming loans	88.93 %	190.09 %
Nonaccrual to total loans	1.20 %	0.64 %
Nonperforming assets excluding SBA guaranteed loans to total assets	0.98 %	0.44 %

OREO at December 31, 2022 was zero, compared to $1.2 million at December 31, 2021. The decrease was primarily driven by sale of properties and write-downs on OREO during 2022.

Nonaccrual loans were $35.5 million (excluding $0.6 million of loans fully covered by SBA guarantees) at December 31, 2022, compared to 15.0 million (excluding $1.1 million of loans fully covered by SBA guarantees) at December 31, 2021, an increase of 136.1%. These increases were driven largely by one relationship that was criticized in the second quarter of 2022 and was subsequently downgraded further in the third quarter of 2022 and placed on nonaccrual. The primary businesses in the relationship are multiple assisted living facilities. Management has a receiver appointed by the court ahead of an anticipated foreclosure and aggressively valued the properties for that sale. Provisions associated with this single borrower in the fourth quarter of 2022 were approximately $5.0 million. The ratio of nonperforming assets (excluding the SBA guaranteed loans) to total assets was 0.98% and 0.44% at December 31, 2022 and 2021, respectively.

At December 31, 2022, our total substandard loans was $41.0 million. Included in the total substandard loans were SBA guarantees of $0.8 million. Special mention loans totaled $32.3 million at December 31, 2022.

As of December 31, 2022, there were eighteen TDR loans in the amount of $3.6 million. There have been no defaults of TDRs modified during the past twelve months.

We identify potential problem loans based on loan portfolio credit quality. We define our potential problem loans as our substandard loans less total nonperforming loans noted above. At December 31, 2022, our potential problem loans totaled $2.2 million.

Allowance for Credit Losses

We are very focused on the asset quality of our loan portfolio, both before and after a loan is made. We have established underwriting standards that we believe are effective in maintaining high credit quality in our loan portfolio. We have experienced loan officers who take personal responsibility for the loans they originate, a skilled underwriting team and highly qualified credit officers that review each loan application carefully. We have designed a credit matrix, which requires dual authority to approve any credit over $2.5 million. We have two specialty Executive Credit Officers with extensive industry experience in medical practice and life premium credit financing with authority up to $4.0 million and joint authority with the Chief Credit Officer up to $10.0 million. All credit exposures over $10.0 million are reviewed and approved by Executive Loan Committee consisting of all named Credit Officers with concurrence from the Chief Executive Officer on any credit in excess of $25.0 million. Loans in excess of 60% of the Bank's legal lending limit are approved by the full Board of Directors or two outside directors.

Our allowance for credit losses is established through charges to earnings in the form of a provision for credit losses. Management evaluates the allowance at least quarterly. In addition, on a quarterly basis our board of directors reviews our loan portfolio, evaluates credit quality, reviews the loan loss provision and the allowance for credit losses and makes changes as may be required. In evaluating the allowance, management and the board of directors consider the growth, composition and industry diversification of the loan portfolio, historical loan loss experience, current delinquency levels and all other known factors affecting loan collectability.

The allowance for credit losses is based on the CECL methodology and represents management's estimate of an amount appropriate to provide for expected credit losses in the loan portfolio in the normal course of business. This estimate is based on historical credit loss information adjusted for current conditions and reasonable and supportable forecasts applied to various loan types that compose our portfolio, including the effects of known factors such as the economic environment within our market area will have on net losses. The allowance is also subject to regulatory examinations and determination by the regulatory agencies as to the appropriate level of the allowance.

Loan Review

Our loan review program is administrated by the Chief Risk Officer and the Loan Review Manager who reports the results directly to the Audit Committee of the Board of Directors. In 2022, the Loan Review Program performed reviews on loan balances totaling $894.8 million or 56.0% of the commercial loan portfolio outstanding as of December 31, 2021. Internal loan review performed reviews on loans totaling 17.9%, and an independent third party consultant performed reviews on 38.1% of this portfolio and $94.9 million in unfunded commitments.

Primis Bank's 2023 Loan Review Program was approved by the Audit Committee on January 26, 2023. The Program's annual goal is to have an overall review penetration rate of at least 50% of the Commercial Loan Portfolio outstanding as of December 31, 2022. The Program incorporates a robust risk-based approach review of the Bank's Loan Portfolio that will include process, targeted portfolio and full-scope loan reviews. The Program's review goal remains well within regulatory standards and industry best practices. In accordance with Credit Policy, the Bank's Loan Review Program will utilize and incorporate both internal and 3rd party external resources in a complementary fashion to achieve the objectives of the Program.

The following table sets forth the allowance for credit losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated (in thousands):

| | As of December 31, | | | | |
| | 2022 | | 2021 | | |
	Allowance for Credit Losses	Percent of Loans by Category to Total Loans	Allowance for Loan Losses	Percent of Loans by Category to Total Loans	
Commercial real estate - owner occupied	$ 5,558	15.6 %	$ 4,562	16.6 %	
Commercial real estate - non-owner occupied	7,147	19.7 %	9,028	25.1 %	
Secured by farmland	25	0.2 %	56	0.4 %	
Construction and land development	1,373	5.0 %	998	5.2 %	
Residential 1-4 family	4,091	20.7 %	3,588	23.4 %	
Multi- family residential	2,201	4.8 %	3,280	7.0 %	
Home equity lines of credit	329	2.2 %	437	3.2 %	
Commercial loans	7,853	17.7 %	4,088	12.9 %	
Paycheck Protection Program loans	—	0.2 %	—	3.3 %	
Consumer loans	3,895	13.7 %	787	2.6 %	
PCD loans	2,072	0.2 %	2,281	0.4 %	
Total	34,544	100.0 %	29,105	100.0 %	
Allowance for acquired loans	—		—		
Total allocated allowance	34,544		29,105		
Unallocated allowance	—		—		
Total	$ 34,544		$ 29,105		

The following table presents an analysis of the allowance for credit losses for the periods indicated (in thousands):

| | For the Years Ended December 31, | |
	2022	2021
Balance, beginning of period	$ 29,105	$ 36,345
Provision charged to operations:		
Adoption of ASC 326	—	—
Total provisions (recovery)	11,271	(5,801)
Recoveries credited to allowance:		
Commercial real estate - non-owner occupied	502	—
Residential 1-4 family	59	11
Home equity lines of credit	3	2
Commercial loans	1,638	1,005
Consumer loans	35	39
Total recoveries	2,237	1,057
Loans charged off:		
Commercial real estate - owner occupied	14	176
Commercial real estate - non-owner occupied	5,027	—
Residential 1-4 family	—	469
Home equity lines of credit	14	—
Commercial loans	1,040	1,706
Consumer loans	1,974	145
Total loans charged-off	8,069	2,496
Net charge-offs	5,832	1,439
Balance, end of period	$ 34,544	$ 29,105
Net charge-offs to average loans, net of unearned income	0.22 %	0.07 %

We believe that the allowance for credit losses at December 31, 2022 is sufficient to absorb probable incurred credit losses in our loan portfolio based on our assessment of all known factors affecting the collectability of our loan portfolio.

Our assessment involves uncertainty and judgment; therefore, the adequacy of the allowance for credit losses cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examination, may require additional charges to the provision for credit losses in future periods if the results of their reviews warrant additions to the allowance for credit losses.

Net charge-offs were $5.8 million for the year ended December 31, 2022, up from $1.4 million for the year ended December 31, 2021. Increase in net charge-offs were primarily related to an impaired relationship in the fourth quarter of 2022.

Investment Securities

Our investment securities portfolio provides us with required liquidity and investment securities to pledge as collateral to secure public deposits, certain other deposits, advances from the FHLB of Atlanta, and repurchase agreements.

Our investment securities portfolio is managed by our Treasurer, who has significant experience in this area, with the concurrence of our Asset/Liability Committee. In addition to our Treasurer (who is the chairman of the Asset/Liability Committee) and our Controller, this committee is comprised of outside directors and other senior officers of the Bank, including but not limited to our Chief Executive Officer and our Chief Financial Officer. Investment management is performed in accordance with our investment policy, which is approved annually by the Board of Directors. Our investment policy authorizes us to invest in:

- Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC") residential mortgage-backed securities ("MBS") and commercial mortgage backed securities ("CMBS")
- Collateralized mortgage obligations
- U.S. Treasury securities
- SBA guaranteed loan pools
- Agency securities
- Obligations of states and political subdivisions
- Corporate debt securities, with rated securities at investment grade
- Collateralized Loan Obligations ("CLOs")

MBS are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by agency/government-sponsored entities ("GSEs") such as the GNMA, FNMA and FHLMC. These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the issuing agencies.

Collateralized mortgage obligations ("CMOs") are bonds that are backed by pools of mortgages. The pools can be GNMA, FNMA or FHLMC pools or they can be private-label pools. The CMOs are designed so that the mortgage collateral will generate a cash flow sufficient to provide for the timely repayment of the bonds. The mortgage collateral pool can be structured to accommodate various desired bond repayment schedules, provided that the collateral cash flow is adequate to meet scheduled bond payments. This is accomplished by dividing the bonds into classes to which payments on the underlying mortgage pools are allocated. The bond's cash flow, for example, can be dedicated to one class of bondholders at a time, thereby increasing call protection to bondholders. In private-label CMOs, losses on underlying mortgages are directed to the most junior of all classes and then to the classes above in order of increasing seniority, which means that the senior classes have enough credit protection to be given the highest credit rating by the rating agencies.

Obligations of states and political subdivisions (municipal securities) are purchased with consideration of the current tax position of the Bank. Both taxable and tax-exempt municipal bonds may be purchased, but only after careful assessment of the market risk of the security. Appropriate credit evaluation must be performed prior to purchasing municipal bonds.

Primis' corporate bonds consist of senior and/or subordinated notes issued by banks. Bank subordinated debt, if rated, must be of investment grade and non-rated bonds are permissible if the credit-worthiness of the issuer has been properly analyzed.

CLOs are actively managed securitization vehicles formed for the purpose of acquiring and managing a diversified portfolio of senior secured corporate bank loans, otherwise known as "broadly syndicated loans". The loan portfolio is transferred to bankruptcy-remote special-purpose vehicle, which finances the acquisition through the issuance of various classes of debt and equity securities with varying levels of senior claim on the underlying loan portfolio. CLOs must be rated AA or better at the time of purchase.

We classify our investment securities as either held-to-maturity or available-for-sale. Debt investment securities that Primis has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Investment securities classified as available-for-sale are those debt securities that may be sold in response to changes in interest rates, liquidity needs or other similar factors. Investment securities available-for-sale are carried at fair value, with unrealized gains or losses net of deferred taxes, included in accumulated other comprehensive income (loss) in stockholders' equity. Investment securities totaling $13.5 million were in the held-to-maturity portfolio at December 31, 2022, compared to $22.9 million at December 31, 2021. Investment securities totaling $236.3 million were in the available-for-sale portfolio at December 31, 2022, compared to $271.3 million at December 31, 2021. During 2022 and 2021, $37.4 million and $160.5 million, respectively, of available-for-sale investment securities were purchased. No held-to-maturity investments were purchased in 2022 or 2021. No investment securities were sold during 2022 or 2021.

Investment securities in our portfolio as of December 31, 2022 were as follows:

- agency commercial mortgage-backed securities in the amount of $113.4 million;
- corporate bonds in the amount of $14.8 million;
- collateralized loan obligations of $4.9 million;
- residential government-sponsored collateralized mortgage obligations in the amount of $26.9 million;
- callable agency securities in the amount of $14.6 million;
- commercial mortgage-backed securities in the amount of $37.4 million;
- SBA loan pool securities in the amount of $5.98 million; and
- municipal bonds in the amount of $36.8 million (fair value of $31.9 million) with a taxable equivalent yield of 2.56%

For additional information regarding investment securities refer to "Item 8. Financial Statements and Supplementary Data, Note 3-Investment Securities."

The following table sets forth a summary of the investment securities portfolio as of the dates indicated. Available-for-sale investment securities are reported at fair value, and held-to-maturity investment securities are reported at amortized cost (in thousands).

	December 31, 2022	December 31, 2021
Available-for-sale investment securities:		
Residential government-sponsored mortgage-backed securities	$ 102,881	$ 122,610
Obligations of states and political subdivisions	29,178	31,231
Corporate securities	14,828	13,685
Collateralized loan obligations	4,876	5,010
Residential government-sponsored collateralized mortgage obligations	26,595	19,807
Government-sponsored agency securities	14,616	17,488
Agency commercial mortgage-backed securities	37,417	52,667
SBA pool securities	5,924	8,834
Total	$ 236,315	$ 271,332
Held-to-maturity investment securities:		
Residential government-sponsored mortgage-backed securities	$ 10,522	$ 13,616
Obligations of states and political subdivisions	2,721	3,805
Residential government-sponsored collateralized mortgage obligations	277	519
Government-sponsored agency securities	—	5,000
Total	$ 13,520	$ 22,940

The following table sets forth the amortized cost, fair value, and weighted average yield of our investment securities by contractual maturity at December 31, 2022. Weighted average yield is calculated as the tax-equivalent yield on a pro rata basis for each security based on its relative amortized cost. Yields on tax-exempt securities have been computed on a tax-equivalent basis. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands).

	Investment Securities Available-for-Sale		
	Amortized Cost	Fair Value	Weighted Average Yield
Obligations of states and political subdivisions			
Due after one year through five years	$ 3,152	$ 3,038	2.98 %
Due after five years through ten years	15,200	12,809	2.16 %
Due after ten years	15,751	13,331	2.12 %
	34,103	29,178	2.21 %
Collateralized loan obligations			
Due after ten years	5,022	4,876	5.87 %
Corporate securities			
Due after five years through ten years	14,000	13,100	4.50 %
Due after ten years	2,000	1,728	4.50 %
	16,000	14,828	4.50 %
Government-sponsored agency securities			
Due less than one year	1,500	1,484	0.02 %
Due after one year through five years	6,865	6,062	1.31 %
Due after five years through ten years	4,866	3,743	1.80 %
Due after ten years	4,488	3,327	2.09 %
	17,719	14,616	1.70 %
Residential government-sponsored mortgage-backed securities			
Due after one year through five years	4,138	3,966	2.49 %
Due after five years through ten years	20,117	17,236	1.56 %
Due after ten years	95,116	81,679	1.86 %
	119,371	102,881	1.84 %
Residential government-sponsored collateralized mortgage obligations			
Due after one year through five years	435	418	0.03 %
Due after five years through ten years	3,626	3,481	2.76 %
Due after ten years	24,582	22,696	2.99 %
	28,643	26,595	2.96 %
Agency commercial mortgage-backed securities			
Due less than one year	6,357	6,308	1.97 %
Due after one year through five years	7,045	6,723	2.46 %
Due after five years through ten years	21,846	18,431	1.49 %
Due after ten years	6,932	5,955	1.46 %
	42,180	37,417	1.72 %
SBA pool securities			
Due after one year through five years	618	580	2.68 %
Due after five years through ten years	1,422	1,426	5.38 %
Due after ten years	3,958	3,918	5.20 %
	5,998	5,924	4.99 %
	$ 269,036	$ 236,315	2.28 %

	Investment Securities Held-to-Maturity		
	Amortized Cost	Fair Value	Weighted Average Yield
Obligations of states and political subdivisions			
Due after one year through five years	$ 867	$ 865	2.62 %
Due after five years through ten years	1,519	1,477	2.63 %
Due after ten years	335	336	6.70 %
	2,721	2,678	3.13 %
Residential government-sponsored mortgage-backed securities			
Due after one year through five years	639	611	2.12 %
Due after five years through ten years	686	649	2.83 %
Due after ten years	9,197	8,255	2.39 %
	10,522	9,515	2.40 %
Residential government-sponsored collateralized mortgage obligations			
Due after ten years	277	256	2.22 %
	277	256	2.22 %
	$ 13,520	$ 12,449	2.54 %

Deposits and Other Borrowings

The market for deposits is competitive. We offer a line of traditional deposit products that currently include noninterest-bearing and interest-bearing checking (or NOW accounts), commercial checking, money market accounts, savings accounts and certificates of deposit. We compete for deposits through our banking branches with competitive pricing, advertising and online banking. We use deposits as a principal source of funding for our lending, purchasing of investment securities and for other business purposes.

Total deposits decreased 1.5% to $2.72 billion at December 31, 2022 from $2.76 billion at December 31, 2021. Noninterest-bearing demand deposits increased from $530.3 million as of December 31, 2021 to $582.6 million as of December 31, 2022. Time deposits increased from $360.6 million to $465.1 million and savings accounts increased from $222.9 million to $245.7 million over the same period.

The following table sets forth the average balance and average rate paid on each of the deposit categories for the years ended December 31, 2022 and 2021:

| | 2022 | | 2021 | |
	Average Balance	Average Rate	Average Balance	Average Rate
	(in thousands)			
Noninterest-bearing demand deposits	$ 614,285		$ 522,683	
Interest-bearing deposits:				
Savings accounts	224,682	0.33 %	208,202	0.30 %
Money market accounts	807,330	0.79 %	726,059	0.58 %
NOW and other demand accounts	698,907	0.33 %	860,482	0.47 %
Time deposits	350,720	1.11 %	405,670	1.04 %
Total interest-bearing deposits	2,081,639	0.64 %	2,200,413	0.60 %
Total deposits	$ 2,695,924		$ 2,723,096	

The variety of deposit accounts we offer allows us to be competitive in obtaining funds and in responding to the threat of disintermediation (the flow of funds away from depository institutions such as banking institutions into direct investment vehicles such as government and corporate securities). Our ability to attract and maintain deposits, and the effect of such retention on our cost of funds, has been, and will continue to be, significantly affected by the general economy and market rates of interest.

The following table sets forth the maturities of certificates of deposit of $100 thousand and over as of December 31, 2022 (in thousands):

Within 3 Months		3 to 6 Months		6 to 12 Months		Over 12 Months		Total	
$	41,151	$	44,163	$	80,824	$	83,736	$	249,874

We use borrowed funds to support our liquidity needs and to temporarily satisfy our funding needs from increased loan demand and for other shorter term purposes. We are a member of the FHLB and are authorized to obtain advances from the FHLB from time to time as needed. The FHLB has a credit program for members with different maturities and interest rates, which may be fixed or variable. We are required to collateralize our borrowings from the FHLB with our FHLB stock and other collateral acceptable to the FHLB. At December 31, 2022 and 2021, total FHLB borrowings were $325.0 million and $100.0 million, respectively. At December 31, 2022, we had $437.7 million of unused and available FHLB lines of credit.

Other borrowings can consist of FHLB convertible advances, FHLB overnight advances, other FHLB advances maturing within one year, federal funds purchased and securities sold under agreements to repurchase ("repo") that mature within one year, which are secured transactions with customers. The balance in repo accounts at December 31, 2022 and 2021 was $6.4 million and $10.0 million, respectively.

Other borrowings consist of the following (in thousands):

	December 31,	
	2022	**2021**
FHLB convertible advances maturing 3/1/2030	$ —	$ 100,000
Short-term FHLB advances maturing 6/27/2019	50,000	—
Short-term FHLB advances maturing 6/18/2019	100,000	—
Short-term FHLB advances maturing 6/12/2019	50,000	—
Short-term FHLB advances maturing 6/11/2019	125,000	—
Total FHLB advances	325,000	100,000
Securities sold under agreements to repurchase	6,445	9,962
Total	$ 331,445	$ 109,962
Weighted average interest rate at year end	4.19 %	0.36 %
For the periods ended December 31, 2022 and 2021:		
Average outstanding balance	$ 97,795	$ 114,580
Average interest rate during the year	2.72 %	0.39 %
Maximum month-end outstanding balance	$ 331,445	$ 116,445

Junior Subordinated Debt and Senior Subordinated Notes

In 2017, the Company assumed $10.3 million of trust preferred securities that were issued on September 17, 2003 and placed through a trust in a pooled underwriting totaling approximately $650.0 million. The trust issuer invested the total proceeds from the sale of the trust preferred securities in Floating Rate Junior Subordinated Deferrable Interest Debentures. At December 31, 2022 and 2021, there was $10.3 million outstanding, net of approximately $0.6 million of debt issuance costs. These securities pay cumulative cash distributions quarterly at a variable rate per annum, reset quarterly, equal to the three-month LIBOR plus 2.95%. As of December 31, 2022 and 2021, the interest rate was 7.69% and 3.17%, respectively. The dividends paid to holders of these securities, which are recorded as interest expense, are deductible for income tax purposes.

The trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. At December 31, 2022, all of the trust preferred securities qualified as Tier 1 capital.

On January 20, 2017, Primis completed the sale of $27.0 million of its fixed-to-floating rate senior Subordinated Notes due 2027. These notes initially bore interest at 5.875% per annum until January 31, 2022; interest is currently payable at an annual floating rate equal to three-month LIBOR plus a spread of 3.95% until maturity or early redemption. At December 31, 2022, 80% of these notes qualified as Tier 2 capital.

In 2017, the Company assumed a Senior Subordinated Note Purchase Agreement, dated April 22, 2015, entered into with certain institutional accredited investors, pursuant to which $20.0 million in aggregate principal amount of its 6.50% Fixed-to-Floating Rate Subordinated Notes due 2025 was sold to the investors. On February 1, 2021, the Company redeemed all of these notes.

On August 25, 2020, Primis completed the sale of $60.0 million of its fixed-to-floating rate Subordinated Notes due 2030. These notes will bear interest at an initial rate of 5.40% per annum, payable semi-annually in arrears on March 1 and September 1 of each year, commencing on March 1, 2021. From and including September 1, 2025 to, but excluding the maturity date or the date of earlier redemption (the "floating rate period"), the interest rate will reset quarterly to an annual interest rate equal to the Benchmark rate, which is expected to be three-month Term SOFR, plus 531 basis points, for each quarterly interest period during the floating rate period, payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year, commencing on December 1, 2025. Notwithstanding the foregoing, in the event that the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero. At December 31, 2022, all of these notes qualified as Tier 2 capital.

Interest Rate Sensitivity and Market Risk

We are engaged primarily in the business of investing funds obtained from deposits and borrowings into interest-earning loans and investments. Consequently, our earnings depend to a significant extent on our net interest income, which is the difference between the interest income on loans and other investments and the interest expense on deposits and borrowings. To the extent that our interest-bearing liabilities do not reprice or mature at the same time as our interest-earning assets, we are subject to interest rate risk and corresponding fluctuations in net interest income. Our Asset-Liability Committee ("ALCO") meets regularly and is responsible for reviewing our interest rate sensitivity position and establishing policies to monitor and limit exposure to interest rate risk. The policies established by the ALCO are reviewed and approved by our Board of Directors. We have employed asset/liability management policies that seek to manage our net interest income, without having to incur unacceptable levels of credit or investment risk.

We use simulation modeling to manage our interest rate risk, and review quarterly interest sensitivity. This approach uses a model which generates estimates of the change in our economic value of equity ("EVE") over a range of interest rate scenarios. EVE is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts using assumptions including estimated loan prepayment rates, reinvestment rates and deposit decay rates.

The following tables are based on an analysis of our interest rate risk as measured by the estimated change in EVE resulting from instantaneous and sustained parallel shifts in the yield curve (plus 400 basis points or minus 100 basis points, measured in 100 basis point increments) as of December 31, 2022 and 2021. All changes are within our Asset/Liability Risk Management Policy guidelines.

	Sensitivity of Economic Value of Equity As of December 31, 2022				
	Economic Value of Equity			Economic Value of Equity as a % of	
Change in Interest Rates in Basis Points (Rate Shock)	Amount	$ Change From Base	% Change From Base	Total Assets	Equity Book Value
	(dollar amounts in thousands)				
Up 400	$ 481,135	$ (63,410)	(11.64)%	14.12 %	116.81 %
Up 300	496,136	(48,409)	(8.89)%	14.56 %	120.46 %
Up 200	510,807	(33,738)	(6.20)%	14.99 %	124.02 %
Up 100	534,163	(10,382)	(1.91)%	15.68 %	129.69 %
Base	544,545	—	— %	15.98 %	132.21 %
Down 100	539,297	(5,248)	(0.96)%	15.83 %	130.94 %
Down 200	513,948	(30,597)	(5.62)%	15.08 %	124.78 %

	Sensitivity of Economic Value of Equity As of December 31, 2021				
	Economic Value of Equity			Economic Value of Equity as a % of	
Change in Interest Rates in Basis Points (Rate Shock)	Amount	$ Change From Base	% Change From Base	Total Assets	Equity Book Value
	(dollar amounts in thousands)				
Up 400	$ 419,520	$ 10,937	2.68 %	12.31 %	101.85 %
Up 300	419,238	10,655	2.61 %	12.30 %	101.79 %
Up 200	417,156	8,573	2.10 %	12.24 %	101.28 %
Up 100	418,107	9,524	2.33 %	12.27 %	101.51 %
Base	408,583	—	— %	11.99 %	99.20 %
Down 100	341,573	(67,010)	(16.40)%	10.02 %	82.93 %

Our interest rate sensitivity is also monitored by management through the use of a model that generates estimates of the change in the net interest income ("NII") over a range of interest rate scenarios. NII depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them. In this regard, the model assumes that the composition of our interest sensitive assets and liabilities existing at December 31, 2022 and 2021 remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. All changes are within our ALM Policy guidelines at December 31, 2022 and 2021.

Change in Interest Rates in Basis Points (Rate Shock)	Sensitivity of Net Interest Income As of December 31, 2022		
	Adjusted Net Interest Income		
	Amount		$ Change From Base
	(dollar amounts in thousands)		
Up 400	$	108,514	$ (12,447)
Up 300		111,127	(9,834)
Up 200		113,730	(7,231)
Up 100		117,811	(3,150)
Base		120,961	—
Down 100		122,070	1,109
Down 200		120,687	(1,383)

Change in Interest Rates in Basis Points (Rate Shock)	Sensitivity of Net Interest Income As of December 31, 2021		
	Adjusted Net Interest Income		
	Amount		$ Change From Base
	(dollar amounts in thousands)		
Up 400	$	88,531	$ 2,341
Up 300		87,863	1,673
Up 200		87,127	937
Up 100		86,713	523
Base		86,190	—
Down 100		82,670	(3,520)

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in EVE and NII sensitivity requires the making of certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. Accordingly, although the EVE tables and NII tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on our net worth and NII. Sensitivity of EVE and NII are modeled using different assumptions and approaches.

Liquidity and Funds Management

The objective of our liquidity management is to ensure the ability to meet our financial obligations. These obligations include the payment of deposits on demand or at maturity, the repayment of borrowings at maturity and the ability to fund commitments and other new business opportunities. We obtain funding from a variety of sources, including customer deposit accounts, customer certificates of deposit and payments on our loans and investments. If our level of core deposits are not sufficient to fully fund our lending activities, we have access to funding from additional sources, including borrowing from the Federal Home Loan Bank of Atlanta, institutional certificates of deposit and the sale of available-for-sale investment securities. In addition, we maintain federal funds lines of credit with two correspondent banks and utilize securities sold under agreements to repurchase and reverse repurchase agreement borrowings from approved securities dealers. For additional information about borrowings and anticipated principal repayments refer to the discussion about Contractual Obligations below and "Item 8. Financial Statements and Supplementary Data, Note 10 – Securities Sold Under Agreements To Repurchase And Other Short-Term Borrowings and Note 11 – Junior Subordinated Debt and Senior Subordinated Notes."

We prepare a cash flow forecast on a 30, 60 and 90 day basis along with a one and a two year basis. The projections incorporate expected cash flows on loans, investment securities, and deposits based on data used to prepare our interest rate risk analyses.

At December 31, 2022, we had $540.6 million of unfunded lines of credit and undisbursed construction loan funds. The amount of certificate of deposit accounts maturing in less than one year was $338.4 million as of December 31, 2022. Management anticipates that funding requirements for these commitments can be met from the normal sources of funds.

As of December 31, 2022, Primis was not aware of any known trends, events or uncertainties that have or are reasonably likely to have a material impact on our liquidity. As of December 31, 2022, Primis has no material commitments or long-term debt for capital expenditures.

Capital Resources

Capital management consists of providing equity to support both current and future operations. Primis Financial Corp. and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action ("PCA"), we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. At December 31, 2022 and 2021, the most recent regulatory notifications categorized the Bank as well capitalized under regulatory framework for PCA.

Quantitative measures established by regulation to ensure capital adequacy require Primis to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to average assets (as defined). Management believes, as of December 31, 2022, that Primis meets all capital adequacy requirements to which it is subject.

See "Item 1. Business, Supervision and Regulation—Capital Requirements" for more information.

The following table provides a comparison of the leverage and risk-weighted capital ratios of Primis Financial Corp. and Primis Bank at the periods indicated to the minimum and well-capitalized required regulatory standards:

	Minimum Required for Capital Adequacy Purposes	To Be Categorized as Well Capitalized [1]	Actual Ratio at December 31, 2022	Actual Ratio at December 31, 2021
Primis Financial Corp.				
Leverage ratio	4.00 %	n/a	9.68 %	9.41 %
Common equity tier 1 capital ratio	4.50 %	n/a	10.30 %	13.09 %
Tier 1 risk-based capital ratio	6.00 %	n/a	10.63 %	13.52 %
Total risk-based capital ratio	8.00 %	n/a	14.57 %	18.52 %
Primis Bank				
Leverage ratio	4.00 %	5.00 %	11.39 %	11.14 %
Common equity tier 1 capital ratio	7.00 %	6.50 %	12.64 %	16.18 %
Tier 1 risk-based capital ratio	8.50 %	8.00 %	12.64 %	16.18 %
Total risk-based capital ratio	10.50 %	10.00 %	13.84 %	17.43 %

[1] Prompt corrective action provisions are not applicable at the bank holding company level.

Primis Financial Corp. and Primis Bank are required to meet minimum capital requirements set forth by regulatory authorities. Bank regulatory agencies have approved regulatory capital guidelines ("Basel III") aimed at strengthening existing capital requirements for banking organizations. The Basel III Capital Rules require Primis Financial Corp. and Primis Bank to maintain (i) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer", (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer, (iii) a minimum ratio of Total capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer and (iv) a minimum leverage ratio of 4.0%. Failure to meet minimum capital requirements may result in certain actions by regulators which could have a direct material effect on the consolidated financial statements.

Primis Financial Corp. and Primis Bank remain well-capitalized under Basel III capital requirements. Primis Bank had a capital conservation buffer of 5.84% at December 31, 2022, which exceeded the 2.50% minimum requirement below which the regulators may impose limits on distributions.

Primis Bank's capital position is consistent with being well capitalized under the regulatory framework for prompt corrective action.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented in this Annual Report on Form 10-K concerning Primis Financial Corp. have been prepared in accordance with U.S. GAAP, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on our performance than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Many factors impact interest rates, including the FRB, inflation, recession, changes in unemployment, the money supply, and international disorder and instability in domestic and foreign financial markets. Like most financial institutions, changes in interest rates can impact our net interest income which is the difference between interest earned from interest-earning assets, such as loans and investment securities, and interest paid on interest-bearing liabilities, such as deposits and borrowings, as well as the valuation of our assets and liabilities.

Our interest rate risk management is the responsibility of the Bank's Asset/Liability Management Committee (the "Asset/Liability Committee"). The Asset/Liability Committee has established policies and limits for management to monitor, measure and coordinate our sources, uses and pricing of funds. The Asset/Liability Committee makes reports to the board of directors on a quarterly basis.

Seasonality and Cycles

We do not consider our commercial banking business to be seasonal.

Off-Balance Sheet Arrangements

Primis is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and guarantees of credit card accounts. These instruments involve elements of credit and funding risk in excess of the amount recognized in the consolidated balance sheet. Letters of credit are written conditional commitments issued by Primis to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. We had letters of credit outstanding totaling $10.7 million and $13.1 million as of December 31, 2022 and 2021, respectively.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and letters of credit is based on the contractual amount of these instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. Unless noted otherwise, we do not require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments are made predominately for adjustable rate loans, and generally have fixed expiration dates of up to three months or other termination clauses and usually require payment of a fee. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis.

At December 31, 2022 and 2021, we had unfunded lines of credit and undisbursed construction loan funds totaling $540.6 million and $411.0 million, respectively. Virtually all of our unfunded lines of credit and undisbursed construction loan funds are variable rate.

Allowance For Credit Losses - Off-Balance-Sheet Credit Exposures

The allowance for credit losses on off-balance-sheet credit exposures is a liability account, calculated in accordance with ASC 326, representing expected credit losses over the contractual period for which we are exposed to credit risk resulting from a contractual obligation to extend credit. No allowance is recognized if we have the unconditional right to cancel the obligation. Off-balance-sheet credit exposures primarily consist of amounts available under outstanding lines of credit and letters of credit detailed above. For the period of exposure, the estimate of expected credit losses considers both the likelihood that funding will occur and the amount expected to be funded over the estimated remaining life of the commitment or other off-balance-sheet exposure. The likelihood and expected amount of funding are based on historical utilization rates. The amount of the allowance represents management's best estimate of expected credit losses on commitments expected to be funded over the contractual life of the commitment. Estimating credit losses on amounts expected to be funded uses the same methodology as described for loans in Note 4 - Loans and Allowance, as if such commitments were funded.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

This information is incorporated herein by reference from "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors
Primis Financial Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Primis Financial Corp. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of Southern Trust Mortgage, LLC ("STM") for the year ended December 31, 2020. STM, an affiliate of the Company as of December 31, 2020, was accounted for as an equity method investment. The Company's consolidated financial statements for the year ended December 31, 2020 reported income from discontinued operations $8.4 million, or approximately 36% of the Company's net income. STM's financial statements were audited by other auditors whose report was furnished to us, and our opinion, insofar as it relates to the amounts included for STM for the year ended December 31, 2020, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

The Company's allowance for credit losses (ACL) on loans held for investment was $34.5 million as of December 31, 2022. The determination of the ACL has been identified by the Company as a critical accounting policy. The ACL is measured on a collective basis when similar loan risk characteristics exist, and by individually evaluating loans that do not share similar risk characteristics. As further described in Notes 1 and 4 to the consolidated financial statements, the Company measures the ACL using a combination of probability of default (PD), probability of attrition (PA), loss given default (LGD), and exposure at default (EAD), calculated based on the application of historical loss experience, and adjusted for a reasonable and supportable forecast. Estimates are qualitatively adjusted for risk factors that are not considered within the quantitative modeling process. Estimating an appropriate allowance requires management to make numerous assumptions about losses that will occur over the remaining contractual life of loans recorded as of the balance sheet date. The most significant judgments in the ACL as of December 31, 2022 included the determination of a reasonable and supportable forecast and the impact of qualitative factors.

We identified the Company's estimate of the ACL as a critical audit matter. The principal considerations for that determination were the degree of subjectivity and judgment required to audit management's identification of reasonable and supportable forecasts and the identification and measurement of the qualitative factors.

The primary procedures we performed to address this critical audit matter included the following:

- We evaluated the design and tested the operating effectiveness of controls relating to management's determination of the ACL, including controls over:

  o Completeness and accuracy of inputs into the model used to determine the ACL;

  o The determination of a reasonable and supportable forecast, and;

  o The determination of qualitative factors.

- We evaluated management's application of and changes to qualitative adjustments, including testing the accuracy of the supporting calculations, evaluating whether the qualitative factors appropriately addressed risks that were not fully accounted for in the quantitative ACL component of the methodology, and evaluating the appropriateness and level of the qualitative factor adjustments.

- We evaluated management's determination of a reasonable and supportable forecast, including testing the application of the forecast in quantitative ACL calculation. We also utilized our internal valuation specialists to assist us in testing the application of the forecast to the ACL calculation.

- We tested the mathematical accuracy of the ACL, including the mathematical application of the qualitative adjustments on the loan segments.

Goodwill Impairment Assessment

The Company has recorded goodwill of $104.6 million as of December 31, 2022. The determination of the annual goodwill impairment assessment has been identified by the Company as a critical accounting policy. As further described in Notes 1 and 8 to the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level, occurring as of September 30th every year, or more frequently if events or circumstances warrant. The Company engaged a third-party valuation specialist in performing its quantitative impairment analysis, which included a combination of valuation approaches to determine the fair value of the Bank reporting unit. These valuation approaches required certain assumptions such as the discount rate, economic conditions impacting interest and growth rates, the control premium, and a relative weighting given to the fair value derived by each of the valuation approaches used.

We identified the Company's quantitative goodwill impairment assessment for the Bank reporting unit, as of September 30, as a critical audit matter. The principal considerations for that determination were the degree of subjectivity and judgment required to audit management's goodwill impairment assessment. Specifically, evaluating the valuation approaches selected and key assumptions used by management in performing its assessment, such as the selection of comparable publicly-traded companies and control premium utilized in the valuation approaches.

The primary procedures we performed to address this critical audit matter included the following:

- We evaluated the design and tested the operating effectiveness of controls related to management's goodwill impairment assessment including controls over management's review of the quantitative analysis performed on the Bank reporting unit, including the key assumptions used to determine the fair value of the Bank reporting unit.

- We tested key financial data used within the valuation approaches by agreeing key inputs to internal and external sources.

- We evaluated, with the assistance of our internal valuation specialists, appropriateness of valuation approaches selected by management, the selection of a control premium and of comparable publicly-traded companies, and the overall reasonableness of the estimated fair value of the Bank reporting unit.

/s/ FORVIS, LLP (Formerly, Dixon Hughes Goodman LLP)

We have served as the Company's auditor since 2013.

Greenville, North Carolina

March 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors
Primis Financial Corp.

Opinion on the Internal Control over Financial Reporting

We have audited Primis Financial Corp.'s (the "Company") internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, and our report dated March 15, 2023, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As described in management's report on internal control over financial reporting, the scope of management's assessment of internal control over financial reporting as of December 31, 2022, has excluded Primis Mortgage Company ("Primis Mortgage," formerly named SeaTrust Mortgage Company) acquired on May 31, 2022. We have also excluded Primis Mortgage from the scope of our audit of internal control over financial reporting. Primis Mortgage represented one percent of consolidated total assets as of December 31, 2022 and four percent of consolidated revenues for the year then ended.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ FORVIS, LLP (Formerly, Dixon Hughes Goodman LLP)

Greenville, North Carolina

March 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Southern Trust Mortgage, LLC
Virginia Beach, Virginia

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Southern Trust Mortgage, LLC (the Company) as of December 31, 2020 and 2019, and the related statements of operations, changes in members′ equity, and cash flows for the years then ended, and the related notes (collectively, referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters.

/s/ Richey, May & Co., LLP.

We have served as Southern Trust Mortgage, LLC's auditor since 2014.

Englewood, Colorado
March 12, 2021

PRIMIS FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share amounts)

	December 31, 2022	December 31, 2021
ASSETS		
Cash and cash equivalents:		
Cash and due from financial institutions	$ 6,868	$ 8,380
Interest-bearing deposits in other financial institutions	70,991	521,787
Total cash and cash equivalents	77,859	530,167
Securities available-for-sale, at fair value	236,315	271,332
Securities held-to-maturity, at amortized cost (fair value of $12,449 and $23,364, respectively)	13,520	22,940
Loans held for sale, at fair value	27,626	—
Loans held for investment	2,948,836	2,339,986
Less: allowance for credit losses	(34,544)	(29,105)
Net loans	2,914,292	2,310,881
Stock in Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB)	25,815	15,521
Bank premises and equipment, net	25,257	30,410
Assets held for sale	3,115	—
Operating lease right-of-use assets	5,335	5,866
Goodwill	104,609	101,954
Intangible assets, net	3,254	4,462
Bank-owned life insurance	67,201	66,724
Other real estate owned	—	1,163
Deferred tax assets, net	18,289	9,571
Other assets	49,050	36,362
Total assets	$ 3,571,537	$ 3,407,353
LIABILITIES AND STOCKHOLDERS' EQUITY		
Noninterest-bearing demand deposits	$ 582,556	$ 530,282
Interest-bearing deposits:		
NOW accounts	617,687	849,738
Money market accounts	811,365	799,759
Savings accounts	245,713	222,862
Time deposits	465,057	360,575
Total interest-bearing deposits	2,139,822	2,232,934
Total deposits	2,722,378	2,763,216
Securities sold under agreements to repurchase - short term	6,445	9,962
FHLB advances	325,000	100,000
Junior subordinated debt - long term	9,781	9,731
Senior subordinated notes - long term	85,531	85,297
Operating lease liabilities	5,767	6,498
Other liabilities	22,232	20,768
Total liabilities	3,177,134	2,995,472
Commitments and contingencies (See Note 15)		
Stockholders' equity:		
Preferred stock, $0.01 par value. Authorized 5,000,000 shares; no shares issued and outstanding	—	—
Common stock, $0.01 par value. Authorized 45,000,000 shares; 24,680,097 and 24,574,619 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	246	245
Additional paid in capital	312,722	311,127
Retained earnings	107,285	99,397
Accumulated other comprehensive income (loss)	(25,850)	1,112
Total stockholders' equity	394,403	411,881
Total liabilities and stockholders' equity	$ 3,571,537	$ 3,407,353

See accompanying notes to consolidated financial statements.

PRIMIS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
(dollars in thousands, except per share amounts)

	For the Years Ended December 31,		
	2022	2021	2020
Interest and dividend income:			
Interest and fees on loans	$ 117,867	$ 107,021	$ 111,647
Interest and dividends on taxable securities	5,552	3,977	4,244
Interest and dividends on tax exempt securities	412	463	486
Interest and dividends on other earning assets	2,243	1,782	1,402
Total interest and dividend income	126,074	113,243	117,779
Interest expense:			
Interest on deposits	13,281	13,112	20,332
Interest on other borrowings	8,306	5,928	5,807
Total interest expense	21,587	19,040	26,139
Net interest income	104,487	94,203	91,640
Provision for (recovery of) credit losses	11,271	(5,801)	19,450
Net interest income after provision for (recovery of) credit losses	93,216	100,004	72,190
Noninterest income:			
Account maintenance and deposit service fees	5,745	7,309	6,520
Income from bank-owned life insurance	1,994	1,687	1,559
Gain on debt extinguishment	—	573	—
Mortgage banking income	5,054	—	—
Gain on sale of other investment	4,144	—	—
Credit enhancement income	3,042	—	—
Realized losses on sales of investment securities	—	—	(620)
Other noninterest income	1,349	1,566	7,203
Total noninterest income	21,328	11,135	14,662
Noninterest expenses:			
Salaries and benefits	49,005	36,741	36,675
Occupancy expenses	5,628	5,956	6,142
Furniture and equipment expenses	5,231	3,622	2,725
Amortization of intangible assets	1,325	1,364	1,364
Virginia franchise tax expense	3,254	2,899	2,457
Data processing expense	6,013	3,850	3,178
Marketing expense	3,067	1,726	1,770
Telephone and communication expense	1,433	1,790	1,497
Net loss on other real estate owned	72	87	960
Loss on bank premises and equipment and assets held for sale	684	—	—
Professional fees	4,787	5,467	4,726
Credit enhancement costs	1,369	—	—
Other operating expenses	10,400	7,898	6,246
Total noninterest expenses	92,268	71,400	67,740
Income from continuing operations before income taxes	22,276	39,739	19,112
Income tax expense	4,535	8,721	4,228
Income from continuing operations	17,741	31,018	14,884
Income from discontinued operation before income taxes	—	294	10,789
Income tax expense	—	64	2,386
Income from discontinued operation	—	230	8,403
Net income	$ 17,741	$ 31,248	$ 23,287
Other comprehensive income (loss):			
Unrealized gain (loss) on available-for-sale securities	$ (34,129)	$ (3,193)	$ 2,789
Reclassification of loss on sales of investment securities	—	—	620
Accretion of amounts previously recorded upon transfer to held-to-maturity from available-for-sale	—	151	12
Net unrealized gain (loss)	(34,129)	(3,042)	3,421
Tax (benefit) expense	(7,167)	(669)	719
Other comprehensive income (loss)	(26,962)	(2,373)	2,702
Comprehensive income (loss)	$ (9,221)	$ 28,875	$ 25,989
Earnings per share from continuing operations, basic	$ 0.72	$ 1.27	$ 0.61
Earnings per share from discontinued operation, basic	$ 0.00	$ 0.01	$ 0.35
Earnings per share from continuing operations, diluted	$ 0.72	$ 1.26	$ 0.61
Earnings per share from discontinued operation, diluted	$ 0.00	$ 0.01	$ 0.35

See accompanying notes to consolidated financial statements.

PRIMIS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(dollars in thousands, except per share amounts)

	Common Stock		Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance - December 31, 2019	**24,181,534**	**$ 241**	**$ 306,755**	**$ 69,462**	**$ 783**	**$ 377,241**
Impact of adoption of ASU 2016-13	—	—	—	(5,056)	—	(5,056)
Adjusted beginning balance	24,181,534	241	306,755	64,406	783	372,185
Net income	—	—	—	23,287	—	23,287
Changes in other comprehensive income on investment securities (net of tax expense, $719)	—	—	—	—	2,702	2,702
Dividends on common stock ($0.40 per share)	—	—	—	(9,737)	—	(9,737)
Issuances of common stock	93,250	—	—	—	—	—
Shares retired to unallocated	(8,672)	—	—	—	—	—
Stock Option exercises	—	1	708	—	—	709
Restricted stock granted	102,500	—	—	—	—	—
Vesting of restricted stock	—	1	(1)	—	—	—
Repurchase of restricted stock	—	—	(135)	—	—	(135)
Stock-based compensation expense	—	—	1,543	—	—	1,543
Balance - December 31, 2020	**24,368,612**	**$ 243**	**$ 308,870**	**$ 77,956**	**$ 3,485**	**$ 390,554**
Net income	—	—	—	31,248	—	31,248
Changes in other comprehensive loss on investment securities (net of tax benefit $669)	—	—	—	—	(2,373)	(2,373)
Dividends on common stock ($0.40 per share)	—	—	—	(9,807)	—	(9,807)
Issuances of common stock	159,000	—	—	—	—	—
Shares retired to unallocated	(1,043)	—	—	—	—	—
Stock Option exercises	—	2	1,524	—	—	1,526
Restricted stock granted	55,250	—	—	—	—	—
Restricted stock forfeited	(7,200)	—	—	—	—	—
Repurchase of restricted stock	—	—	(14)	—	—	(14)
Stock-based compensation expense	—	—	747	—	—	747
Balance - December 31, 2021	**24,574,619**	**$ 245**	**$ 311,127**	**$ 99,397**	**$ 1,112**	**$ 411,881**
Net income	—	—	—	17,741	—	17,741
Changes in other comprehensive loss on investment securities (net of tax benefit, $7,167)	—	—	—	—	(26,962)	(26,962)
Dividends on common stock ($0.40 per share)	—	—	—	(9,853)	—	(9,853)
Issuances of common stock	60,000	—	—	—	—	—
Shares retired to unallocated	(780)	—	—	—	—	—
Stock option exercises	—	1	571	—	—	572
Restricted stock granted	1,500	—	—	—	—	—
Restricted stock forfeited	(2,400)	—	—	—	—	—
Repurchase of restricted stock	—	—	(11)	—	—	(11)
Stock-based compensation expense	—	—	395	—	—	395
Shares issued in lieu of cash bonus	47,158		640			640
Balance - December 31, 2022	**24,680,097**	**$ 246**	**$ 312,722**	**$ 107,285**	**$ (25,850)**	**$ 394,403**

See accompanying notes to consolidated financial statements.

PRIMIS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Operating activities:			
Net income from continuing operations	$ 17,741	$ 31,018	$ 14,884
Adjustments to reconcile net income from continuing operations to net cash and cash equivalents provided by operating activities:			
Depreciation and amortization	7,433	8,040	8,194
Net amortization (accretion) of premiums and discounts	480	(1,989)	(4,346)
Provision for (recovery of) for credit losses	11,271	(5,801)	19,450
Origination of loans held for sale	(175,613)	—	—
Proceeds from sale of loans held for sale	169,189	—	—
Net gains on mortgage banking	(5,054)	—	—
Loss on bank premises and equipment and assets held for sale	684	—	—
Earnings on bank-owned life insurance	(1,542)	(1,681)	(1,559)
Gain on bank-owned life insurance death benefit	(452)	(6)	—
Stock-based compensation expense	395	747	1,543
Loss on sales of investment securities	—	—	620
Loss on other real estate owned	72	87	960
Gain on debt extinguishment	—	(573)	—
Gain on sale of other investment	(4,144)	—	—
Credit enhancement income	(3,042)	—	—
Provision (benefit) for deferred income taxes	(2,214)	6,054	(1,411)
Net increase in other assets	(1,462)	(588)	(11,942)
Net increase (decrease) in other liabilities	(637)	(7,620)	2,707
Net cash and cash equivalents provided by operating activities from continuing operations	13,105	27,688	29,100
Investing activities:			
Proceeds from sales of securities held-to-maturity	—	—	1,660
Proceeds from sales of securities available-for-sale	—	—	1,910
Purchases of securities held-to-maturity	—	—	(15,197)
Purchases of securities available-for-sale	(37,361)	(160,531)	(38,938)
Proceeds from paydowns, maturities and calls of securities available-for-sale	36,960	37,878	50,068
Proceeds from paydowns, maturities and calls of securities held-to-maturity	9,338	17,652	44,738
Net (increase) decrease of FRB and FHLB stock	(10,294)	1,406	905
Net (increase) decrease in loans	(613,791)	109,375	(251,000)
Proceeds from bank-owned life insurance death benefit	586	371	—
Proceeds from sales of other real estate owned, net of improvements	1,091	2,014	2,663
Purchases of bank premises and equipment	(1,012)	(2,456)	(1,082)
Proceeds from sale of other investment	3,606	—	—
Purchases of other investments	(2,080)	—	—
Business acquisition, net of cash acquired	(4,554)	—	—
Net cash and cash equivalents (used in) provided by investing activities from continuing operations	(617,511)	5,709	(204,273)
Financing activities:			
Net (decrease) increase in deposits	(40,838)	330,610	307,888
Cash dividends paid on common stock	(9,853)	(9,807)	(9,737)
Proceeds from exercised stock options	572	1,526	709
Repurchase of restricted stock	(11)	(14)	(135)
Issuance of subordinated notes, net of cost	—	—	58,600
Extinguishment of senior subordinated notes	—	(20,000)	—
Repayment of FHLB advances, long-term	(100,000)	—	—
Proceeds from short-term FHLB advances, net of repayments	325,000	—	—
Repayment of short-term borrowings acquired	(19,254)	—	(21,640)
Increase (decrease) in securities sold under agreements to repurchase	(3,518)	(6,103)	3,182
Net cash and cash equivalents provided by financing activities from continuing operations	152,098	296,212	338,867
Net change in cash and cash equivalents from continuing operations	(452,308)	329,609	163,694
Cash flows provided from discontinued operation:			
Net cash and cash equivalents used in operating activities	—	(373)	(2,593)
Net cash and cash equivalents provided by investing activities	—	4,746	3,156
Net change in cash and cash equivalents from discontinued operation	—	4,373	563
Net change in cash and cash equivalents	(452,308)	333,982	164,257
Cash and cash equivalents at beginning of period	530,167	196,185	31,928
Cash and cash equivalents at end of period	$ 77,859	$ 530,167	$ 196,185
Supplemental disclosure of cash flow information			
Cash payments for:			
Interest	$ 20,190	$ 20,234	$ 27,988
Income taxes	$ 3,046	$ 6,151	$ 7,693
Supplemental schedule of noncash investing and financing activities:			
Bank premises transferred to held for sale	$ 3,667	$ —	$ —
Shares issued in lieu of cash bonus	$ 640	$ —	$ —
Proceeds from sale of other investment included in other assets	$ 538	$ —	$ —
Proceeds from bank-owned life insurance death benefit included in other assets	$ 931	$ —	$ —
Transfer from loans to other real estate owned	$ —	$ 186	$ 477
Notes receivable from discontinued operation, included in loans	$ —	$ 8,500	$ —
Fair value of assets and liabilities from acquisition:			
Fair value of tangible assets acquired	$ 21,947	$ —	$ —
Other intangible assets acquired	2,790	—	—
Fair value of liabilities assumed	(20,183)	—	—
Total merger consideration, net of $2,446 of cash acquired	$ 4,554	$ —	$ —

See accompanying notes to consolidated financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Primis Financial Corp. ("Primis," "we," "us," "our" or the "Company") is the bank holding company for Primis Bank ("Primis Bank" or the "Bank"), a Virginia state-chartered bank which commenced operations on April 14, 2005. Primis Bank provides a range of financial services to individuals and small and medium-sized businesses.

At December 31, 2022, Primis Bank had thirty-two full-service branches in Virginia and Maryland and also provided services to customers through certain online and mobile applications. Thirty full-service retail branches are in Virginia and two full-service retail branches are in Maryland. The Company is headquartered in McLean, Virginia and has administrative offices in Tysons Corner, Virginia and Glen Allen, Virginia and an operations center in Atlee, Virginia.

In 2022, Primis successfully launched its new digital bank platform that includes an all-new mobile banking application that provides quick and seamless banking experience all from within the app.

Also in the fourth quarter of 2021, Primis launched its new V1BE service, a bank delivery app for on-demand ordering of branch services. V1BE brings in-branch banking services right to the customer's doorstep, including cash delivery/withdrawals, cash pick-up/deposits, check deposits, change orders, cashier checks, and the instant issue of replacement debit cards. In 2021, V1BE was piloted in the Richmond market but now covers the majority of our footprint including the greater Washington, D.C. region. With V1BE, Primis is able to support any market and grow customer relationships without the need for a large branch presence.

The accounting policies and practices of Primis and its subsidiaries conform to U.S. generally accepted accounting principles ("U.S. GAAP") and to general practice within the banking industry. Major policies and practices are described below:

Principles of Consolidation

The consolidated financial statements include the accounts of Primis and its subsidiaries Primis Bank and EVB Statutory Trust I (the "Trust"). Significant inter-company accounts and transactions have been eliminated in consolidation. Primis consolidates subsidiaries in which it holds, directly or indirectly, more than 50 percent of the voting rights or where it exercises control. Entities where Primis holds 20 to 50 percent of the voting rights, or has the ability to exercise significant influence, or both, are accounted for under the equity method. Primis owns the Trust which is an unconsolidated subsidiary and the junior subordinated debt owed to the Trust is reported as a liability of Primis.

We determine whether we have a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE") under accounting principles generally accepted in the United States. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. We consolidate voting interest entities in which we have all, or at least a majority of, the voting interest. As defined in applicable accounting standards, VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Company has investments in VIE's for which we are not the primary beneficiary and, as such, their accounts are not included in our consolidated financial statements.

On April 28, 2022, Primis Bank entered into a definitive agreement to acquire 100% of the issued and outstanding capital stock of SeaTrust Mortgage Company ("SeaTrust"), a North Carolina corporation. On May 31, 2022, Primis Bank completed the acquisition (the "Acquisition") of 100% of the outstanding capital stock of SeaTrust from Community First Bank, Inc. (the "Seller") pursuant to the Stock Purchase Agreement, dated as of April 28, 2022 (the "Purchase Agreement") by and among the Bank, Seller, and SeaTrust. As a result, SeaTrust became a wholly owned subsidiary of Primis Bank on May 31, 2022. Following the closing of the Acquisition, on June 1, 2022, the Bank changed the name of SeaTrust to Primis Mortgage Company ("Primis Mortgage"). At the time of acquisition, Primis Mortgage originated mortgages primarily in

North and South Carolina, Florida and Tennessee from eight offices but has since expanded its ability to originate mortgages to the majority of the U.S. Pursuant to the Purchase Agreement, the Bank paid an aggregate purchase price of $7.0 million in cash to Seller at closing and assumed $19.3 million of SeaTrust's indebtedness under certain warehouse lending facilities.

Discontinued Operation

Primis Bank had an interest in one mortgage company, Southern Trust Mortgage, LLC ("STM"). Prior to December 31, 2021, Primis Bank owned 43.28% and 100% of STM's common and preferred stock, respectively, and STM was considered an unconsolidated affiliate of the Company. On September 23, 2021, Primis Bank entered into an agreement with STM, whereby STM agreed to purchase all of the Bank's common membership interests and a portion of the Bank's preferred interests in STM for a combination of $1.6 million in cash and the assumption of a promissory note in the amount of $8.5 million. The transaction closed on December 31, 2021. Upon closing, STM continued to be a borrower of the Bank, but the Bank is no longer a minority owner of STM and STM is no longer considered an affiliate of the Company. The Company still holds 100% of STM's preferred stock at December 31, 2022 but no longer has a position on STM's board of directors and STM no longer represents a reportable operating segment of the Company.

Operating Segments

The Company, through its Bank subsidiary, provides a broad range of financial services. While the Company's chief operating decision makers monitor the revenue streams of the various financial products and services, operations are managed and financial performance is evaluated on an organization-wide basis. Management has determined that the Company has two reportable operating segments: Primis Mortgage and Primis Bank, as discussed in Note 18 – Segment Information.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Estimates that are particularly susceptible to change in the near term include: the determination of the allowance for credit losses, fair value of investment securities, credit impairment of investment securities, mortgage banking derivatives, credit enhancement, valuation of goodwill and deferred tax assets.

Investment Securities

Securities Available-for-Sale and Held-to Maturity

Debt securities that Primis has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost.

Securities classified as available-for-sale are those debt securities that may be sold in response to changes in interest rates, liquidity needs or other similar factors. Securities available-for-sale are carried at fair value, with unrealized gains or losses net of deferred taxes, included in accumulated other comprehensive income (loss) in stockholders' equity.

Premiums and discounts are generally amortized using the interest method with a constant effective yield without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Premiums on callable securities are amortized to their earliest call date. Gains and losses on the sale of investment securities are recorded on the settlement date and are determined using the specific identification method.

Primis purchases amortizing investment securities. The actual principal reduction on these assets varies from the expected contractual principal reduction due to principal prepayments resulting from the borrowers' election to refinance the underlying mortgage based on market and other conditions. The purchased premiums and discounts associated with these assets are amortized or accreted to interest income over the estimated life of the related assets. The estimated life is calculated by projecting future prepayments and the resulting principal cash flows until maturity. Prepayment rate projections utilize actual prepayment speed experience and available market information on like-kind instruments. The prepayment rates form the basis for income recognition of premiums and discounts on the related assets. Changes in prepayment estimates may cause the earnings recognized on these assets to vary over the term that the assets are held, creating volatility in the net interest margin. Prepayment rate assumptions are monitored and updated monthly to reflect actual activity and the most recent market projections.

Non-marketable Equity Securities

Primis' investment in STM's preferred stock and other investments are considered to be non-marketable equity securities that do not have a readily determinable fair value. Equity securities with no recurring market value data available are reviewed periodically and any observable market value change is adjusted through net income. Primis evaluates these non-marketable equity securities for impairment and recoverability of the recorded investment by considering positive and negative evidence, including the profitability and asset quality, dividend payment history and recent redemption experience. Impairment is assessed at each reporting period and if identified, is recognized in noninterest income.

Other investments include stock acquired for regulatory purposes. The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The Bank is also required to own FRB stock with a par value equal to 6% of capital and FHLB stock of 4.25% of borrowings outstanding. FHLB and FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of the par value. Both cash and stock dividends are reported as income.

Loans Held for Sale

Loans held for sale are originated and held until sold to permanent investors. The Company has elected to carry these loans at fair value on a recurring basis in accordance with the fair value option under FASB ASC 825, *Financial Instruments*. The fair value is determined by utilizing quoted prices from dealers in such securities. Gains and losses on loan sales are recorded in mortgage banking income and direct loan origination costs are included in noninterest expense in the consolidated statements of income and comprehensive income (loss).

Loans

Primis purchases mortgage loans from mortgage loans originators, including the Bank's wholly-owned subsidiary Primis Mortgage Company. Primis also provides commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans secured by real estate throughout its market area. The ability of Primis' debtors to honor their contracts is in varying degrees dependent upon the real estate market conditions and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances, purchased premiums and discounts and any deferred loan fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method without anticipating prepayments.

Commercial real estate consists of borrowings secured by owner occupied and non-owner occupied commercial real estate. Repayment of these loans is dependent upon rental income or the subsequent sale of the property for loans secured by non-owner occupied commercial real estate and by cash flows from business operations for owner occupied commercial real estate. Loans for which the source of repayment is rental income are primarily impacted by local economic conditions which dictate occupancy rates and the amount of rent charged. Commercial real estate loans that are dependent on cash flows from operations can also be adversely affected by current market conditions for their product or service.

Construction and land development primarily consist of borrowings to purchase and develop raw land into residential and non-residential properties. Construction loans are extended to individuals as well as corporations for the construction of an individual or multiple properties and are secured by raw land and the subsequent improvements. Repayment of the loans to real estate developers is dependent upon the sale or lease of properties to third parties in a timely fashion upon completion. Should there be delays in construction or a downturn in the market for those properties, there may be significant erosion in value which may be absorbed by Primis.

Commercial loans consist of borrowings for commercial purposes to individuals, corporations, partnerships, sole proprietorships, and other business enterprises. Commercial loans are generally secured by business assets such as equipment, accounts receivable, inventory, or any other asset excluding real estate and generally made to finance capital expenditures or operations. Primis' risk exposure is related to deterioration in the value of collateral securing the loan should foreclosure become necessary. Generally, business assets used or produced in operations do not maintain their value upon foreclosure which may require Primis to write-down the value significantly to sell. Commercial loans also include Life Premium Finance loans. These loans are utilized to pay the annual premiums due on the whole or universal life policy. The Life Premium Finance loans are fully secured by the cash value of the policy and personal liquid assets of the borrower or guarantor.

Residential real estate loans consist of loans to individuals for the purchase of primary residences with repayment primarily through wage or other income sources of the individual borrower. Primis' loss exposure to these loans is dependent on local market conditions for residential properties as loan amounts are determined, in part, by the fair value of the property at origination.

Other consumer loans are comprised of loans to individuals both unsecured and secured and home equity loans secured by real estate (closed and open-end), with repayment dependent on individual wages and other income. Other consumer loans also include Life Premium Finance loans and Panacea consumer loans comprising of student loan refinancing and pro re nata ("PRN') loans. PRN loans may be utilized by graduating doctors to fund costs as they move into their chosen professions. The risk of loss on consumer loans is elevated as the collateral securing these loans, if any, may rapidly depreciate in value or may be worthless and/or difficult to locate if repossession is necessary. Losses in this portfolio are generally relatively low, however, due to the small individual loan size and the balance outstanding as a percentage of Primis' entire portfolio.

The accrual of interest on all loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal and interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Most of Primis' business activity is with customers located within Virginia and Maryland. Therefore, our exposure to credit risk is significantly affected by changes in the economy in those areas. We are not dependent on any single customer or group of customers whose insolvency would have a material adverse effect on operations.

Primis has purchased, primarily through acquisitions, individual loans and groups of loans, some of which have shown evidence of credit deterioration since origination. These purchased loans are recorded at fair value such that there is no carryover of the seller's allowance for credit losses. We adopted ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, on January 1, 2020 which requires the Bank to record purchased financial assets with credit deterioration (PCD assets), defined as a more-than-insignificant deterioration in credit quality since origination or issuance, at the purchase price plus the allowance for credit losses ("ACL") expected at the time of acquisition. Under this method, there is no credit loss expense affecting net income on acquisition of PCD assets. Changes in estimates of expected credit losses after acquisition are recognized as credit loss expense (or reversal of credit loss expense) in subsequent periods as they arise. Any non-credit discount or premium resulting from acquiring a pool of purchased financial assets with credit deterioration shall be allocated to each individual asset. At the acquisition date, the initial allowance for credit losses determined on a collective basis shall be allocated to individual assets to appropriately allocate any non-credit discount or premium. The non-credit discount or premium, after the adjustment for the allowance for credit losses, shall be accreted to interest income using the interest method based on the effective interest rate determined after the adjustment for credit losses at the adoption date.

A purchased financial asset that does not qualify as a PCD asset is accounted for similar to an originated financial asset. Generally, this means that an entity recognizes the allowance for credit losses for non-PCD assets through net income at the time of acquisition. In addition, both the credit discount and non-credit discount or premium resulting from acquiring a pool of purchased financial assets that do not qualify as PCD assets shall be allocated to each individual asset. This combined discount or premium shall be accreted to interest income using the effective yield method.

Allowance for Credit Losses

Allowance For Credit Losses - Held-to-Maturity Securities

The allowance for credit losses on held-to-maturity securities is a contra-asset valuation account, calculated in accordance with ASC 326 that is deducted from the amortized cost basis of held-to-maturity securities to present management's best estimate of the net amount expected to be collected. Held-to-maturity securities are charged-off against the allowance when deemed uncollectible by management. Adjustments to the allowance are reported in our income statement as a component of credit loss expense. Management measures expected credit losses on held-to-maturity securities on a collective basis by major security type with each type sharing similar risk characteristics and considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Management has made the accounting policy election to exclude accrued interest receivable on held-to-maturity securities from the estimate of credit losses. Further information regarding our policies and methodology used to estimate the allowance for credit losses on held-to-maturity securities is presented in Note 3 – Investment Securities.

Allowance For Credit Losses - Available-for-Sale Securities

For available-for-sale securities in an unrealized loss position, we first assess whether (i) we intend to sell or (ii) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either case is affirmative, any previously recognized allowances are charged-off and the security's amortized cost is written down to fair value through income. If neither case is affirmative, the security is evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Adjustments to the allowance are reported in our income statement as a component of credit loss expense. Management has made the accounting policy election to exclude accrued interest receivable on available-for-sale securities from the estimate of credit losses. Available-for-sale securities are charged-off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible by management or when either of the aforementioned criteria regarding intent or requirement to sell is met.

Allowance for Credit Losses – Loans

The allowance for credit losses on loans is a contra-asset valuation account, calculated in accordance with ASC 326, which is deducted from the amortized cost basis of loans to present management's best estimate of the net amount expected to be collected. Loans are charged-off against the allowance when deemed uncollectible by management. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Adjustments to the allowance are reported in our income statement as a component of credit loss expense. Management has made the accounting policy election to exclude accrued interest receivable on loans from the estimate of credit losses. Further information regarding our policies and methodology used to estimate the allowance for credit losses on loans is presented in Note 4 – Loans and Allowance.

Allowance For Credit Losses - Off-Balance-Sheet Credit Exposures

The allowance for credit losses on off-balance-sheet credit exposures is a liability account, calculated in accordance with ASC 326, representing expected credit losses over the contractual period for which we are exposed to credit risk resulting from a contractual obligation to extend credit. No allowance is recognized if we have the unconditional right to cancel the obligation. The allowance is reported as a component of other liabilities in our consolidated balance sheets. Adjustments to the allowance are reported in our income statement as a component of other expenses. Further information regarding our policies and methodology used to estimate the allowance for credit losses on off-balance-sheet credit exposures is presented in Note 15 – Financial Instruments with Off-Balance-Sheet Risks.

Third Party Loan Originations

Primis Bank entered into a Loan Origination Agreement with a third party on July 7, 2021 under which the third party will source and service certain loans to be originated by Primis. The Bank will periodically remit payment to third party for the funding of program loans deemed originated and allocated to the Bank. The Bank will retain all interest on each originated loan such that the Bank achieves a margin equal to the lower bound of the Federal Funds Rate plus 5.00% per annum. This rate is periodically adjusted on the last day of each calendar quarter. All interest received above this amount will be paid to the third party to cover the finder's fee, servicing cost and credit enhancement. The third party will establish and maintain at the Bank a waterfall reserve account ("the Reserve Account") to serve as collateral for balances owed to Primis under the program.

Interest Income: Contractual interest due from the borrower is recorded under the Bank's loan interest income.

Fees: The arrangement with third party is designed such that Primis retains all contractual interest received from the originated loans and in turn pays fees to the third party that are, in substance, designed to cover the following costs:

- Loan originations: No deferral is necessary as the fee is not paid at the inception of the loan, but is paid over time. Consistent with other loan origination costs, the expense is recognized through loan interest income.

- Credit enhancement: Credit enhancement is purchased on a standalone basis and the cost of the instrument is recognized over the life of the loan as noninterest expense.

- Servicing costs: Costs paid to the third party to service loans that are held for investment are charged as noninterest expenses as they are incurred.

Allowance for Credit Losses: The credit enhancement is entered into separate and apart from the agreement with the borrower to extend credit. The Bank estimates an allowance for credit losses on these loans without consideration of the Reserve Account. The timing and amount of charge-offs do not contemplate the Reserve Account. Charge-offs are recognized through the allowance for credit losses in accordance with regulatory guidance and the Bank's policy. Recoveries received from the borrower are recognized as recoveries, consistent with the Bank's policy.

With respect to recoveries received from the third party under the credit enhancement, the Bank recognizes a recovery asset through noninterest income and at the same time the Bank recognizes expected credit losses, using assumptions consistent with the loss estimate and giving additional consideration to the third party's ability and willingness to absorb credit losses and to continue to fund the Reserve Account. As recoveries are received from the third party, the recovery receivable is reduced.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from Primis, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and Primis does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. If the transfer does not satisfy the aforementioned control criteria, the transaction is recorded as a secured borrowing with the transferred loans remaining on the Company's consolidated balance sheet and proceeds recognized as a liability.

Bank Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives of 30 years. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases including lease renewals only when the Company is reasonably assured of the aggregate term of the lease. Furniture, fixtures, equipment and software are depreciated using the straight-line method with useful lives ranging from 3 to 10 years.

Assets Held for Sale

The Company classifies its assets as held for sale in accordance with FASB ASC 360, *Property, Plant, and Equipment*. When assets are identified as held for sale, the Company discontinues depreciating (amortizing) the assets and estimates the fair value, net of selling costs, of such assets. Assets held for sale is recorded at the lower of the net carrying amount of the assets or the estimated net fair value. If the estimated net fair value of the assets held for sale is less than the net carrying amount of the assets, an impairment charge is recorded in the condensed consolidated statements of income.

The Company assesses the net fair value of assets held for sale each reporting period the assets remain classified as held for sale. Subsequent changes, if any, in the net fair value of the assets held for sale that require an adjustment to the carrying amount are recorded in the condensed consolidated statements of income, unless the adjustment causes the carrying amount of the assets to exceed the net carrying amount upon initial classification as held for sale.

If circumstances arise that the Company previously considered unlikely and, as a result, the Company decides not to sell assets previously classified as held for sale, they are reclassified to another classification. Assets that are reclassified are measured at the lower of (a) their carrying amount before they were classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the assets remained in their previous classification, or (b) their fair value at the date of the subsequent decision not to sell.

Operating Leases

The Company leases certain properties and equipment under operating leases. The Company recognizes a liability to make lease payments, the operating lease liability, and an asset representing the right to use the underlying asset during the lease term, the right-of-use asset. In recognizing lease right-of-use assets and related right-of-use liabilities, we account for lease and non-lease components (such as taxes, insurance, and common area maintenance costs) separately as such amounts are generally readily determinable under our lease contracts. The operating lease liability is measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate at inception. The right-of-use asset is measured at the amount of the operating lease liability adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term, any unamortized initial direct costs, and any impairment of the right-of-use-asset. Lease expense consists of a single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis, variable lease payments not included in the operating lease liability, and any impairment of the right-of-use asset. Lease renewal options are generally not included in the calculation of the operating lease liabilities, unless they are not reasonably certain to be exercised. The Company does not recognize short-term leases on the balance sheet.

Goodwill and Intangible Assets

The Company follows ASC 350, *Goodwill and Other Intangible Assets*, which prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but evaluated for impairment on an annual basis or more frequently if events or circumstances warrant. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our consolidated balance sheet.

The Company performs the analysis annually on September 30 of each year at the reporting unit level whereby the Company compares the estimated fair value of the reporting unit to its carrying value. In the second quarter of 2022, the Company added a second reporting unit with the acquisition of Primis Mortgage.

If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired. The Company engaged a third-party valuation specialist to assist management in performing its annual goodwill impairment analysis on our Bank reporting unit. The Company also performed a qualitative analysis on our Primis Mortgage reporting unit as of December 31, 2022.

To determine the fair value of the Bank reporting unit, the Company utilizes a combination of three or four valuation approaches: the comparable transactions approach, the control premium approach, the public market peers control premium approach, and the discounted cash flow approach. The comparable transactions approach is based on pricing ratios recently paid in the sale or merger of comparable banking franchises; the control premium approach is based on the Company's trading price, adjusted for holding company assets and an industry based control premium; the public market peers control premium approach is based on market pricing ratios of public banking companies adjusted for an industry based control premium; and the discounted cash flow approach considers the earnings and cash flows that a hypothetical acquirer could realize in an acquisition of the Bank reporting unit. Assumptions that are used as part of these calculations include: the selection of comparable publicly-traded companies and selection of market comparable acquisition transactions. In addition, other assumptions include the discount rate, economic conditions, which impact the assumptions related to interest and growth rates, the control premium associated with the reporting unit and a relative weight given to the valuations derived by the valuation methods.

Other intangible assets consist of core deposit intangible assets arising from whole-bank and branch acquisitions and other intangibles from Primis Mortgage acquisition and are amortized over their estimated useful lives, which range from 6 to 15 years.

Stock-Based Compensation

Compensation cost is recognized for stock options issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes option-pricing model is utilized to estimate the fair value of stock options. Compensation cost for grants of restricted shares is accounted for based on the closing price of Primis' common stock on the date the restricted shares are awarded. Compensation cost for stock options and restricted shares is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Compensation cost for restricted stock unit awards that contain performance conditions is measured based on the grant date fair value of the units, adjusted for the Company's best estimate of the outcome of vesting conditions at the end of the performance period.

Bank-Owned Life Insurance

Primis has purchased, and acquired through acquisitions, life insurance policies on certain former and current key executives. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Other Real Estate Owned ("OREO")

Real estate acquired through or instead of foreclosure is held for sale and initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a direct charge-off is recorded through expense. Operating costs after acquisition are expensed as incurred.

Cloud Computing Arrangements

Primis engaged Finxact to define, design, and develop a new cloud-based banking core. The multiple phases of the cloud computing arrangements are assessed and reviewed as the software is placed into production. Total costs paid is capitalized upon initial launch and production rollout and classified in other assets in our consolidated balance sheet. Amortization is based on the estimated life of the core infrastructure as it relates to obsolescence, technology, competition, and the nature of changes in software. Operating costs such as monthly licensing, usage, and storage are expensed as incurred in data processing expense on our consolidated statements of income and comprehensive income. As of December 31, 2022 and 2021, the Company had gross cloud computing arrangements of $11.5 million and $5.8 million, respectively, and accumulated amortization of $1.1 million and $0.1 million, respectively.

Impairment of Long-Lived Assets

Premises and equipment, core deposit intangible assets, right of use assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Mortgage Banking Derivatives and Financial Instruments

Derivative assets and liabilities are recorded at fair value.

Mortgage loan commitments known as interest rate lock commitments that relate to the origination of a mortgage that will be held for sale upon funding are considered derivative instruments under the derivatives accounting guidance FASB ASC *815, Derivatives and Hedging*. Loan commitments that are classified as derivatives are recognized at fair value on the consolidated balance sheets in other assets and other liabilities with changes in their fair values recorded in mortgage banking income in the consolidated statements of income.

To-be-announced mortgage-backed securities trades ("TBA") is a contract to buy or sell mortgage-backed securities on a specific date while the underlying mortgages are not announced until just prior to settlement. These TBA trades provide an economic hedge against the effect of changes in interest rates resulting from interest rate lock commitments. TBAs are accounted for under the derivatives accounting guidance FASB ASC 815, *Derivatives and Hedging* when either of the following conditions exist: (i) when settlement of the TBA trade is not expected to occur at the next regular settlement date (which is typically the next month) or (ii) a mechanism exists to settle the contract on a net basis. As a result, these instruments are recorded at fair value on the consolidated balance sheets as other assets and other liabilities with changes in their fair values recorded in mortgage banking income in the consolidated statements of income. The fair value of the TBA trades is based on the gain or loss that would occur if the Company were to pair-off the trade at the measurement date.

Forward loan sale commitments are commitments to sell individual mortgage loans using both best efforts and mandatory delivery at a fixed price to an investor at a future date. Forward loan sale commitments that are mandatory delivery are accounted for as derivatives and carried at fair value, determined as the amount that would be necessary to settle the derivative financial instrument at the balance sheet date. Forward loan sale commitments that are best efforts are not derivatives but can be and have been accounted for at fair value, determined in a similar manner to those that are mandatory delivery. Forward loan sale commitments are recorded on the consolidated balance sheets as other assets and other liabilities with changes in their fair values recorded in mortgage banking income in the consolidated statements of income.

Retirement Plans

Employee 401(k) plan expense is the amount of matching contributions. Supplemental retirement plan expense allocates the benefits over years of service.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the consolidated financial statements.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to Primis or by Primis to shareholders.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. We have no unrecognized tax benefits and do not anticipate any increase in unrecognized tax benefits during the next twelve months. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is our policy to record such accruals in our income tax accounts; no such accruals exist as of December 31, 2022 and 2021.

Restrictions on Cash

No regulatory reserve or clearing requirements with the FRB were needed at December 31, 2022 and 2021.

Consolidated Statements of Cash Flows

For purposes of reporting cash flows, Primis defines cash and cash equivalents as cash due from financial institutions, interest-bearing deposits and federal funds sold in other financial institutions with maturities less than 90 days.

Earnings Per Share ("EPS")

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted EPS reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to net income that would result from the assumed issuance. Potential common shares that may be issued by Primis relate solely to outstanding stock options, restricted stock awards, and restricted stock units and are determined using the treasury stock method. Performance awards cannot be dilutive until the Company's best estimate of the outcome of vesting conditions become probable.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on investment securities available-for-sale which are also recognized as a separate component of equity.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, Primis has entered into commitments to extend credit and standby letters of credit. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Fair Value Measurements

In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon observable market-based parameters. Valuation assumptions may be made to ensure that financial instruments are recorded at fair value. These assumptions may reflect assumptions that market participants would use in pricing an asset or liability, among other things, as well as unobservable parameters. Any such valuation assumptions are applied consistently over time.

Recent Accounting Pronouncements

In March 2022, Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 2022-02, *Troubled Debt Restructurings and Vintage Disclosures*. This ASU eliminates the accounting guidance on troubled debt restructurings (TDRs) for creditors in ASC 310-40 and amends the guidance on "vintage disclosures" to require disclosure of current-period gross write-offs by year of origination. The ASU also updates the requirements related to accounting for credit losses under FASB ASC 326 and adds enhanced disclosures for creditors with respect to loan refinancing and restructurings for borrowers experiencing financial difficulty. ASU 2022-02 was effective for annual periods beginning after December 15, 2022, including interim periods within those annual periods. Early adoption was permitted. The Company adopted the guidance in the first quarter of 2023 and does not believe that this standard will have a material impact on the Company's consolidated financial statements and disclosures.

2. BUSINESS COMBINATION

On April 28, 2022, Primis Bank entered into a definitive agreement to acquire 100% of the issued and outstanding capital stock of SeaTrust. On May 31, 2022, Primis Bank completed the acquisition of 100% of the outstanding capital stock of SeaTrust from the Seller, pursuant to the Purchase Agreement. As a result, SeaTrust became a wholly owned subsidiary of Primis Bank on May 31, 2022.

Pursuant to the Purchase Agreement, the Bank paid an aggregate purchase price of $7.0 million in cash to Seller at closing and assumed $19.3 million of SeaTrust's indebtedness under certain warehouse lending facilities.

Following the closing of the Acquisition, on June 1, 2022, the Bank changed the name of SeaTrust to Primis Mortgage Company.

In connection with the SeaTrust acquisition, the following table details the consideration paid, the initial estimated fair value of identifiable assets acquired and liabilities assumed as of the date of the acquisition, the subsequent adjustments to estimates, the final valuation of the fair value of identifiable assets acquired and liabilities assumed as of the date of the acquisition, and the resulting goodwill recorded (in thousands):

(dollars in thousands)	Original Estimates		Adjustments to Estimates		Final Valuation	
Consideration paid:						
Cash	$	7,000	$	—	$	7,000
Value of consideration	$	7,000	$	—	$	7,000
Assets acquired:						
Cash and due from banks	$	2,446	$	—	$	2,446
Mortgage loans held for sale		20,452		—		20,452
Premises and equipment, net		124		—		124
Leases right-of-use asset		28		—		28
Derivative assets		1,224		—		1,224
Other intangibles		—		135		135
Deferred tax asset, net		26		—		26
Other assets		93		—		93
Total assets		24,393		135		24,528
Liabilities assumed:						
Short term borrowings		19,254		—		19,254
Leases liability		27		—		27
Other liabilities		902		—		902
Total liabilities		20,183		—		20,183
Net identifiable assets acquired	$	4,210	$	135	$	4,345
Goodwill resulting from acquisition					$	2,655

The table below illustrates the unaudited pro forma revenue and net income of the combined entities had the acquisition taken place on January 1, 2020. The unaudited combined pro forma revenue and net income combines the historical results of SeaTrust with the Company's consolidated statements of operations for the periods listed below and, while no material adjustments were made for the estimated effect of certain fair value adjustments and other acquisition-related activity, they are not indicative of what would have occurred had the acquisition actually taken place on January 1, 2020. The pro forma financial information does not include the impact of possible business model changes, nor does it consider any potential impacts of current market conditions or revenues, expense efficiencies or other factors.

(dollars in thousands)	For the Year Ended December 31,		
	2022	2021	2020
Total revenues	$ 152,370	$ 134,684	$ 137,204
Net income	$ 17,787	$ 31,829	$ 23,636

Included in the Company's consolidated statements of income for the twelve months ended December 31, 2022 is $5.1 million of mortgage banking income related to Primis Mortgage since its acquisition on May 31, 2022.

The Company incurred merger expenses of $0.4 million for the year ended December 31, 2022 related to the acquisition.

3.   INVESTMENT SECURITIES

The amortized cost and fair value of available-for-sale investment securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows (in thousands):

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses	
December 31, 2022				
Residential government-sponsored mortgage-backed securities	$ 119,371	$ 1	$ (16,491)	$ 102,881
Obligations of states and political subdivisions	34,103	2	(4,927)	29,178
Corporate securities	16,000	—	(1,172)	14,828
Collateralized loan obligations	5,022	—	(146)	4,876
Residential government-sponsored collateralized mortgage obligations	28,643	—	(2,048)	26,595
Government-sponsored agency securities	17,719	—	(3,103)	14,616
Agency commercial mortgage-backed securities	42,180	—	(4,763)	37,417
SBA pool securities	5,998	13	(87)	5,924
Total	$ 269,036	$ 16	$ (32,737)	$ 236,315

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses	
December 31, 2021				
Residential government-sponsored mortgage-backed securities	$ 122,506	$ 740	$ (636)	$ 122,610
Obligations of states and political subdivisions	30,728	755	(252)	31,231
Corporate securities	13,000	685	—	13,685
Collateralized loan obligations	5,026	—	(16)	5,010
Residential government-sponsored collateralized mortgage obligations	19,671	297	(161)	19,807
Government-sponsored agency securities	17,671	32	(215)	17,488
Agency commercial mortgage-backed securities	52,452	513	(298)	52,667
SBA pool securities	8,870	48	(84)	8,834
Total	$ 269,924	$ 3,070	$ (1,662)	$ 271,332

The amortized cost, gross unrecognized gains and losses, allowance for credit losses and fair value of investment securities held-to-maturity were as follows (in thousands):

	Amortized Cost	Gross Unrecognized Gains	Losses	Allowance for Credit Losses	Fair Value
December 31, 2022					
Residential government-sponsored mortgage-backed securities	$ 10,522	$ —	$ (1,007)	$ —	$ 9,515
Obligations of states and political subdivisions	2,721	3	(46)	—	2,678
Residential government-sponsored collateralized mortgage obligations	277	—	(21)	—	256
Total	$ 13,520	$ 3	$ (1,074)	$ —	$ 12,449

	Amortized Cost	Gross Unrecognized Gains	Losses	Allowance for Credit Losses	Fair Value
December 31, 2021					
Residential government-sponsored mortgage-backed securities	$ 13,616	$ 296	$ (1)	$ —	$ 13,911
Obligations of states and political subdivisions	3,805	93	—	—	3,898
Residential government-sponsored collateralized mortgage obligations	519	13	—	—	532
Government-sponsored agency securities	5,000	23	—	—	5,023
Total	$ 22,940	$ 425	$ (1)	$ —	$ 23,364

During 2022, 2021 and 2020, $37.4 million, $160.5 million and $38.9 million, respectively, of available-for-sale investment securities were purchased. No held-to-maturity investments were purchased in 2022 and 2021. During 2020, $15.2 million of held-to-maturity investments were purchased. No investment securities were sold during 2022 and 2021. During 2020, $1.9 million and $1.7 million, respectively, of available-for-sale investment securities and held-to-maturity investment securities were sold. Realized losses on sales of investment securities of $620 thousand were recorded for the year ended December 31, 2020.

The amortized cost and fair value of available-for-sale and held-to-maturity investment securities as of December 31, 2022, by contractual maturity were as follows (in thousands). Investment securities not due at a single maturity date are shown separately.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 1,500	$ 1,484	$ —	—
Due in one to five years	10,018	9,100	867	865
Due in five to ten years	29,200	25,909	1,519	1,477
Due after ten years	32,126	27,005	335	336
Residential government-sponsored mortgage-backed securities	119,371	102,881	10,522	9,515
Residential government-sponsored collateralized mortgage obligations	28,643	26,595	277	256
Agency commercial mortgage-backed securities	42,180	37,417	—	—
SBA pool securities	5,998	5,924	—	—
Total	$ 269,036	$ 236,315	$ 13,520	$ 12,449

Investment securities with a carrying amount of approximately $99.4 million and $180.7 million at December 31, 2022 and 2021, respectively, were pledged to secure public deposits, certain other deposits, a line of credit for advances from the FHLB of Atlanta, and repurchase agreements.

Management measures expected credit losses on held-to-maturity securities on a collective basis by major security type with each type sharing similar risk characteristics, and considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. With regard to U.S. Treasury and residential mortgage-backed securities issued by the U.S. government, or agencies thereof, it is expected that the securities will not be settled at prices less than the amortized cost bases of the securities as such securities are backed by the full faith and credit of and/or guaranteed by the U.S. government. Accordingly, no allowance for credit losses has been recorded for these securities. With regard to securities issued by States and political subdivisions and other held-to-maturity securities, management considers (i) issuer bond ratings, (ii) historical loss rates for given bond ratings, (iii) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities and (iv) internal forecasts. As of December 31, 2022, Primis did not have any allowance for credit losses on held-to-maturity securities.

The unrealized losses related to investment securities available-for-sale identified as of December 31, 2022 or 2021, relate to changes in interest rates relative to when the investment securities were purchased, and do not indicate credit-related impairment. Primis performs quantitative analysis and if needed, a qualitative analysis in this determination. As a result, none of the securities were deemed to require an allowance for credit losses. Primis has the ability and intent to retain these securities for a period of time sufficient to recover all unrealized losses.

The following tables present information regarding investment securities available-for-sale and held-to-maturity in a continuous unrealized loss position as of December 31, 2022 and 2021 by duration of time in a loss position (in thousands):

December 31, 2022 Available-for-Sale	Less than 12 months		12 Months or More		Total	
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses
Residential government-sponsored mortgage-backed securities	$ 23,484	$ (2,268)	$ 79,283	$ (14,223)	$ 102,767	$ (16,491)
Obligations of states and political subdivisions	10,026	(388)	17,609	(4,539)	27,635	(4,927)
Corporate securities	14,828	(1,172)	—	—	14,828	(1,172)
Collateralized loan obligations	—	—	4,876	(146)	4,876	(146)
Residential government-sponsored collateralized mortgage obligations	22,343	(1,375)	4,252	(673)	26,595	(2,048)
Government-sponsored agency securities	1,484	(16)	13,132	(3,087)	14,616	(3,103)
Agency commercial mortgage-backed securities	13,031	(371)	24,386	(4,392)	37,417	(4,763)
SBA pool securities	529	(38)	3,243	(49)	3,772	(87)
Total	$ 85,725	$ (5,628)	$ 146,781	$ (27,109)	$ 232,506	$ (32,737)

December 31, 2022 Held-to-Maturity	Less than 12 months		12 Months or More		Total	
	Fair value	Unrecognized Losses	Fair value	Unrecognized Losses	Fair value	Unrecognized Losses
Residential government-sponsored mortgage-backed securities	$ 9,457	$ (1,002)	$ 58	$ (5)	$ 9,515	$ (1,007)
Obligations of states and political subdivisions	1,255	(46)	—	—	1,255	(46)
Residential government-sponsored collateralized mortgage obligations	75	(4)	181	(17)	256	(21)
Total	$ 10,787	$ (1,052)	$ 239	$ (22)	$ 11,026	$ (1,074)

December 31, 2021 Available-for-Sale	Less than 12 months		12 Months or More		Total	
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses
Residential government-sponsored mortgage-backed securities	$ 84,123	$ (636)	$ —	$ —	$ 84,123	$ (636)
Obligations of states and political subdivisions	14,472	(252)	—	—	14,472	(252)
Collateralized loan obligations	5,010	(16)	—	—	5,010	(16)
Residential government-sponsored collateralized mortgage obligations	5,589	(161)	—	—	5,589	(161)
Government-sponsored agency securities	15,956	(215)	—	—	15,956	(215)
Agency commercial mortgage-backed securities	20,786	(194)	2,027	(104)	22,813	(298)
SBA pool securities	—	—	4,544	(84)	4,544	(84)
Total	$ 145,936	$ (1,474)	$ 6,571	$ (188)	$ 152,507	$ (1,662)

December 31, 2021 Held-to-Maturity	Less than 12 months		12 Months or More		Total	
	Fair value	Unrecognized Losses	Fair value	Unrecognized Losses	Fair value	Unrecognized Losses
Residential government-sponsored mortgage-backed securities	$ —	$ —	$ 324	$ (1)	$ 324	$ (1)
Total	$ —	$ —	$ 324	$ (1)	$ 324	$ (1)

Changes in accumulated other comprehensive income (loss) by component for the years ended December 31, 2022, 2021 and 2020 are shown in the tables below. All amounts are net of tax (in thousands).

For the year ended December 31, 2022	Unrealized Holding Gains (Losses) on Available-for-Sale		Held-to-Maturity Securities		Total	
Beginning balance	$	1,112	$	—	$	1,112
Current period other comprehensive income (loss)		(26,962)		—		(26,962)
Ending balance	$	(25,850)	$	—	$	(25,850)

For the year ended December 31, 2021	Unrealized Holding Gains on Available-for-Sale		Held-to-Maturity Securities		Total	
Beginning balance	$	3,636	$	(151)	$	3,485
Current period other comprehensive income (loss)		(2,524)		151		(2,373)
Ending balance	$	1,112	$	—	$	1,112

For the year ended December 31, 2020	Unrealized Holding Gains on Available-for-Sale		Held-to-Maturity Securities		Total	
Beginning balance	$	943	$	(160)	$	783
Current period other comprehensive income (loss)		2,693		9		2,702
Ending balance	$	3,636	$	(151)	$	3,485

4.   LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table summarizes the composition of our loan portfolio as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022	December 31, 2021
Loans held for sale	$ 27,626	$ —
Loans held for investment		
Loans secured by real estate:		
Commercial real estate - owner occupied	$ 459,866	$ 387,703
Commercial real estate - non-owner occupied	579,733	588,000
Secured by farmland	7,116	8,612
Construction and land development	148,690	121,444
Residential 1-4 family	609,694	547,560
Multi-family residential	140,321	164,071
Home equity lines of credit	65,152	73,846
Total real estate loans	2,010,572	1,891,236
Commercial loans	521,794	301,980
Paycheck Protection Program loans	4,564	77,319
Consumer loans	405,278	60,996
Total Non-PCD loans	2,942,208	2,331,531
PCD loans	6,628	8,455
Total loans held for investment	$ 2,948,836	$ 2,339,986

The accounting policy related to the allowance for credit losses is considered a critical policy given the level of estimation, judgment, and uncertainty in the levels of the allowance required to account for the expected losses in the loan portfolio and the material effect such estimation, judgment, and uncertainty can have on the consolidated financial results.

Accrued Interest Receivable

Accrued interest receivable on loans totaled $13.8 million and $10.8 million at December 31, 2022 and 2021, respectively, and is included in other assets in the consolidated balance sheets.

Nonaccrual and Past Due Loans

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. In determining whether or not a borrower may be unable to meet payment obligations for each class of loans, we consider the borrower's debt service capacity through the analysis of current financial information, if available, and/or current information with regards to our collateral position. Regulatory provisions would typically require the placement of a loan on nonaccrual status if (i) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection or (ii) full payment of principal and interest is not expected. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income on nonaccrual loans is recognized only to the extent that cash payments are received in excess of principal due. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

The following tables present the aging of the recorded investment in past due loans by class of loans held for investment as of December 31, 2022 and 2021 (in thousands):

December 31, 2022	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More	Total Past Due	Loans Not Past Due	Total Loans
Commercial real estate - owner occupied	$ 55	$ —	$ —	$ 55	$ 459,811	$ 459,866
Commercial real estate - non-owner occupied	290	169	19,641	20,100	559,633	579,733
Secured by farmland	—	—	—	—	7,116	7,116
Construction and land development	46	—	—	46	148,644	148,690
Residential 1-4 family	2,180	410	304	2,894	606,800	609,694
Multi- family residential	—	—	—	—	140,321	140,321
Home equity lines of credit	431	96	249	776	64,376	65,152
Commercial loans	39	—	2,956	2,995	518,799	521,794
Paycheck Protection Program loans	16	15	3,360	3,391	1,173	4,564
Consumer loans	2,079	1,421	200	3,700	401,578	405,278
Total Non-PCD loans	5,136	2,111	26,710	33,957	2,908,251	2,942,208
PCD loans	—	—	1,328	1,328	5,300	6,628
Total	$ 5,136	$ 2,111	$ 28,038	$ 35,285	$ 2,913,551	$ 2,948,836

December 31, 2021	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More	Total Past Due	Loans Not Past Due	Total Loans
Commercial real estate - owner occupied	$ 194	$ 346	$ —	$ 540	$ 387,163	$ 387,703
Commercial real estate - non-owner occupied	—	—	—	—	588,000	588,000
Secured by farmland	791	—	—	791	7,821	8,612
Construction and land development	204	131	4,575	4,910	116,534	121,444
Residential 1-4 family	9,384	254	137	9,775	537,785	547,560
Multi- family residential	—	—	—	—	164,071	164,071
Home equity lines of credit	331	—	171	502	73,344	73,846
Commercial loans	387	—	1,246	1,633	300,347	301,980
Paycheck Protection Program loans	4,954	8,559	283	13,796	63,523	77,319
Consumer loans	193	130	2	325	60,671	60,996
Total Non-PCD loans	16,438	9,420	6,414	32,272	2,299,259	2,331,531
PCD loans	1,717	—	—	1,717	6,738	8,455
Total	$ 18,155	$ 9,420	$ 6,414	$ 33,989	$ 2,305,997	$ 2,339,986

The amortized cost, by class, of loans and leases on nonaccrual status at December 31, 2022 and 2021, were as follows (in thousands):

December 31, 2022	90 Days or More		Less Than 90 Days Past Due		Total Nonaccrual Loans [1]		Nonaccrual With No Credit Loss Allowance [2]	
Commercial real estate - owner occupied	$	—	$	509	$	509	$	509
Commercial real estate - non-owner occupied		19,641		—		19,641		19,641
Secured by farmland		—		713		713		713
Construction and land development		—		29		29		29
Residential 1-4 family		304		8,995		9,299		9,299
Home equity lines of credit		249		301		550		550
Commercial loans		2,956		121		3,077		121
Paycheck Protection Program loans		—		4		4		4
Consumer loans		200		134		334		299
Total Non-PCD loans		23,350		10,806		34,156		31,165
PCD loans		1,328		—		1,328		1,328
Total	$	24,678	$	10,806	$	35,484	$	32,493

December 31, 2021	90 Days or More		Less Than 90 Days Past Due		Total Nonaccrual Loans [1]		Nonaccrual With No Credit Loss Allowance [2]	
Commercial real estate - owner occupied	$	—	$	842	$	842	$	842
Secured by farmland		—		836		836		836
Construction and land development		4,575		34		4,609		4,609
Residential 1-4 family		137		411		548		548
Multi- family residential		—		4,301		4,301		4,301
Home equity lines of credit		171		253		424		424
Commercial loans		1,246		476		1,722		745
Consumer loans		2		16		18		10
Total Non-PCD loans		6,131		7,169		13,300		12,315
PCD loans		—		1,729		1,729		—
Total	$	6,131	$	8,898	$	15,029	$	12,315

[1] Nonaccrual loans include SBA guaranteed amounts totaling $0.6 million and $1.1 million at December 31, 2022 and 2021, respectively.

[2] Nonaccrual loans with no credit loss allowance include SBA guaranteed amounts totaling $0.6 million and $1.1 million at December 31, 2022 and 2021, respectively.

There were $3.4 million and $0.3 million of Paycheck Protection Program ("PPP") loans greater than 90 days past due and still accruing at December 31, 2022 and 2021, respectively.

The following table presents nonaccrual loans as of December 31, 2022 by class and year of origination (in thousands):

	2022	2021	2020	2019	2018	Prior	Revolving Loans	Revolving Loans Converted To Term	Total
Commercial real estate - owner occupied	$ —	$ —	$ —	$ —	$ —	$ 509	$ —	$ —	$ 509
Commercial real estate - non-owner occupied	—	—		—	13,066	6,575	—	—	19,641
Secured by farmland	—	—	—	6	—	707	—	—	713
Construction and land development	—	—	—	—	—	29	—	—	29
Residential 1-4 family	285	—	—	8,099	—	672	—	243	9,299
Multi- family residential	—	—	—	—	—	—	—	—	—
Home equity lines of credit	—	—	—	—	—	53	476	21	550
Commercial loans	—	—	5	—	—	1,482	1,590	—	3,077
Paycheck Protection Program loans	—	4	—	—	—	—	—	—	4
Consumer loans	46	288	—	—	—	—	—	—	334
Total non-PCD nonaccruals	331	292	5	8,105	13,066	10,027	2,066	264	34,156
PCD loans	—	—	—	—	—	1,328	—	—	1,328
Total nonaccrual loans	$ 331	$ 292	$ 5	$ 8,105	$ 13,066	$ 11,355	$ 2,066	$ 264	$ 35,484

Interest received on nonaccrual loans was $1.2 million and $0.5 million for the years ended December 31, 2022 and 2021, respectively.

Troubled Debt Restructurings

A modification is classified as a TDR if both of the following exist: (1) the borrower is experiencing financial difficulty and (2) the Bank has granted a concession to the borrower. The Bank determines that a borrower may be experiencing financial difficulty if the borrower is currently delinquent on any of its debt, or if the Bank is concerned that the borrower may not be able to perform in accordance with the current terms of the loan agreement in the foreseeable future. Many aspects of the borrower's financial situation are assessed when determining whether they are experiencing financial difficulty, particularly as it relates to commercial borrowers due to the complex nature of the loan structure, business/industry risk and borrower/guarantor structures. Concessions may include the reduction of an interest rate at a rate lower than current market rates for a new loan with similar risk, extension of the maturity date, reduction of accrued interest, or principal forgiveness. When evaluating whether a concession has been granted, the Bank also considers whether the borrower has provided additional collateral or guarantors and whether such additions adequately compensate the Bank for the restructured terms, or if the revised terms are consistent with those currently being offered to new loan customers. The assessments of whether a borrower is experiencing (or is likely to experience) financial difficulty and whether a concession has been granted is subjective in nature and management's judgment is required when determining whether a modification is a TDR.

Although each occurrence is unique to the borrower and is evaluated separately, for all portfolio segments, TDRs are typically modified through reduction in interest rates, reductions in payments, changing the payment terms from principal and interest to interest only, and/or extensions in term maturity.

For the year ended December 31, 2022, there were eighteen TDR loans outstanding in the amount of $3.6 million primarily due to the economic impact of COVID-19 on certain of the Bank's borrowers. There have been no defaults of TDRs modified during the past twelve months.

Credit Quality Indicators

Through its system of internal controls, Primis evaluates and segments loan portfolio credit quality using regulatory definitions for Special Mention, Substandard and Doubtful. Special Mention loans are considered to be criticized. Substandard and Doubtful loans are considered to be classified.

Special Mention loans are loans that have a potential weakness that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position.

Substandard loans may be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful loans have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Primis had no loans classified Doubtful at December 31, 2022 or 2021.

In monitoring credit quality trends in the context of assessing the appropriate level of the allowance for credit losses on loans, we monitor portfolio credit quality by the weighted-average risk grade of each class of loan.

The following table presents weighted-average risk grades for all loans, by class and year of origination/renewal as of December 31, 2022 (in thousands):

	2022	2021	2020	2019	2018	Prior	Revolving Loans	Revolving Loans Converted To Term	Total
Commercial real estate - owner occupied									
Pass	$ 116,545 $	58,202 $	19,178 $	21,985 $	27,397 $	202,484 $	3,389 $	6,740 $	455,920
Special Mention	—	—	—	—	—	988	—	—	988
Substandard	—	—	—	—	—	2,958	—	—	2,958
Doubtful	—	—	—	—	—	—	—	—	—
	$ 116,545 $	58,202 $	19,178 $	21,985 $	27,397 $	206,430 $	3,389 $	6,740 $	459,866
Weighted average risk grade	3.25	3.45	3.38	3.27	3.43	3.50	3.52	3.96	3.42
Commercial real estate - nonowner occupied									
Pass	$ 28,128 $	126,291 $	44,696 $	41,631 $	55,702 $	228,735 $	4,173 $	3,065 $	532,421
Special Mention	—	—	1,566	—	926	24,580	—	601	27,673
Substandard	—	—	—	—	13,066	6,573	—	—	19,639
Doubtful	—	—	—	—	—	—	—	—	—
	$ 28,128 $	126,291 $	46,262 $	41,631 $	69,694 $	259,888 $	4,173 $	3,666 $	579,733
Weighted average risk grade	3.36	3.16	3.82	3.95	4.01	3.82	2.87	3.33	3.68
Secured by farmland									
Pass	$ 141 $	16 $	110 $	— $	— $	3,425 $	1,697 $	85 $	5,474
Special Mention	—	—	—	—	—	649	—	112	761
Substandard	—	—	—	6	—	875	—	—	881
Doubtful	—	—	—	—	—	—	—	—	—
	$ 141 $	16 $	110 $	6 $	— $	4,949 $	1,697 $	197 $	7,116
Weighted average risk grade	4.00	4.00	4.00	6.00	N/A	4.20	3.98	3.70	4.13
Construction and land development									
Pass	$ 44,253 $	73,226 $	847 $	3,006 $	6,937 $	19,553 $	822 $	17 $	148,661
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	29	—	—	29
Doubtful	—	—	—	—	—	—	—	—	—
	$ 44,253 $	73,226 $	847 $	3,006 $	6,937 $	19,582 $	822 $	17 $	148,690
Weighted average risk grade	3.21	3.06	3.60	3.42	3.17	3.69	3.36	4.00	3.20
Residential 1-4 family									
Pass	$ 152,178 $	157,233 $	43,812 $	61,268 $	40,707 $	138,782 $	1,837 $	3,437 $	599,254
Special Mention	—	—	—	—	—	30	—	—	30
Substandard	285	—	—	8,099	—	1,310	—	716	10,410
Doubtful	—	—	—	—	—	—	—	—	—
	$ 152,463 $	157,233 $	43,812 $	69,367 $	40,707 $	140,122 $	1,837 $	4,153 $	609,694
Weighted average risk grade	3.09	3.04	3.07	3.41	3.13	3.23	3.92	3.54	3.15
Multi- family residential									
Pass	$ 9,953 $	21,927 $	18,338 $	7,064 $	1,804 $	75,370 $	4,192 $	676 $	139,324
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	702	—	295	997
Doubtful	—	—	—	—	—	—	—	—	—
	$ 9,953 $	21,927 $	18,338 $	7,064 $	1,804 $	76,072 $	4,192 $	971 $	140,321
Weighted average risk grade	3.58	3.00	3.90	3.00	3.21	3.31	4.00	4.61	3.37
Home equity lines of credit									
Pass	$ 463 $	431 $	52 $	63 $	230 $	4,093 $	58,312 $	957 $	64,601
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	54	476	21	551
Doubtful	—	—	—	—	—	—	—	—	—
	$ 463 $	431 $	52 $	63 $	230 $	4,147 $	58,788 $	978 $	65,152
Weighted average risk grade	3.00	3.00	3.00	3.00	3.00	3.94	3.05	3.89	3.12
Commercial loans									
Pass	$ 295,459 $	59,642 $	7,332 $	6,658 $	9,228 $	20,883 $	100,407 $	17,381 $	516,990
Special Mention	—	396	64	74	—	—	519	388	1,441
Substandard	—	—	5	90	—	1,678	1,590	—	3,363
Doubtful	—	—	—	—	—	—	—	—	—
	$ 295,459 $	60,038 $	7,401 $	6,822 $	9,228 $	22,561 $	102,516 $	17,769 $	521,794
Weighted average risk grade	3.14	3.41	3.38	3.90	3.42	3.70	3.47	3.33	3.29
Paycheck Protection Program loans									
Pass	$ — $	2,119 $	2,435 $	— $	— $	— $	— $	— $	4,554
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	10	—	—	—	—	—	—	10
Doubtful	—	—	—	—	—	—	—	—	—
	$ — $	2,129 $	2,435 $	— $	— $	— $	— $	— $	4,564
Weighted average risk grade	N/A	2.02	2.00	N/A	N/A	N/A	N/A	N/A	2.01

	2022	2021	2020	2019	2018	Prior	Revolving Loans	Revolving Loans Converted To Term	Total
Consumer loans									
Pass	$ 365,842	$ 29,184	$ 1,493	$ 340	$ 534	$ 4,319	$ 2,918	$ —	$ 404,630
Special Mention	—	—	—	—	—	65	—	—	65
Substandard	70	513	—	—	—	—	—	—	583
Doubtful	—	—	—	—	—	—	—	—	—
	$ 365,912	$ 29,697	$ 1,493	$ 340	$ 534	$ 4,384	$ 2,918	$ —	$ 405,278
Weighted average risk grade	3.24	3.74	3.99	3.98	4.00	4.02	3.81	N/A	3.30
PCD									
Pass	$ —	$ —	$ —	$ —	$ —	$ 3,692	$ —	$ —	$ 3,692
Special Mention	—	—	—	—	—	1,320	—	—	1,320
Substandard	—	—	—	—	—	1,616	—	—	1,616
Doubtful	—	—	—	—	—	—	—	—	—
	$ —	$ —	$ —	$ —	$ —	$ 6,628	$ —	$ —	$ 6,628
Weighted average risk grade	N/A	N/A	N/A	N/A	N/A	4.54	N/A	N/A	4.54
Total	$ 1,013,317	$ 529,190	$ 139,928	$ 150,284	$ 156,531	$ 744,763	$ 180,332	$ 34,491	$ 2,948,836
Weighted average risk grade	3.20	3.19	3.48	3.54	3.60	3.57	3.35	3.53	3.36

The following table presents weighted-average risk grades for all loans, by class and year of origination/renewal as of December 31, 2021 (in thousands):

	2021	2020	2019	2018	2017	Prior	Revolving Loans	Revolving Loans Converted To Term	Total
Commercial real estate - owner occupied									
Pass	$ 58,596	$ 18,411	$ 35,498	$ 28,163	$ 45,013	$ 187,461	$ 3,010	$ 6,937	$ 383,089
Special Mention	—	—	—	—	140	1,184	—	—	1,324
Substandard	—	—	475	—	—	2,815	—	—	3,290
Doubtful	—	—	—	—	—	—	—	—	—
	$ 58,596	$ 18,411	$ 35,973	$ 28,163	$ 45,153	$ 191,460	$ 3,010	$ 6,937	$ 387,703
Weighted average risk grade	3.43	3.42	3.47	3.43	3.55	3.53	3.29	3.96	3.51
Commercial real estate - nonowner occupied									
Pass	$ 107,572	$ 55,956	$ 19,816	$ 76,076	$ 58,883	$ 235,676	$ 3,668	$ —	$ 557,647
Special Mention	—	—	—	—	—	12,097	—	—	12,097
Substandard	—	—	—	—	—	17,655	—	601	18,256
Doubtful	—	—	—	—	—	—	—	—	—
	$ 107,572	$ 55,956	$ 19,816	$ 76,076	$ 58,883	$ 265,428	$ 3,668	$ 601	$ 588,000
Weighted average risk grade	3.05	3.47	3.83	3.45	3.81	3.81	2.94	6.00	3.59
Secured by farmland									
Pass	$ 320	$ 66	$ —	$ —	$ 445	$ 3,734	$ 1,955	$ —	$ 6,520
Special Mention	—	—	—	—	852	404	—	—	1,256
Substandard	—	—	24	—	681	—	131	—	836
Doubtful	—	—	—	—	—	—	—	—	—
	$ 320	$ 66	$ 24	$ —	$ 1,978	$ 4,138	$ 2,086	$ —	$ 8,612
Weighted average risk grade	3.17	4.00	6.00	N/A	5.04	3.61	4.09	N/A	4.05
Construction and land development									
Pass	$ 57,320	$ 14,003	$ 13,360	$ 7,061	$ 8,414	$ 15,664	$ 982	$ 31	$ 116,835
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	4,575	—	—	34	—	—	4,609
Doubtful	—	—	—	—	—	—	—	—	—
	$ 57,320	$ 14,003	$ 17,935	$ 7,061	$ 8,414	$ 15,698	$ 982	$ 31	$ 121,444
Weighted average risk grade	3.15	3.56	4.48	3.26	3.91	3.54	3.31	4.00	3.50
Residential 1-4 family									
Pass	$ 165,106	$ 54,037	$ 81,905	$ 49,694	$ 43,173	$ 138,711	$ 1,845	$ 3,484	$ 537,955
Special Mention	—	—	8,514	—	—	—	—	—	8,514
Substandard	—	—	—	—	—	795	—	296	1,091
Doubtful	—	—	—	—	—	—	—	—	—
	$ 165,106	$ 54,037	$ 90,419	$ 49,694	$ 43,173	$ 139,506	$ 1,845	$ 3,780	$ 547,560
Weighted average risk grade	3.04	3.06	3.24	3.13	3.07	3.26	3.98	3.30	3.15
Multi- family residential									
Pass	$ 37,030	$ 18,866	$ 7,228	$ 6,328	$ 36,574	$ 42,310	$ 5,031	$ —	$ 153,367
Special Mention	—	—	—	—	—	5,326	—	—	5,326
Substandard	—	—	—	—	—	5,076	—	302	5,378
Doubtful	—	—	—	—	—	—	—	—	—
	$ 37,030	$ 18,866	$ 7,228	$ 6,328	$ 36,574	$ 52,712	$ 5,031	$ 302	$ 164,071
Weighted average risk grade	3.40	3.90	3.00	3.59	3.00	3.92	4.00	6.00	3.55
Home equity lines of credit									
Pass	$ 715	$ 59	$ 75	$ 235	$ 425	$ 4,337	$ 67,157	$ 143	$ 73,146
Special Mention	—	—	—	—	—	—	276	—	276
Substandard	—	—	—	—	—	—	398	26	424
Doubtful	—	—	—	—	—	—	—	—	—
	$ 715	$ 59	$ 75	$ 235	$ 425	$ 4,337	$ 67,831	$ 169	$ 73,846
Weighted average risk grade	3.00	3.00	3.00	3.00	3.77	3.79	3.09	4.31	3.14
Commercial loans									
Pass	$ 95,085	$ 10,415	$ 11,923	$ 10,648	$ 10,522	$ 18,284	$ 134,302	$ 5,338	$ 296,517
Special Mention	—	—	—	—	—	—	845	—	845
Substandard	—	9	—	1,508	—	1,938	1,163	—	4,618
Doubtful	—	—	—	—	—	—	—	—	—
	$ 95,085	$ 10,424	$ 11,923	$ 12,156	$ 10,522	$ 20,222	$ 136,310	$ 5,338	$ 301,980
Weighted average risk grade	3.43	3.36	3.79	3.77	2.95	3.96	3.43	3.95	3.48
Paycheck Protection Program loans									
Pass	$ 56,087	$ 21,232	$ —	$ —	$ —	$ —	$ —	$ —	$ 77,319
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
	$ 56,087	$ 21,232	$ —	$ —	$ —	$ —	$ —	$ —	$ 77,319
Weighted average risk grade	2.00	2.00	N/A	N/A	N/A	N/A	N/A	N/A	2.00

Consumer loans	2021	2020	2019	2018	2017	Prior	Revolving Loans	Revolving Loans Converted To Term	Total
Pass	$ 48,107 $	2,351 $	1,002 $	914 $	237 $	5,766 $	2,519 $	— $	60,896
Special Mention	—	—	—	—	—	82	—	—	82
Substandard	—	—	—	7	9	2	—	—	18
Doubtful	—	—	—	—	—	—	—	—	—
	$ 48,107 $	2,351 $	1,002 $	921 $	246 $	5,850 $	2,519 $	— $	60,996
Weighted average risk grade	3.55	3.99	3.99	4.02	4.07	4.01	4.00	N/A	3.65
PCD									
Pass	$ — $	— $	— $	— $	— $	5,145 $	30 $	— $	5,175
Special Mention	—	—	—	—	—	1,391	—	—	1,391
Substandard	—	—	—	—	1,717	172	—	—	1,889
Doubtful	—	—	—	—	—	—	—	—	—
	$ — $	— $	— $	— $	1,717 $	6,708 $	30 $	— $	8,455
Weighted average risk grade	N/A	N/A	N/A	N/A	6.00	4.08	3.00	N/A	4.47
Total	$ 625,938 $	195,405 $	184,395 $	180,634 $	207,085 $	706,059 $	223,312 $	17,158 $	2,339,986
Weighted average risk grade	3.12	3.24	3.50	3.38	3.45	3.64	3.35	3.92	3.39

Revolving loans that converted to term during 2022 and 2021were as follows (in thousands):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Commercial real estate - owner occupied	$ —	$ 298
Commercial real estate - non-owner occupied	3,065	601
Secured by farmland	198	—
Residential 1-4 family	1,492	1,706
Multi- family residential	676	302
Home equity lines of credit	832	—
Commercial loans	13,309	561
Total loans	$ 19,572	$ 3,468

The amount of foreclosed residential real estate property held at December 31, 2022 and 2021 was zero and $0.9 million, respectively. The recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure was $0.1 million and zero at December 31, 2022 and 2021, respectively.

Allowance For Credit Losses – Loans

The allowance for credit losses on loans is a contra-asset valuation account, calculated in accordance with ASC 326 that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. The amount of the allowance represents management's best estimate of current expected credit losses on loans considering available information, from internal and external sources, relevant to assessing collectability over the loans' contractual terms, adjusted for expected prepayments when appropriate.

In calculating the allowance for credit losses, most loans are segmented into pools based upon similar characteristics and risk profiles. For allowance modeling purposes, our loan pools include but not limited to (i) commercial real estate - owner occupied, (ii) commercial real estate - non-owner occupied, (iii) construction and land development, (iv) commercial, (v) agricultural loans, (vi) residential 1-4 family and (vii) consumer loans. We periodically reassess each pool to ensure the loans within the pool continue to share similar characteristics and risk profiles and to determine whether further segmentation is necessary. For each loan pool, we measure expected credit losses over the life of each loan utilizing a combination of inputs: (i) probability of default, (ii) probability of attrition, (iii) loss given default and (iv) exposure at default. Internal data is supplemented by, but not replaced by, peer data when required, primarily to determine the probability of default input. The various pool-specific inputs may be adjusted for current macroeconomic assumptions. Significant macroeconomic variables utilized in our allowance models include, among other things, (i) VA Gross Domestic Product, (ii) VA House Price Index, and (iii) VA unemployment rates.

Management qualitatively adjusts allowance model results for risk factors that are not considered within our quantitative modeling processes but are nonetheless relevant in assessing the expected credit losses within our loan pools. Qualitative factor ("Q-Factor") adjustments are driven by key risk indicators that management tracks on a pool-by-pool basis.

In some cases, management may determine that an individual loan exhibits unique risk characteristics which differentiate the loan from other loans within our loan pools. In such cases, the loans are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation.

The following tables present details of the allowance for credit losses on loans segregated by loan portfolio segment as of December 31, 2022 and 2021, calculated in accordance with the current expected credit losses ("CECL") methodology (in thousands).

December 31, 2022	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Secured by Farmland	Construction and Land Development	1-4 Family Residential	Multi-Family Residential	Home Equity Lines Of Credit	Commercial Loans	Consumer Loans	PCD Loans	Total
Modeled expected credit losses	$ 5,297	6,652	4	997	3,579	1,814	310	5,006	3,851	—	$ 27,510
Q-factor and other qualitative adjustments	261	495	21	376	512	387	19	654	2	—	2,727
Specific allocations	—	—	—	—	—	—	—	2,193	42	2,072	4,307
Total	$ 5,558	$ 7,147	$ 25	$ 1,373	$ 4,091	$ 2,201	$ 329	$ 7,853	$ 3,895	$ 2,072	$ 34,544

December 31, 2021	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Secured by Farmland	Construction and Land Development	1-4 Family Residential	Multi-Family Residential	Home Equity Lines Of Credit	Commercial Loans	Consumer Loans	PCD Loans	Total
Modeled expected credit losses	$ 4,281	$ 8,020	$ 9	$ 540	$ 3,012	$ 1,885	$ 273	$ 2,154	$ 786	$ —	$ 20,960
Q-factor and other qualitative adjustments	281	1,008	47	458	576	1,395	164	1,276	—	—	5,205
Specific allocations	—	—	—	—	—	—	—	658	1	2,281	2,940
Total	$ 4,562	$ 9,028	$ 56	$ 998	$ 3,588	$ 3,280	$ 437	$ 4,088	$ 787	$ 2,281	$ 29,105

As part of management's ongoing review process and as an annual requirement, during the third quarter of 2022, the Company refreshed and recalibrated the historical loss rates, forecast assumptions, and qualitative factor framework of the CECL model. Management considered the need to qualitatively adjust expected credit losses for information not already captured in the loss estimation process. Qualitative reserve adjustments were driven by key risk indicators, that management tracked on a pool-by-pool basis, which included loan-to-value, borrower debt service coverage exceptions and large concentrations. Updated peer groups were also determined in collaboration with the Company's CECL consultant. Management included banks in Virginia, Maryland, North Carolina, and Pennsylvania that were between $2.0 billion and $10.0 billion in asset size. The peer group population was further narrowed using statistical analysis with a focus on total loans, percent of charge-offs, portfolio yields, and percent of charge-offs during recession. While the asset range and geography were unchanged from the prior iteration, changes in the Primis portfolio and the portfolios of other institutions resulted in changes to the final peer groups. The most notable changes are in the construction and land development and residential 1-4 family peer groups, each of which displays less risk than the prior year's group. Other segments' groups are mostly consistent. Generally, the updated loss drivers displayed similar default expectations as compared to the prior models.

No allowance for credit losses has been recognized for PPP loans as such loans are fully guaranteed by the SBA.

Activity in the allowance for credit losses by class of loan for the years ended December 31, 2022 and 2021 is summarized below (in thousands):

Year Ended December 31, 2022	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Secured by Farmland	Construction and Land Development	1-4 Family Residential	Multi-Family Residential	Home Equity Lines Of Credit	Commercial Loans	Consumer Loans	PCD Loans	Total
Allowance for credit losses:											
Beginning balance	$ 4,562	$ 9,028	$ 56	$ 998	$ 3,588	$ 3,280	$ 437	$ 4,088	$ 787	$ 2,281	$ 29,105
Provision (recovery)	1,010	2,644	(31)	375	444	(1,079)	(97)	3,167	5,047	(209)	11,271
Charge offs	(14)	(5,027)	—	—	—	—	(14)	(1,040)	(1,974)	—	(8,069)
Recoveries	—	502	—	—	59	—	3	1,638	35	—	2,237
Ending balance	$ 5,558	$ 7,147	$ 25	$ 1,373	$ 4,091	$ 2,201	$ 329	$ 7,853	$ 3,895	$ 2,072	$ 34,544
Year Ended December 31, 2021											
Allowance for credit losses:											
Beginning balance	$ 6,699	$ 11,426	$ 104	$ 1,815	$ 9,579	$ 1,412	$ 901	$ 1,498	$ 517	$ 2,394	$ 36,345
Provision (recovery)	(1,961)	(2,398)	(48)	(817)	(5,533)	1,868	(466)	3,291	376	(113)	(5,801)
Charge offs	(176)	—	—	—	(469)	—	—	(1,706)	(145)	—	(2,496)
Recoveries	—	—	—	—	11	—	2	1,005	39	—	1,057
Ending balance	$ 4,562	$ 9,028	$ 56	$ 998	$ 3,588	$ 3,280	$ 437	$ 4,088	$ 787	$ 2,281	$ 29,105

Generally, a commercial loan, or a portion thereof, is charged-off when it is determined, through the analysis of any available current financial information with regards to the borrower, that the borrower is incapable of servicing unsecured debt, there is little or no prospect for near term improvement and no realistic strengthening action of significance is pending or, in the case of secured debt, when it is determined, through analysis of current information with regards to our collateral position, that amounts due from the borrower are in excess of the calculated current fair value of the collateral. Losses on installment loans are recognized in accordance with regulatory guidelines. All other consumer loan losses are recognized when delinquency exceeds 120 cumulative days.

The following table presents loans that were evaluated for expected credit losses on an individual basis and the related specific allocations, by loan portfolio segment as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022		December 31, 2021	
	Loan Balance [1]	Specific Allocations	Loan Balance [1]	Specific Allocations
Commercial real estate - owner occupied	$ 2,795	$ —	$ 3,291	$ —
Commercial real estate - non-owner occupied	19,641	—	18,256	—
Secured by farmland	525	—	681	—
Construction and land development	—	—	4,575	—
Residential 1-4 family	9,636	—	541	—
Multi- family residential	996	—	5,378	—
Home equity lines of credit	21	—	—	—
Commercial loans	2,979	2,193	3,688	658
Consumer loans	259	42	7	1
Total non-PCD loans	36,852	2,235	36,417	659
PCD loans	6,628	2,072	8,455	2,281
Total loans	$ 43,480	$ 4,307	$ 44,872	$ 2,940

[1] Includes SBA guarantees of $0.5 million and $0.7 million as of December 31, 2022 and 2021, respectively.

5.   FAIR VALUE

ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date

> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

> Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Assets and Liabilities Measured on a Recurring Basis:

Investment Securities Available-for-sale

Where quoted prices are available in an active market, investment securities are classified within Level 1 of the valuation hierarchy. Level 1 investment securities include highly liquid government bonds and mortgage products. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of investment securities with similar characteristics or discounted cash flow. Level 2 investment securities include U.S. agency securities, mortgage-backed securities, obligations of states and political subdivisions and certain corporate, collateralized loan obligations and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, investment securities are classified within Level 3 of the valuation hierarchy. Currently, all of Primis' available-for-sale debt investment securities are considered to be Level 2 investment securities.

Loans Held for Sale

The fair value of loans held for sale is determined by obtaining prices at which they could be sold in the principal market at the measurement date and are classified within Level 2 of the fair value hierarchy. The fair value is determined on a recurring basis by utilizing quoted prices from dealers in such securities.

Mortgage Banking Derivative and Financial Assets and Liabilities

Interest Rate Lock Commitments ("IRLC"): The Company determines the value of IRLCs by comparing the market price to the price locked in with the customer, adding fees or points to be collected at closing, subtracting commissions to be paid at closing, and subtracting estimated remaining loan origination costs to the bank based on the processing status of the loan. IRLCs are classified within Level 3 of the valuation hierarchy.

Best Efforts Forward Loan Sales Commitments: Best efforts forward loan sales commitments are classified within Level 2 of the valuation hierarchy. Best efforts forward loan sales commitments fix the forward sales price that will be realized upon the sale of mortgage loans into the secondary market. Best efforts forward loan sales commitments are entered into for loans at the time the borrower commitment is made. These best efforts forward loan sales commitments are valued using the committed price to the counterparty against the current market price of the interest rate lock commitment or mortgage loan held for sale.

Mandatory Forward Loan Sales Commitments: Fair values for mandatory forward loan sales commitments are based on fair values of the underlying mortgage loans and the probability of such commitments being exercised. Due to the observable inputs used by Primis, best efforts mandatory loan sales commitments are classified within Level 3 of the valuation hierarchy.

To-Be-Announced Mortgage-Backed Securities Trades: Fair values for TBA's are based on the gain or loss that would occur if the Company were to pair-off transaction at the measurement date and are classified within Level 3 of the valuation hierarchy. TBA's are recorded at fair value on a recurring basis.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements Using		
(dollars in thousands)	Total at December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available-for-sale securities				
Residential government-sponsored mortgage-backed securities	$ 102,881	$ —	$ 102,881	$ —
Obligations of states and political subdivisions	29,178	—	29,178	—
Corporate securities	14,828	—	14,828	—
Collateralized loan obligations	4,876	—	4,876	—
Residential government-sponsored collateralized mortgage obligations	26,595	—	26,595	—
Government-sponsored agency securities	14,616	—	14,616	—
Agency commercial mortgage-backed securities	37,417	—	37,417	—
SBA pool securities	5,924	—	5,924	—
	236,315	—	236,315	—
Loans held for sale	27,626	—	27,626	—
Mortgage banking financial assets	21	—	—	21
Derivative assets	1,410	—	1,386	24
Total assets	$ 265,372	$ —	$ 265,327	$ 45
Liabilities:				
Mortgage banking financial liabilities	$ 4	$ —	$ —	$ 4
Derivative liabilities	122	—	115	7
Total liabilities	$ 126	$ —	$ 115	$ 11

		Fair Value Measurements Using		
(dollars in thousands)	Total at December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available-for-sale securities				
Residential government-sponsored mortgage-backed securities	$ 122,610	$ —	$ 122,610	$ —
Obligations of states and political subdivisions	31,231	—	31,231	—
Corporate securities	13,685	—	13,685	—
Collateralized loan obligations	5,010	—	5,010	—
Residential government-sponsored collateralized mortgage obligations	19,807	—	19,807	—
Government-sponsored agency securities	17,488	—	17,488	—
Agency commercial mortgage-backed securities	52,667	—	52,667	—
SBA pool securities	8,834	—	8,834	—
Total assets	$ 271,332	$ —	$ 271,332	$ —

Assets and Liabilities Measured on a Non-recurring Basis:

Loans

We may be required to measure certain financial assets at fair value on a nonrecurring basis. These adjustments to fair value usually result from the application of lower of amortized cost or fair value accounting or write-downs of individual assets due to impairment.

Collateral-dependent loans are measured at fair value on a non-recurring basis and are evaluated individually. These collateral-dependent loans are deemed to be at fair value if there is an associated allowance for credit losses or if a charge-off has been recorded in the previous 12 months. Collateral values are determined using appraisals or other third-party value estimates of the subject property discounted based on estimated selling costs, generally between 5% and 10%, and immaterial adjustments for other external factors that may impact the marketability of the collateral. The weighted average discount for estimated selling costs applied was 6%.

Assets Held for Sale

Assets held for sale are valued based on third-party appraisals less estimated disposal costs. Primis considers third party appraisals, as well as independent fair value assessments from realtors or persons involved in selling bank premises, furniture and equipment, in determining the fair value of particular properties. Accordingly, the valuation of assets held for sale is subject to significant external and internal judgment. Primis periodically reviews premises, furniture and equipment held for sale to determine if the fair value of the property, less disposal costs, has declined below its recorded book value and records any adjustments accordingly.

Other Real Estate Owned

OREO is evaluated at the time of acquisition and recorded at fair value as determined by independent appraisal or evaluation less cost to sell. In some cases appraised value is net of costs to sell. Selling costs have been in the range from 5% to 10% of collateral valuation at December 31, 2022 and 2021. Fair value is classified as Level 3 in the fair value hierarchy. OREO is further evaluated quarterly for any additional impairment. At December 31, 2022 and 2021, the total amount of OREO was zero and $1.2 million, respectively.

Assets measured at fair value on a non-recurring basis are summarized below:

| | | Fair Value Measurements Using | | |
| | | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
(dollars in thousands)	Total at December 31, 2022	(Level 1)	(Level 2)	(Level 3)
Collateral dependent loans	$ 47,832	$ —	$ —	$ 47,832
Assets held for sale	3,115	—	—	3,115

(dollars in thousands)	Total at December 31, 2021	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral dependent loans	$ 44,331	$ —	$ —	$ 44,331
Other real estate owned:				
Construction and land development	266	—	—	266
Residential 1-4 family	897	—	—	897

Fair Value of Financial Instruments

The carrying amount, estimated fair values and fair value hierarchy levels (previously defined) of financial instruments were as follows (in thousands) for the periods indicated:

		December 31, 2022		December 31, 2021	
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:					
Cash and cash equivalents	Level 1	$ 77,859	$ 77,859	$ 530,167	$ 530,167
Securities available-for-sale	Level 2	236,315	236,315	271,332	271,332
Securities held-to-maturity	Level 2	13,520	12,449	22,940	23,364
Stock in Federal Reserve Bank and Federal Home Loan Bank	Level 2	25,815	25,815	15,521	15,521
Preferred investment in mortgage company	Level 2	3,005	3,005	3,005	3,005
Net loans	Level 3	2,914,292	2,811,362	2,310,881	2,278,456
Loans held for sale	Level 2	27,626	27,626	—	—
Accrued interest receivable	Level 2	14,938	14,938	11,882	11,882
Mortgage banking financial assets	Level 3	21	21	—	—
Derivative assets	Level 2 and 3	1,410	1,410	—	—
Credit enhancement	Level 2	1,504	1,504	—	—
Financial liabilities:					
Demand deposits and NOW accounts	Level 2	$ 1,200,243	$ 1,200,243	$ 1,380,020	$ 1,380,020
Money market and savings accounts	Level 2	1,057,078	1,057,078	1,022,621	1,022,621
Time deposits	Level 3	465,057	462,376	360,575	362,902
Securities sold under agreements to repurchase	Level 1	6,445	6,445	9,962	9,962
FHLB advances	Level 1	325,000	325,000	100,000	100,000
Junior subordinated debt	Level 2	9,781	9,181	9,731	10,367
Senior subordinated notes	Level 2	85,531	84,347	85,297	91,141
Accrued interest payable	Level 2	3,261	3,261	1,864	1,864
Mortgage banking financial liabilities	Level 3	4	4	—	—
Derivative liabilities	Level 2 and 3	122	122	—	—

Carrying amount is the estimated fair value for cash and cash equivalents (including federal funds sold), accrued interest receivable and payable, demand deposits, savings accounts, money market accounts and FHLB advances and securities sold under agreements to repurchase.

Fair value of long-term debt is based on current rates for similar financing. Carrying amount of Federal Reserve Bank and FHLB stock is a reasonable estimate of fair value as these securities are not readily marketable and are based on the ultimate recoverability of the par value. The fair value of off-balance-sheet items is not considered material. Fair value of net loans, time deposits, junior subordinated debt, and senior subordinated notes are measured using the exit-price notion.

6. BANK PREMISES AND EQUIPMENT

Bank premises and equipment as of December 31, 2022 and 2021 were as follows (in thousands):

	2022	2021
Land	$ 7,112	$ 8,139
Land improvements	1,558	1,558
Building and improvements	20,475	23,792
Leasehold improvements	3,033	3,001
Furniture, fixtures, equipment and software	11,341	12,182
Construction in progress	139	12
	43,658	48,684
Less accumulated depreciation and amortization	18,401	18,274
Bank premises and equipment, net	$ 25,257	$ 30,410

Depreciation and amortization expense related to bank premises and equipment for 2022, 2021 and 2020 was $2.5 million, $2.4 million and $2.0 million, respectively.

7. LEASES

The Company leases certain premises and equipment under operating leases. In recognizing lease right-of-use assets and related liabilities, we account for lease and non-lease components (such as taxes, insurance, and common area maintenance costs) separately as such amounts are generally readily determinable under our lease contracts. At December 31, 2022 and 2021, the Company had operating lease liabilities totaling $5.8 million and $6.5 million, respectively, and right-of-use assets totaling $5.3 million and $5.9 million, respectively, related to these leases. Operating lease liabilities and right-of-use assets are reflected in our consolidated balance sheets. We do not currently have any financing leases. For the year ended December 31, 2022 and 2021, our net operating lease cost was $2.3 million and $2.4 million, respectively. These net operating lease costs are reflected in occupancy expenses on our consolidated statements of income and comprehensive income (loss).

The following table presents other information related to our operating leases:

	For the Year Ended	
(in thousands except for percent and period data)	December 31, 2022	December 31, 2021
Other information:		
Weighted-average remaining lease term - operating leases, in years	4.9	4.4
Weighted-average discount rate - operating leases	2.9 %	2.5 %

The following table summarizes the maturity of remaining lease liabilities:

(dollars in thousands)	As of December 31, 2022
Lease payments due:	
2023	$ 2,106
2024	1,193
2025	629
2026	571
2027	519
Thereafter	1,203
Total lease payments	6,221
Less: imputed interest	(454)
Lease liabilities	$ 5,767

As of December 31, 2022, the Company had two operating leases that have not yet commenced that will create additional lease liabilities and right-of-use assets for the Company.

8.   GOODWILL AND INTANGIBLE ASSETS

Goodwill

Primis has recorded $104.6 million and $101.9 million of goodwill at December 31, 2022 and 2021, respectively. Goodwill is primarily related to the acquisition of other banks before 2022 and Primis Mortgage in 2022.

Goodwill is evaluated for impairment on an annual basis or more frequently if events or circumstances warrant. Our annual assessment occurs as of September 30th every year. For our annual 2022 assessment, we performed a step one quantitative assessment to determine if the fair value of our Bank reporting unit was less than its carrying amount. We concluded that the fair value of our Bank reporting unit exceeded its carrying amount and no impairment was present based on management's assessment. No impairment was indicated in 2022, 2021 or 2020. We determined that for Primis Mortgage, we did not need a quantitative assessment and performed a qualitative assessment. No impairment was indicated for 2022 for the Primis Mortgage reporting unit.

Intangible Assets

Intangible assets were as follows at year end (in thousands):

	December 31, 2022		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Amortizable Intangibles	$ 17,620	$ (14,366)	$ 3,254

	December 31, 2021		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Amortizable intangibles	$ 17,503	$ (13,041)	$ 4,462

Estimated amortization expense of intangibles for the years ended December 31 were as follows (in thousands):

2023	$ 1,296
2024	1,292
2025	629
2026	27
2027	10
Total	$ 3,254

9. DEPOSITS

The aggregate amount of time deposits in denominations of $250 thousand or more at December 31, 2022 and 2021 was $125.3 million and $128.0 million, respectively.

At December 31, 2022, the scheduled maturities of time deposits are as follows (in thousands):

2023	$ 338,326
2024	108,087
2025	7,061
2026	4,049
2027	7,534
Total	$ 465,057

The following table sets forth the maturities of certificates of deposit of $250 thousand and over as of December 31, 2022 (in thousands):

Within 3 Months	3 to 6 Months	6 to 12 Months	Over 12 Months	Total
$ 24,971	$ 26,709	$ 32,954	$ 40,709	$ 125,343

For our deposit agreements with certain customers, we hold the collateral in a segregated custodial account. We are required to maintain adequate collateral levels. In the event the collateral fair value falls below stipulated levels, we will pledge additional securities. We closely monitor collateral levels to ensure adequate levels are maintained, while mitigating the potential risk of over-collateralization.

10. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWINGS

Other borrowings can consist of FHLB convertible advances, FHLB of Atlanta overnight advances, FHLB advances maturing within one year, federal funds purchased and securities sold under agreements to repurchase ("repo") that mature within one year, which are secured transactions with customers. The balance in repo accounts at December 31, 2022 and 2021 was $6.5 million and $10.0 million, respectively.

At December 31, 2022 and 2021, we had pledged callable agency securities, residential government-sponsored mortgage-backed securities and collateralized mortgage obligations with a carrying value of $14.2 million and $21.7 million, respectively, to customers who require collateral for overnight repurchase agreements and deposits.

Other borrowings consist of the following (in thousands):

	December 31,			
	2022		**2021**	
FHLB collateral advances maturing 3/1/2030	$	—	$	100,000
Short-term FHLB advances maturing 1/3/2023		50,000		—
Short-term FHLB advances maturing 1/13/2023		100,000		—
Short-term FHLB advances maturing 1/23/2023		50,000		—
Short-term FHLB advances maturing 1/27/2023		125,000		—
Total FHLB advances		325,000		100,000
Securities sold under agreements to repurchase		6,445		9,962
Total	$	331,445	$	109,962
Weighted average interest rate at year end		4.19 %		0.36 %

Our FHLB convertible advances of $100.0 million were called on March 1, 2022.

Each FHLB advance is payable at its maturity date, with a prepayment penalty for fixed rate advances paid off earlier than maturity. Residential 1-4 family mortgage loans in the amount of approximately $405.2 million and $382.7 million were pledged as collateral for FHLB advances as of December 31, 2022 and 2021, respectively. HELOCs in the amount of approximately $27.4 million and $28.3 million were pledged as collateral for FHLB advances at December 31, 2022 and 2021, respectively. Commercial mortgage loans in the amount of approximately $169.6 million and $155.4 million were pledged as collateral for FHLB advances as of December 31, 2022 and 2021, respectively. Investment securities in the amount of $2.3 million and $3.5 million were pledged as collateral for FHLB advances at December 31, 2022 and 2021, respectively. At December 31, 2022, Primis Bank had available collateral to borrow an additional $437.7 million from the FHLB.

11.   JUNIOR SUBORDINATED DEBT AND SENIOR SUBORDINATED NOTES

In 2017, the Company assumed $10.3 million of trust preferred securities that were issued on September 17, 2003 and placed through a trust in a pooled underwriting totaling approximately $650 million. The trust issuer invested the total proceeds from the sale of the trust preferred securities in Floating Rate Junior Subordinated Deferrable Interest Debentures. At December 31, 2022 and 2021, there was $10.3 million outstanding, net of approximately $0.6 million of debt issuance costs. These securities pay cumulative cash distributions quarterly at a variable rate per annum, reset quarterly, equal to the three-month LIBOR plus 2.95%. As of December 31, 2022 and 2021, the interest rate was 7.69% and 3.17%, respectively. The dividends paid to holders of these securities, which are recorded as interest expense, are deductible for income tax purposes.

The trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. At December 31, 2022, all of the trust preferred securities qualified as Tier 1 capital.

On January 20, 2017, Primis completed the sale of $27.0 million of its fixed-to-floating rate senior Subordinated Notes due 2027. These notes initially bore interest at 5.875% per annum until January 31, 2022; interest is currently payable at an annual floating rate equal to three-month LIBOR plus a spread of 3.95% until maturity or early redemption. At December 31, 2022, 80% of these notes qualified as Tier 2 capital.

In 2017, the Company assumed a Senior Subordinated Note Purchase Agreement, dated April 22, 2015, entered into with certain institutional accredited investors, pursuant to which $20.0 million in aggregate principal amount of its 6.50% Fixed-to-Floating Rate Subordinated Notes due 2025 was sold to the investors. On February 1, 2021, the Company redeemed all of these notes.

On August 25, 2020, Primis completed the sale of $60.0 million of its fixed-to-floating rate Subordinated Notes due 2030. These notes will bear interest at an initial rate of 5.40% per annum, payable semi-annually in arrears on March 1 and September 1 of each year, commencing on March 1, 2021. From and including September 1, 2025 to, but excluding the maturity date or the date of earlier redemption (the "floating rate period"), the interest rate will reset quarterly to an annual interest rate equal to the Benchmark rate, which is expected to be three-month Term Secured Overnight Financing Rate, plus 531 basis points, for each quarterly interest period during the floating rate period, payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year, commencing on December 1, 2025. Notwithstanding the foregoing, in the event that the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero. At December 31, 2022, all of these notes qualified as Tier 2 capital.

At December 31, 2022 and 2021, the remaining unamortized debt issuance costs related to the senior Subordinated Notes totaled $1.5 million and $1.7 million, respectively.

12.   INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Net deferred tax assets at December 31, 2022 and 2021 consist primarily of the following (in thousands):

	2022	2021
Deferred tax assets:		
Allowance for credit losses	$ 7,796	$ 6,522
Unearned loan fees and other	1,891	1,581
Other real estate owned write-downs	38	450
Lease liability	1,246	1,407
Net unrealized loss on investment securities available for sale	6,920	—
Federal low income housing credit carryforward	485	424
Deferred compensation	1,596	1,684
Other	1,348	921
Total deferred tax assets	21,320	12,989
Deferred tax liabilities:		
Right-of-use assets	1,200	1,315
Net unrealized gain on investment securities available-for-sale	—	247
Purchase accounting	917	930
Depreciation	748	926
Other	166	—
Total deferred tax liabilities	3,031	3,418
Net deferred tax assets	$ 18,289	$ 9,571

No valuation allowance was deemed necessary on deferred tax assets in 2022 or 2021. Management believes that the realization of the deferred tax assets is more likely than not based on the expectation that Primis will generate the necessary taxable income in future periods.

We have no unrecognized tax benefits and do not anticipate any increase in unrecognized tax benefits during the next twelve months. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is our policy to record such accruals in our income tax accounts; no such accruals existed as of December 31, 2022, 2021 or 2020. Primis and its subsidiaries file a consolidated U.S. federal income tax return, and Primis files a Virginia state income tax return. Primis Bank files a Maryland and an Arkansas state income tax return. These returns are subject to examination by taxing authorities for all years after 2018.

The provision for income taxes consists of the following for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	2022	2021	2020
Current tax expense			
Federal	$ 6,434	$ 2,504	$ 5,319
State	315	163	320
Total current tax expense	6,749	2,667	5,639
Deferred tax expense (benefit)			
Federal	(2,178)	5,937	(1,294)
State	(36)	117	(117)
Total deferred tax expense (benefit)	(2,214)	6,054	(1,411)
Total income tax expense from continuing operations	4,535	8,721	4,228
Total income tax expense from discontinued operation	—	64	2,386
Total income tax expense	$ 4,535	$ 8,785	$ 6,614

The income tax expense differed from the amount of income tax determined by applying the U.S. Federal income tax rate of 21% to pretax income for the years ended December 31, 2022, 2021 and 2020 due to the following (in thousands):

	2022	2021	2020
Computed expected tax expense at statutory rate	$ 4,678	$ 8,345	$ 4,022
Increase (decrease) in tax expense resulting from:			
Remeasurement of deferred tax assets and liabilities	(148)	442	(31)
Low income housing tax credits, net of amortization	4	39	225
Income from bank-owned life insurance	(419)	(354)	(327)
State taxes, net	—	242	200
Other, net	420	7	139
Total income tax expense from continuing operations	4,535	8,721	4,228
Total income tax expense from discontinued operation	—	64	2,386
Total income tax expense	$ 4,535	$ 8,785	$ 6,614

During 2021, the Company remeasured the beginning of year allowance for credit losses deferred tax asset by $0.4 million, net, to reflect an adjustment in the 2020 adoption of ASU 2016-13.

13.   EMPLOYEE BENEFITS

Primis has a 401(k) plan that allows employees to make pre-tax contributions for retirement. The 401(k) plan provides for discretionary matching contributions by Primis. The expense for 2022, 2021 and 2020 was $1.3 million, $1.0 million and $0.8 million, respectively.

The Bank previously maintained a deferred compensation plan in the form of Supplemental Executive Retirement Plan ("SERP") for four (4) former executives. Under the plan, the Bank pays each participant, or their beneficiary, compensation deferred plus accrued interest for a period of 15 to 17 years after their retirement or age 62 depending on the terms and conditions of each plan. A liability is accrued for the obligations under these plans.

The expense incurred for the deferred compensation plans in 2022, 2021 and 2020 was $0.3 million, $0.4 million and $1.3 million, respectively. The deferred compensation plan liability was $7.4 million and $7.8 million as of December 31, 2022 and 2021, respectively.

14. STOCK-BASED COMPENSATION

The 2017 Equity Compensation Plan (the "2017 Plan") has a maximum number of 750,000 shares reserved for issuance. The purpose of the 2017 Plan is to promote the success of the Company by providing greater incentives to employees, non-employee directors, consultants and advisors to associate their personal interests with the long-term financial success of the Company, including its subsidiaries, and with growth in stockholder value, consistent with the Company's risk management practices.

A summary of stock option activity for 2022 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Options outstanding, beginning of period	283,800	$ 10.98	2.2	$ 1,153
Expired	(22,000)	10.13		
Exercised	(58,500)	9.79		
Options outstanding, end of period	203,300	$ 11.41	1.3	$ 102
Exercisable at end of period	203,300	$ 11.41	1.3	$ 102

Stock-based compensation expense associated with stock options was zero, zero and $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we do not have any unrecognized compensation expense associated with the stock options.

A summary of time vested restricted stock awards for 2022 follows:

	Shares	Weighted Average Grant-Date Fair Value Per Share	Weighted Average Remaining Contractual Term
Unvested restricted stock outstanding, beginning of period	98,050	$ 14.58	3.3
Granted	1,500	13.85	
Vested	(28,450)	14.52	
Forfeited	(2,400)	15.38	
Unvested restricted stock outstanding, end of period	68,700	$ 14.24	2.4

Stock-based compensation expense for time vested restricted stock awards totaled $0.4 million, $0.7 million and $1.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, unrecognized compensation expense associated with restricted stock awards was $0.7 million, which is expected to be recognized over a weighted average period of 2.4 years.

A summary of performance-based restricted stock units (the "Units") for 2022 follows:

	Shares	Weighted Average Grant-Date Fair Value Per Share	Weighted Average Remaining Contractual Term
Unvested Units outstanding, beginning of period	59,355	$ 15.00	4.0
Granted	96,105	11.83	
Vested	(1,500)	15.00	
Unvested Units outstanding, end of period	153,960	$ 13.02	3.6

During 2022 and 2021, the Company issued 96,105 and 59,355 non-transferrable Units, respectively, convertible, on a one-on-one basis, into shares of stock to eligible employees, granted pursuant to and subject to the provisions of the 2017 Plan.

These Units are subject to service and performance conditions. These Units vest based on the achievement of both conditions. Achievement of the performance condition will be determined at the end of the five-year performance period (the "Performance Period") by evaluating the: 1) Company's adjusted earnings per share compound annual growth measured for the Performance Period and 2) performance factor achieved. Payouts between performance levels will be determined based on straight line interpolation.

The Company did not recognize any stock-based compensation expense associated with these Units during the years ended December 31, 2022 or 2021 because it is not probable that these Units will vest. The grant date fair value of these Units was $11.83 and $15.00 per Unit for the years ended December 31, 2022 and 2021, respectively. The maximum potential unrecognized compensation expense associated with these Units was $3.0 million and $1.3 million, at December 31, 2022 and 2021, respectively.

15.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Financial Instruments With Off-Balance Sheet Risk

Primis is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and guarantees of credit card accounts. These instruments involve elements of credit and funding risk in excess of the amount recognized in the consolidated balance sheet. Letters of credit are written conditional commitments issued by Primis to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. We had letters of credit outstanding totaling $10.7 million and $13.1 million as of December 31, 2022 and 2021, respectively.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and letters of credit is based on the contractual amount of these instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. Unless noted otherwise, we do not require collateral or other security to support financial instruments with credit risk.

Allowance For Credit Losses - Off-Balance Sheet Credit Exposures

The allowance for credit losses on off-balance-sheet credit exposures is a liability account, calculated in accordance with ASC 326, representing expected credit losses over the contractual period for which we are exposed to credit risk resulting from a contractual obligation to extend credit. No allowance is recognized if we have the unconditional right to cancel the obligation. Off-balance-sheet credit exposures primarily consist of amounts available under outstanding lines of credit and letters of credit detailed above. For the period of exposure, the estimate of expected credit losses considers both the likelihood that funding will occur and the amount expected to be funded over the estimated remaining life of the commitment or other off-balance-sheet exposure. The likelihood and expected amount of funding are based on historical utilization rates. The amount of the allowance represents management's best estimate of expected credit losses on commitments expected to be funded over the contractual life of the commitment. Estimating credit losses on amounts expected to be funded uses the same methodology as described for loans in Note 4 - Loans and Allowance for Credit Losses, as if such commitments were funded. The allowance for credit losses on off-balance-sheet credit exposures is reflected in other liabilities in our consolidated balance sheets.

The following table details activity in the allowance for credit losses on off-balance-sheet credit exposures:

	2022	2021
Balance as of January 1	$ 977	$ 740
Credit loss expense	439	237
Balance as of December 31,	$ 1,416	$ 977

Commitments

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments are made predominately for adjustable rate loans, and generally have fixed expiration dates of up to three months or other termination clauses and usually require payment of a fee. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis.

We had $52.7 million of loan commitments outstanding as of December 31, 2022, all of which contractually expire within thirty years.

At December 31, 2022 and 2021, we had unfunded lines of credit and undisbursed construction loan funds totaling $540.6 million and $411.0 million, respectively. Virtually all of our unfunded lines of credit and undisbursed construction loan funds are variable rate.

Primis also had commitments on the subscription agreements entered into for the investments in non-marketable equity securities of $3.2 million and $3.1 million, at December 31, 2022 and 2021, respectively.

16.   EARNINGS PER SHARE

The following is a reconciliation of the denominators of the basic and diluted EPS computations for 2022, 2021 and 2020 (amounts in thousands, except per share data):

	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
For the year ended December 31, 2022			
Basic EPS from continuing operations	$ 17,741	24,561	$ 0.72
Effect of dilutive stock options and unvested restricted stock	—	108	—
Diluted EPS from continuing operations	$ 17,741	24,669	$ 0.72
Basic EPS from discontinued operation	$ —	24,561	$ 0.00
Effect of dilutive stock options and unvested restricted stock	—	108	—
Diluted EPS from discontinued operation	$ —	24,669	$ 0.00
For the year ended December 31, 2021			
Basic EPS from continuing operations	$ 31,018	24,438	$ 1.27
Effect of dilutive stock options and unvested restricted stock	—	163	(0.01)
Diluted EPS from continuing operations	$ 31,018	24,601	$ 1.26
Basic EPS from discontinued operation	$ 230	24,438	$ 0.01
Effect of dilutive stock options and unvested restricted stock	—	163	—
Diluted EPS from discontinued operation	$ 230	24,601	$ 0.01
For the year ended December 31, 2020			
Basic EPS from continuing operations	$ 14,884	24,239	$ 0.61
Effect of dilutive stock options and unvested restricted stock	—	124	—
Diluted EPS from continuing operations	$ 14,884	24,363	$ 0.61
Basic EPS from discontinued operation	$ 8,403	24,239	$ 0.35
Effect of dilutive stock options and unvested restricted stock	—	124	—
Diluted EPS from discontinued operation	$ 8,403	24,363	$ 0.35

The Company did not have any anti-dilutive options as of December 31, 2022 and 2021 and had 226,300 anti-dilutive options as of December 31, 2020.

17.   REGULATORY MATTERS

Primis Financial Corp. and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action ("PCA"), we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. At December 31, 2022 and 2021, the most recent regulatory notifications categorized the Bank as well capitalized under regulatory framework for PCA.

Quantitative measures established by regulation to ensure capital adequacy require Primis to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to average assets (as defined). Management believes, as of December 31, 2022, that Primis meets all capital adequacy requirements to which it is subject.

The following table provides a comparison of the leverage and risk-weighted capital ratios of Primis Financial Corp. and Primis Bank at the periods indicated to the minimum and well-capitalized required regulatory standards:

	Actual		Required For Capital Adequacy Purposes		To Be Categorized as Well Capitalized [1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2022						
Primis Financial Corp.						
Leverage ratio	$ 322,390	9.68 %	$ 133,279	4.00 %	n/a	n/a
Common equity tier 1 capital ratio	312,390	10.30 %	136,482	4.50 %	n/a	n/a
Tier 1 risk-based capital ratio	322,390	10.63 %	181,976	6.00 %	n/a	n/a
Total risk-based capital ratio	441,902	14.57 %	242,635	8.00 %	n/a	n/a
Primis Bank						
Leverage ratio	$ 378,659	11.39 %	$ 137,290	4.00 %	$ 149,830	5.00 %
Common equity tier 1 capital ratio	378,659	12.64 %	134,847	4.50 %	194,779	6.50 %
Tier 1 risk-based capital ratio	378,659	12.64 %	179,796	6.00 %	239,728	8.00 %
Total risk-based capital ratio	414,619	13.84 %	239,728	8.00 %	299,660	10.00 %
December 31, 2021						
Primis Financial Corp.						
Leverage ratio	$ 314,353	9.41 %	$ 133,664	4.00 %	n/a	n/a
Common equity tier 1 capital ratio	304,353	13.09 %	104,598	4.50 %	n/a	n/a
Tier 1 risk-based capital ratio	314,353	13.52 %	139,464	6.00 %	n/a	n/a
Total risk-based capital ratio	430,421	18.52 %	185,952	8.00 %	n/a	n/a
Primis Bank						
Leverage ratio	$ 372,076	11.14 %	$ 137,890	4.00 %	$ 114,973	5.00 %
Common equity tier 1 capital ratio	372,076	16.18 %	103,476	4.50 %	149,465	6.50 %
Tier 1 risk-based capital ratio	372,076	16.18 %	137,968	6.00 %	183,957	8.00 %
Total risk-based capital ratio	400,836	17.43 %	183,957	8.00 %	229,947	10.00 %

[1] Prompt corrective action provisions are not applicable at the bank holding company level.

Primis Financial Corp. and Primis Bank are required to meet minimum capital requirements set forth by regulatory authorities. Bank regulatory agencies have approved regulatory capital guidelines ("Basel III") aimed at strengthening existing capital requirements for banking organizations. The Basel III Capital Rules require Primis Financial Corp. and Primis Bank to maintain (i) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer", (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer, (iii) a minimum ratio of Total capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer and (iv) a minimum leverage ratio of 4.0%. Failure to meet minimum capital requirements may result in certain actions by regulators which could have a direct material effect on the consolidated financial statements.

Primis Financial Corp. and Primis Bank remain well-capitalized under Basel III capital requirements. Primis Bank had a capital conservation buffer of 5.84% at December 31, 2022, which exceeded the 2.50% minimum requirement below which the regulators may impose limits on distributions.

Primis Bank's capital position is consistent with being well-capitalized under the regulatory framework for PCA.

18.   SEGMENT INFORMATION

The Company's management reporting process measures the performance of its operating segment based on internal operating structure, which is subject to change from time to time. Accordingly, the Company operates two reportable segments for management reporting purposes as discussed below:

Primis Bank. This segment specializes in providing financing services to businesses in various industries and deposit-related services to businesses, consumers and other customers. The primary source of revenue for this segment is net interest income and the origination and sale of loans.

Primis Mortgage. This segment specializes in originating mortgages in majority of the U.S. The primary source of revenue for this segment is net interest income, noninterest income and the origination of mortgage loans.

Prior to the Primis Mortgage acquisition in 2022, we operated as one reportable segment.

The following table provides financial information for the Company's segment. The information provided under the caption "Primis Bank" represents operations not considered to be reportable segments and/or general operating expenses of the Company, and includes the parent company and elimination adjustments to reconcile the results of the operating segment to the consolidated financial statements prepared in conformity with GAAP.

	As of and for the year ended December 31, 2022		
	Primis Mortgage	Primis Bank	Consolidated
Interest income	$ 705	$ 125,369	$ 126,074
Interest expense	2	21,585	21,587
Net interest income	703	103,784	104,487
Provision for loan losses	—	11,271	11,271
Noninterest income	5,055	16,273	21,328
Noninterest expense	9,361	82,907	92,268
Income before income taxes	(3,603)	25,879	22,276
Income tax expense (benefit)	(752)	5,287	4,535
Net income (loss)	$ (2,851)	$ 20,592	$ 17,741
Assets	$ 31,398	$ 3,540,139	$ 3,571,537

19. PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information of Primis Financial Corp. follows (in thousands):

CONDENSED BALANCE SHEETS
DECEMBER 31,

		2022		2021
ASSETS				
Cash	$	21,276	$	23,517
Loans held for investment		2,000		—
Investment in subsidiaries		460,982		479,855
Preferred investment in mortgage company		3,005		3,064
Investments in non-marketable equity securities		2,319		430
Other assets		1,637		2,681
Total assets	$	491,219	$	509,547
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Junior subordinated debt - long term	$	9,781	$	9,731
Senior subordinated notes - long term		85,531		85,297
Other liabilities		1,504		2,638
Total liabilities		96,816		97,666
Stockholders' equity:				
Common stock		246		245
Additional paid in capital		312,722		311,127
Retained earnings		107,285		99,397
Accumulated other comprehensive income (loss)		(25,850)		1,112
Total stockholders' equity		394,403		411,881
Total liabilities and stockholders' equity	$	491,219	$	509,547

CONDENSED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2022	2021	2020
Income:			
Cash dividends received from bank subsidiary	$ 15,000	$ —	$ 2,500
Interest income	27	—	—
Gain on debt extinguishment	—	573	—
Other investment income	150	—	—
Total income	15,177	573	2,500
Expenses:			
Interest on junior subordinated debt	536	355	426
Interest on senior subordinated notes	5,111	5,127	3,909
Other operating expenses	1,227	1,236	841
Total expenses	6,874	6,718	5,176
Income (loss) before income tax benefit and equity in undistributed net income of subsidiaries	8,303	(6,145)	(2,676)
Income tax benefit	(1,408)	(1,280)	(1,084)
Equity in undistributed net income of subsidiaries	8,030	36,113	24,879
Net income	$ 17,741	$ 31,248	$ 23,287

CONDENSED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2022	2021	2020
Operating activities:			
Net income	$ 17,741	$ 31,248	$ 23,287
Adjustments to reconcile net income to net cash and cash equivalents (used in) provided by operating activities:			
Equity in undistributed net income of subsidiaries	(23,030)	(36,113)	(27,379)
Gain on debt extinguishment	—	(573)	—
Other, net	1,229	1,426	8,766
Net cash and cash equivalents provided by (used in) in operating activities	(4,060)	(4,012)	4,674
Investing activities:			
Net (increase) decrease in loans	(2,000)	—	—
Increase in preferred investment in mortgage company	—	(3,064)	—
Increase in non-marketable equity securities investments	(1,889)	(430)	—
Dividend from subsidiaries	15,000	—	2,500
Net cash and cash equivalents provided by (used in) investing activities	11,111	(3,494)	2,500
Financing activities:			
Issuance of subordinated notes, net of cost	—	—	58,600
Extinguishment of subordinated debt	—	(20,000)	—
Proceeds from exercised stock options	572	1,526	574
Repurchase of restricted stock	(11)	(14)	—
Cash dividends paid on common stock	(9,853)	(9,807)	(9,737)
Net cash and cash equivalents provided by (used in) financing activities	(9,292)	(28,295)	49,437
Net change in cash and cash equivalents	(2,241)	(35,801)	56,611
Cash and cash equivalents at beginning of period	23,517	59,318	2,707
Cash and cash equivalents at end of period	$ 21,276	$ 23,517	$ 59,318

20. RELATED PARTY TRANSACTIONS

During the year, officers, directors, principal shareholders, and their affiliates (related parties) were customers of and had transactions with the Company. Loan activity to related parties is as follows (in thousands):

	2022
Balance at January 1,	$ 40,595
Principal advances	6,641
Principal paid	(4,985)
Transfers in (out) of related party status	(14,376)
Balance at December 31,	$ 27,875

Primis has also entered into deposit transactions with its related parties. The aggregate amount of these deposit accounts were $15.9 million and $22.4 million as of December 31, 2022 and 2021, respectively.

21. VARIABLE INTEREST ENTITIES

Variable interests are defined as contractual ownership or other interests in an entity that change with fluctuations in the fair value of an entity's net asset value. The primary beneficiary consolidates the VIE. The primary beneficiary is defined as the enterprise that has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE.

Our involvement with VIEs includes our investments in low income housing tax credit funds and non-marketable and other equity securities.

Low Income Housing Tax Credits

The general purpose of housing equity funds is to encourage and assist participants in investing in low-income residential rental properties located in the Commonwealth of Virginia, develop and implement strategies to maintain projects as low-income housing, deliver Federal Low Income Housing Credits to investors, allocate tax losses and other possible tax benefits to investors, and to preserve and protect project assets.

Non-Marketable and Other equity investments

The Company also has a limited interest in several funds that focus on providing venture capital to new and emerging financial technology companies, which are accounted for as VIEs. Investments held by the Company in these third-party funds do not have controlling or significant variable interests.

The above investments meet the criteria of a VIE, however, the Company is not the primary beneficiary of the entities, as it does not have the power to direct the activities that most significantly impact the economic performance of the entities and their accounts are not included in our consolidated financial statements. The Company's investment in the unconsolidated VIEs were carried as other assets on the consolidated balance sheets.

 The low income housing tax credit funds were carried at $3.4 million and $4.2 million at December 31, 2022 and 2021, respectively. Tax credits, net of amortization recognized related to these investments during the years ended December 31, 2022 and 2021 were $(4) thousand and $(39) thousand, respectively. Additional capital calls expected for the funds totaled $0.4 million at December 31, 2022 and 2021 and are accrued for in other liabilities on the consolidated balance sheets.

The non-marketable and other equity investments were carried at $4.4 million and $2.1 million at December 31, 2022 and 2021, respectively. We also make commitments on the subscription agreements entered into for the investments in non-marketable equity securities. For additional details, see Note 15 – Financial Instruments with Off-Balance-Sheet Risks.

The Company's maximum exposure to loss from unconsolidated VIEs is the higher of the investment recorded on the Company's consolidated balance sheets or the commitment on the investment. As of December 31, 2022 and 2021, the maximum exposure to loss for our unconsolidated VIEs was $11.0 million and $9.4 million, respectively.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures. As of the end of the period covered by this Annual Report on Form 10-K, under the supervision and with the participation of management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d -15(e) under the Securities Exchange Act of 1934) utilizing the framework established in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, our chief executive officer and chief financial

officer have concluded that these controls and procedures are effective as of the end of the period covered by this Annual Report on Form 10-K.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting. Management of Primis Financial Corp. is responsible for establishing and maintaining adequate internal control over financial reporting for Primis Financial Corp. ("we" and "our"), as that term is defined in Exchange Act Rules 13a-15(f). As permitted by guidance provided by the Staff of U.S. Securities and Exchange Commission, the scope of management's assessment of internal control over financial reporting as of December 31, 2022, has excluded Primis Mortgage Company ("Primis Mortgage" formerly named SeaTrust Mortgage Company) acquired on May 31, 2022. Primis Mortgage represented 1 percent of consolidated total assets as of December 31, 2022 and 4 percent of consolidated revenues for the year ended December 31, 2022. Primis Financial Corp. conducted an evaluation of the effectiveness of our internal control over Primis' financial reporting as of December 31, 2022 based on the framework in "Internal Control-Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, we concluded that our internal control over financial reporting is effective as of December 31, 2022.

FORVIS, LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and has issued a report on the effectiveness of our internal control over financial reporting, which report is included in "Part II - Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

(c) Changes in Internal Control over Financial Reporting. As a result of the acquisition of Primis Mortgage, the Company is continuously working to integrate Primis Mortgage into its internal control over financial reporting process. Except for the changes in connection with this integration of Primis Mortgage, there were no changes in our internal controls over financial reporting that occurred during the three months ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information

None.


PART III


Item 10. Directors, Executive Officers and Corporate Governance

The information under the captions "Election of Directors," "Continuing Directors and Executive Officers," "Corporate Governance — Committees of the Board of Directors— Audit Committee," "Corporate Governance — Director Nominations Process" and "Corporate Governance — Code of Ethics" in Primis Financial Corp.'s definitive Proxy Statement for its 2023 Annual Meeting of Shareholders, to be filed with the SEC within 120 days after December 31, 2022 pursuant to Regulation 14A under the Exchange Act (the "2023 Proxy Statement"), is incorporated herein by reference in response to this item.

Item 11. Executive Compensation

The information under the captions "Executive Compensation and Other Matters," "Director Compensation" and "Compensation Committee Report on Executive Compensation" in the 2023 Proxy Statement is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information under the caption "Beneficial Ownership of Common Stock by Management of the Company and Principal Stockholders" in the 2023 Proxy Statement is incorporated herein by reference in response to this item.

The information required by this Item concerning securities authorized for issuance under equity compensation plans is incorporated herein by reference to Part II, Item 5 of this Annual Report on Form 10-K.

Item 13. Certain Relationships, Related Transactions and Director Independence

The information under the captions "Corporate Governance — Director Independence" and "Certain Relationships and Related Party Transactions" in the 2023 Proxy Statement is incorporated herein by reference in response to this item.

Item 14. Principal Accounting Fees and Services

The Independent Registered Public Accounting Firm is FORVIS, LLP (PCAOB Firm ID No. 686) located in Greenville, North Carolina. The information under the caption "Fees and Services of Independent Registered Public Accounting Firm" in the 2023 Proxy Statement is incorporated herein by reference in response to this item.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this report:

(a)(1)   Financial Statements

The following consolidated financial statements and reports of independent registered public accounting firm are in Part II, Item 8:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets - December 31, 2022 and 2021

Consolidated Statements of Income and Comprehensive Income (Loss) - Years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Changes in Stockholders' Equity - Years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Cash Flows -Years ended December 31, 2022, 2021 and 2020

Notes to Consolidated Financial Statements

(a)(2)   Financial Statement Schedules

All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3)   Exhibits

The following are filed or furnished, as noted below, as part of this Annual Report on Form 10-K and this list includes the Exhibit Index.

Exhibit No.	Description
3.1	Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to Primis Financial Corp.'s (formerly Southern National's) Registration Statement on Form S-1 (Registration No. 333-136285) filed on August 4, 2006)
3.2	Certificate of Amendment to the Articles of Incorporation dated January 31, 2005 (incorporated herein by reference to Exhibit 3.2 to Primis Financial Corp.'s (formerly Southern National's) Registration Statement on Form S-1 (Registration No. 333-136285) filed on August 4, 2006)
3.3	Certificate of Amendment to the Articles of Incorporation dated April 13, 2006 (incorporated herein by reference to Exhibit 3.3 to Primis Financial Corp.'s (formerly Southern National's) Registration Statement on Form S-1 (Registration No. 333-136285) filed on August 4, 2006)
3.4	Articles of Amendment to the Articles of Incorporation dated March 31, 2021 (incorporated herein by reference to Exhibit 3.1 to Primis Financial Corp.'s Current Report on Form 8-K filed on March 31, 2021)

Exhibit No.	Description
3.5	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 to Primis Financial Corp.'s Current Report on Form 8-K filed on March 31, 2021)
4.1	Specimen Stock Certificate of Southern National (incorporated herein by reference to Exhibit 4.1 to Primis Financial Corp.'s (formerly Southern National's) Registration Statement on Form S-1 (Registration No. 333-136285))
4.2	Form of Warrant Agreement (incorporated herein by reference to Exhibit 4.2 to Primis Financial Corp.'s (formerly Southern National's) Registration Statement on Form S-1 (Registration No. 333-136285))
4.3	Form of Amendment to Warrant Agreement (incorporated herein by reference to Exhibit 4.3 to Primis Financial Corp.'s (formerly Southern National's) Registration Statement on Form S-1 (Registration No. 333-136285))
4.4	Form of 5.875% Fixed-to-Floating Rate Subordinated Notes due January 31, 2027 (incorporated herein by reference to Exhibit 10.1 to Primis Financial Corp.'s (formerly Southern National's) Current Report on Form 8-K filed on January 24, 2017)
4.5*	Description of Registrant's Securities

Certain instruments relating to long-term debt as to which the total amount of securities authorized there under does not exceed 10% of the total assets of Primis Financial Corp. (formerly Southern National Bancorp of Virginia, Inc.) have been omitted in accordance with Item 601(b)(4)(iii) of Regulation S-K. The registrant will furnish a copy of any such instrument to the Securities and Exchange Commission upon its request.

4.6	Subordinated Indenture, dated as of August 25, 2020, between Primis Financial Corp. (formerly Southern National Bancorp of Virginia, Inc.) and Wilmington Trust, National Association (incorporated herein by reference to Exhibit 4.1 to Primis Financial Corp.'s (formerly Southern National's) Current Report on Form 8-K filed on August 25, 2020)
4.7	First Supplemental Indenture, dated as of August 25, 2020, between Primis Financial Corp. (formerly Southern National Bancorp of Virginia, Inc.) and Wilmington Trust, National Association (incorporated herein by reference to Exhibit 4.2 to Primis Financial Corp.'s (formerly Southern National's) Current Report on Form 8-K filed on August 25, 2020)
4.8	Form of 5.40% Fixed-to-Floating Rate Subordinated Notes due 2030 (included in Exhibit 4.7)
10.1+	Form of Primis Financial Corp. (formerly Southern National Bancorp of Virginia, Inc.) Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.3 to Primis Financial Corp.'s (formerly Southern National's) Registration Statement on Form S-1/A filed on October 29, 2009 (Registration No. 333-162467))
10.2+	Primis Financial Corp. (formerly Southern National Bancorp of Virginia, Inc.) 2010 Stock Awards and Incentive Plan (incorporated herein by reference to Exhibit 4.2 to Primis Financial Corp.'s (formerly Southern National's) Registration Statement on Form S-8 (Registration No. 333-166511))
10.3+	Primis Financial Corp. (formerly Southern National Bancorp of Virginia, Inc.) 2017 Equity Compensation Plan (incorporated herein by reference to Appendix A of Primis Financial Corp.'s (formerly Southern National's) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 11, 2017)

Exhibit No.	Description
10.4+	Form of Primis Financial Corp. (formerly Southern National Bancorp of Virginia, Inc.) Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 4.3 to Primis Financial Corp.'s (formerly Southern National's) Registration Statement on Form S-8 (Registration No. 333-166511))
10.5+	Primis Financial Corp. (formerly Southern National Bancorp of Virginia, Inc.) Supplemental Executive Retirement Plan (incorporated herein by reference to Exhibit 10.9 to Primis Financial Corp.'s (formerly Southern National's) Current Report on Form 8-K filed on June 26, 2017)
10.6+	Primis Financial Corp. (formerly Southern National Bancorp of Virginia, Inc.) Executive Severance Plan (incorporated herein by reference to Exhibit 10.10 to Primis Financial Corp.'s (formerly Southern National's) Current Report on Form 8-K filed on June 26, 2017)
10.7+	Form of Subordinated Note Purchase Agreement, dated January 20, 2017 (incorporated herein by reference to Exhibit 10.1 to Primis Financial Corp.'s (formerly Southern National's) Current Report on Form 8-K filed on January 24, 2017)
10.8+	Employment Agreement, dated as of February 28, 2019, by and between George C. Sheflett and Primis Financial Corp. (formerly Southern National Bancorp of Virginia, Inc.) (incorporated herein by reference to Exhibit 10.1 to Primis Financial Corp.'s (formerly Southern National's) Quarterly Report on Form 10-Q filed on May 9, 2019)
10.9+	Executive Employment Agreement, dated as of April 29, 2020, by and between Stephen B. Weber and Primis Financial Corp. (formerly Southern National) (incorporated herein by reference to Exhibit 10.1 to Primis Financial Corp.'s Quarterly Report on Form 10-Q filed on May 10, 2021)
10.10+	Change in Control Severance Agreement, dated as of June 1, 2020, by and between Mike Tyler and Primis Financial Corp. (formerly Southern National) (incorporated herein by reference to Exhibit 10.2 to Primis Financial Corp.'s Quarterly Report on Form 10-Q filed on May 10, 2021)
10.11+	Executive Employment Agreement, dated as of January 10, 2021, by and between Matthew Switzer and Primis Financial Corp. (formerly Southern National) (incorporated herein by reference to Exhibit 10.3 to Primis Financial Corp.'s Quarterly Report on Form 10-Q filed on May 10, 2021)
10.12+	Executive Employment Agreement, dated as of June 16, 2021, by and between Tyler Stafford and Primis Financial Corp. (incorporated herein by reference to Exhibit 10.13 to Primis Financial Corp.'s Annual Report on Form 10-K filed on March 14, 2022)
10.13+	Executive Employment Agreement, dated as of September 13, 2021, by and between Ann-Stanton C. Gore and Primis Financial Corp. (incorporated herein by reference to Exhibit 10.14 to Primis Financial Corp.'s Annual Report on Form 10-K filed on March 14, 2022)
10.14+*	Amended and Restated Employment Agreement, dated as of December 20, 2022, by and between Dennis J. Zember, Jr. and Primis Financial Corp.
10.15	Stock Purchase Agreement dated April 28, 2022 by and among SeaTrust Mortgage Company, Community First Bank, Inc. and Primis Bank (incorporated herein by reference to Exhibit 10.1 to Primis Financial Corp.'s Current Report on Form 8-K/A filed on June 1, 2022)
21.0*	Subsidiaries of the Registrant

Exhibit No.	Description
23.1*	Consent of FORVIS, LLP
23.2*	Consent of Richey, May & Co., LLP
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002
32.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1**	Financial Statements of Southern Trust Mortgage, LLC as of and for the year ended December 31, 2021 (unaudited) and Financial Statements of Southern Trust Mortgage, LLC as of and for the year ended December 31, 2020 together with Report of Independent Registered Public Accounting Firm thereon as of and for the years ended December 31, 2020; a former mortgage affiliate of the Company.
101	The following materials from Primis Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Extensible Business Reporting Language (Inline XBRL), filed herewith: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Stockholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.
104	The cover page from Primis Financial Corp's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL.

+   Management contract or compensatory plan or arrangement
*   Filed herewith
** Furnished herewith

Item 16. - Form 10-K Summary

None.

Primis Financial Corp. will furnish, upon written request, a copy of any exhibit listed above upon the payment of a reasonable fee covering the expense of furnishing the copy. Requests should be directed to:

Matthew Switzer, Executive Vice President and Chief Financial Officer
Primis Financial Corp.
10900 Nuckols Road, Suite 325
Glen Allen, Virginia 23060

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primis Financial Corp.

By: /s/ Dennis J. Zember, Jr. Date: March 15, 2023
Dennis J. Zember, Jr.
President and Chief Executive Officer

By: /s/ Matthew Switzer Date: March 15, 2023
Matthew Switzer
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 15, 2023

Signature	Title
/s/ Dennis J. Zember, Jr. Dennis J. Zember, Jr.	President and Chief Executive Officer, Director
/s/ John F. Biagas John F. Biagas	Director
/s/ Robert Y. Clagett Robert Y. Clagett	Director
/s/ W. Rand Cook W. Rand Cook	Director
/s/ Deborah Diaz Deborah Diaz	Director
/s/ F. L. Garrett, III F. L. Garrett, III	Director
/s/ Eric A. Johnson Eric A. Johnson	Director
/s/ Charles A. Kabbash Charles A. Kabbash	Director
/s/ Dr. Allen R. Jones Jr. Dr. Allen R. Jones Jr.	Director
/s/ John M. Eggemeyer John M. Eggemeyer	Director



Rockville, Maryland



Primis is listed on the Nasdaq Global Select Market under the Symbol "FRST."

Primis Board of Directors paid a dividend in February 2023, which was Primis' forty-fifth consecutive quarterly dividend in the company's history.

CALENDAR PERIOD	DIVIDENDS	SALES PRICE	
2022		Low	High
First Quarter	$0.10	$13.73	$16.15
Second Quarter	$0.10	$12.71	$14.38
Third Quarter	$0.10	$12.12	$14.41
Fourth Quarter	$0.10	$11.66	$13.05

Shareholder Services
Computershare is Primis' stock transfer agent and administers all matters related to our stock.

To contact Computershare:
Shareholder Services Number: 1-800-568-3476
Investor Centre™ portal: www.computershare.com/investor

First Class, Registered or Certified Mail:
Computershare Investor Services,
P.O. Box 43006
Providence, RI 02940-3006

Overnight Delivery:
Computershare Investor Services,
150 Royall Street, Suite 101
Canton, MA 02021

If your shares are held in a brokerage account, please contact your broker or financial advisor.

Availability of Information
Send Primis a written request and we will mail you a copy of our Annual Report free of charge. The Primis Annual Report with Form 10-K includes the financial statements and schedules required to be filed with the Securities and Exchange Commission for the fiscal year 2022.

Send your request to:
Primis Investor Relations
Investor@primisbank.com
P.O. Box 6030
Glen Allen, VA 23058

Annual Meeting of Shareholders
Primis' 2023 Annual Meeting of Shareholders is scheduled for Thursday, May 25, 2023 at 4:00 p.m. ET. Additional details are included in the related proxy materials posted on investors.primisbank.com.

THE PRIMIS FOOTPRINT

EXPANDING OUR REACH

Primis' financial services footprint continues to grow. Our strategy poises us to increase services to consumers within our branch footprint, and reach new customers nationwide with our digital platform. We are focused on continuing to develop a successful in-market bank that capitalizes on human interaction and local business development, alongside building a seamless, intuitive and highly useful digital platform for customers who prefer to bank electronically.

In addition to servicing our branch-banking markets, Primis' Life Premium Finance division and doctor-focused banking division, Panacea Financial, conduct business in all states across the continental United States. Primis Mortgage continues to expand nationally, ending 2022 licensed to lend in 39 states and Washington D.C.

Primis' leadership structure has evolved to support maximum growth, with in-market and digital platform banking in concert, assuring that opportunities are capitalized on and teams remain efficient. In the first quarter of 2023 Primis named three regional presidents to oversee the branch footprint. This allows for more localized decision-making, keeping leadership close to customers.

PRIMIS FOOTPRINT AS OF MARCH 2023

● Primis Digital Platform Deposits

● Life Premium Finance Loans

● Panacea Financial Loans

● Primis Mortgage Lending Footprint



V1BE service area highlighted

Primis Bank Locations

Ashland, VA	McLean, VA
Burgess, VA	Mechanicsville, VA
Callao, VA	Middleburg, VA
Charlottesville, VA	Midlothian, VA
Chester, VA	Newport News VA
Colonial Heights, VA	Quinton, VA
Courtland, VA	Richmond, VA
Gloucester Point, VA	Rockville, MD
Gloucester, VA	Surry, VA
Hampton, VA	Tappahannock, VA
Hartfield, VA	Upper Marlboro, MA
Heathsville, VA	Urbana, VA
Kilmarnock, VA	Warrenton, VA
King William, VA	Waverly, VA
Leesburg, VA	Williamsburg, VA



PRIMIS FINANCIAL CORP.

Primis Financial Corp.
1676 International Drive, Suite 900
McLean, VA 22102

002CSNDA5F | PRIMIS 2022 ANNUAL REPORT/ FORM 10-K WRAP